

2025 Annual Report

Challenge accepted.

Jacobs

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 26, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 1-7463

_____

Jacobs Solutions Inc.

Delaware	**88-1121891**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer identification number)**

1999 Bryan Street	**Suite 3500**	**Dallas**	**Texas**	**75201**
(Address of principal executive offices)				**(Zip Code)**

(214) 583 – 8500
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

_____

Title of Each Class		Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	$1 par value	J	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

_____

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the Registrant: has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

There were 118,749,162 shares of common stock outstanding as of November 10, 2025. The aggregate market value of the Registrant's common equity held by non-affiliates was approximately $14.4 billion as of March 28, 2025, based upon the last reported sales price on the New York Stock Exchange on that date.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement to be issued in connection with its 2026 annual meeting of shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

JACOBS SOLUTIONS INC.
Fiscal 2025 Annual Report on Form 10-K
Table of Contents

PART I

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that do not directly relate to any historical or current fact. When used herein, words such as "expects," "anticipates," "believes," "seeks," "estimates," "plans," "intends," "future," "will," "would," "could," "can," "may," "target," "goal" and similar words are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements we make concerning the financial condition and results of operations and our expectations as to our future growth, prospects, financial outlook and business strategy, and any assumptions underlying any of the foregoing. Although such statements are based on management's current estimates and expectations and/or currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. Such factors include, but are not limited to:

- general economic conditions, including inflation and the actions taken by monetary authorities in response to inflation, changes in interest rates and foreign currency exchange rates, changes in capital markets and stock market volatility, instability in the banking industry, labor shortages, or the impact of a possible recession or economic downturn or changes to monetary or fiscal policies or priorities in the U.S. and the countries where we do business on our results, prospects and opportunities;

- competition from existing and future competitors in our target markets, as well as the possible reduction in demand for certain of our product solutions and services, including delays in the timing of the award of projects or reduction in funding, or the abandonment of ongoing or anticipated projects due to the financial condition of our clients and suppliers or due to governmental budget constraints or changes to governmental budgetary priorities, or the inability of our clients to meet their payment obligations in a timely manner or at all;

- our ability to fully execute on our corporate strategy, including the impact of acquisitions, strategic alliances, divestitures, and other strategic events resulting from evolving business strategies, including on our ability to maintain our culture and retain key personnel, customers or suppliers, or our ability to achieve the cost-savings and synergies contemplated by our recent acquisitions within the expected time frames or to achieve them fully and to successfully integrate acquired businesses while retaining key personnel, and our ability to invest in the tools needed to implement our strategy;

- financial market risks that may affect us, including by affecting our access to capital, the cost of such capital and/or our funding obligations under defined benefit pension and post retirement plans;

- legislative changes, including potential changes to the amounts provided for, under the Infrastructure Investment and Jobs Act, as well as other legislation and executive orders related to governmental spending, including any directive to federal agencies to reduce federal spending or the size of the federal workforce, and changes in U.S. or foreign tax laws, including the OBBBA, statutes, rules, regulations or ordinances, including the impact of, and changes to, tariffs and retaliatory tariffs or trade policies that may adversely impact our future financial position or results of operations;

- increased geopolitical uncertainty and risks, including policy risks and potential civil unrest, relating to the outcome of elections across our key markets and elevated geopolitical tension and conflicts, including the Russia-Ukraine and Israel-Hamas conflicts and the escalating tensions in the Middle East, among others; and

- the impact of any pandemic, and any resulting economic downturn on our results, prospects and opportunities, measures or restrictions imposed by governments and health officials in response to the pandemic, as well as the inability of governments in certain of the countries in which we operate to effectively mitigate the financial or other impacts of any future pandemics or infectious disease outbreaks on their economies and workforces and our operations therein.

The foregoing factors and potential future developments are inherently uncertain, unpredictable and, in many cases, beyond our control. For a description of these and additional factors that may occur that could cause actual results to differ from our forward-looking statements, see Item 1A- *Risk Factors* below. We undertake no obligation to release publicly any revisions or updates to any forward-looking statements. We encourage you to read carefully the risk factors described herein and in other documents we file from time to time with the United States Securities and Exchange Commission (the "SEC").

Unless the context otherwise requires, all references herein to "Jacobs" or the "Registrant" are to Jacobs Solutions Inc. and its predecessors, and references to the "Company", "we", "us" or "our" are to Jacobs Solutions Inc. and its consolidated subsidiaries. On August 29, 2022, Jacobs Engineering Group Inc. (JEGI), the predecessor to Jacobs Solutions Inc., implemented a holding company structure, which resulted in Jacobs Solutions Inc. becoming the parent company of, and successor issuer to, JEGI (the "Holding Company Reorganization"). For purposes of this Annual Report, references to the "Company", "we", "us" or "our" or "our management" or "our business" at any point prior to August 29, 2022 (the "Holding Company Implementation Date") refer to JEGI and its consolidated subsidiaries as the predecessor to Jacobs Solutions Inc.

On September 27, 2024, Jacobs Solutions Inc. ("Jacobs") completed the previously announced Reverse Morris Trust transaction pursuant to which (i) Jacobs first transferred its Critical Mission Solutions business ("CMS") and portions of the Divergent Solutions ("DVS") business (referred to herein as the Cyber & Intelligence business ("C&I") and together with CMS referred to as the "SpinCo Business"), to Amazon Holdco Inc., a Delaware corporation, which has been renamed Amentum Holdings, Inc. ("SpinCo") (the "Separation"), (ii) Jacobs then effectuated a spin-off of SpinCo by distributing 124,084,108 shares of SpinCo common stock, par value $0.01 per share (the "SpinCo Common Stock") by way of a pro rata distribution to its shareholders such that each holder of shares of Jacobs common stock, par value $1.00 per share (the "Jacobs Common Stock") was entitled to receive one share of SpinCo Common Stock for each share of Jacobs common stock held as of the record date, September 23, 2024 (the "Distribution"), and (iii) finally, Amentum Parent Holdings LLC merged with and into SpinCo, with SpinCo surviving the merger (the "Merger" and together with the Separation and the Distribution, the "Separation Transaction"). The surviving entity of the Transaction is now an independent public company with common stock listed on the New York Stock Exchange under the symbol "AMTM" ("Amentum"). The financial results of the SpinCo Business are reflected in our Consolidated Statements of Earnings as discontinued operations for all periods presented. For further information regarding separation activities that took place in fiscal 2025, see Note 14- *Discontinued Operations* of the Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 1. BUSINESS

Guided by our values and our brand promise — Challenging today. Reinventing tomorrow – Jacobs delivers innovative solutions to address the world's most complex challenges and create lasting value for clients, communities and society.

With a global team of approximately 43,000, we provide end-to-end capabilities across advanced manufacturing, cities & places, energy, environmental, life sciences, transportation and water. Our services span advisory and consulting, feasibility and planning, through to design, program delivery and lifecycle management — helping to create a more connected and sustainable world.

From addressing water scarcity and aging infrastructure to access to life-saving therapies and cyber resilience, we combine creativity, agility and deep domain expertise to deliver outcomes that matter. Our integrated approach enables clients to meet urgent needs today while preparing for the opportunities of tomorrow.

Over the past eight years, Jacobs has transformed into a science-based consulting and advisory leader, focused on delivering digitally enabled, resilient solutions to complex sustainability, critical infrastructure and advanced manufacturing challenges. Strategic acquisitions, including a 65% stake in PA Consulting Group Limited ("PA Consulting") in fiscal 2021, along with BlackLynx and StreetLight — have strengthened our capabilities in high-value technology-enabled solutions.

Challenge accepted

In February 2025, we launched *Challenge Accepted*, our multi-year growth strategy designed to sharpen our focus and accelerate our performance. Aligned with our long-term financial framework, this strategy positions us to drive profitable growth and deliver scalable, full lifecycle solutions across water and environmental, life sciences and advanced manufacturing, and critical infrastructure.

As global challenges like urbanization, infrastructure modernization, digital evolution and environmental resilience intensify, our integrated delivery model unites the full breadth of our capabilities — from strategy through execution – across our end markets. This synergy enables us to deliver rapid, large-scale outcomes that anticipate evolving client needs and advance a more resilient, sustainable future where technology elevates human ingenuity and unlocks new possibilities for collaboration and problem-solving.

We harness our advanced data and digital capabilities, products and tools to help clients operate more efficiently, safely and intelligently. Through the expertise of our people and ongoing investment in artificial intelligence (AI) and next-generation digital solutions, we empower our clients' decision-making across the entire asset lifecycle – from capital planning and operations to cybersecurity and operational technology. Our capabilities in data analytics, digital architecture, advisory and transformation, software development and cybersecurity enable clients to unlock the full value of their data and digital infrastructure to improve performance, resilience and sustainability.

Through our strategic partnership with PA Consulting, we are expanding our high-end advisory services and deploying our collective strengths to help clients adapt, innovate and transform. Together, we deliver integrated support across the full project lifecycle — from early-stage strategy to implementation — enabling clients to tackle complex challenges, accelerate sustainable growth and shape a smarter, more resilient future.

A streamlined, focused business

Prior to the Separation Transaction, the Company's four operating segments were comprised of its two global lines of business ("LOBs"): Critical Mission Solutions ("CMS") and People Places and Solutions ("P&PS"), its business unit Divergent Solutions ("DVS") and its majority investment in PA Consulting. After the Separation in fiscal year 2024, we reorganized P&PS and our remaining DVS businesses into a more streamlined operating model, Infrastructure & Advanced Facilities ("I&AF"), which enables our collective business teams to collaborate more horizontally. Our CMS LOB and portions of DVS which were included in the Separation are now reported as discontinued operations.

Our Values in Action

Jacobs' Ethics and Code of Conduct, rooted in our values, set clear standards and support to guide decision-making and ensure we conduct our business with integrity.



At Jacobs, sustainability means delivering thoughtful solutions that meet today's needs while enabling economies, communities and the environment to thrive in the future. Our PlanBeyond® sustainable business approach aligns with our purpose to create a more connected, sustainable world. This approach has strengthened client relationships, aiming to create new opportunities and embed resilience into our global strategy. Building on this foundation, *PlanBeyond 2025+* focuses on transparency, measurable outcomes and trusted delivery, guiding our path forward with our stakeholders, including our clients, partners and people.

Driving positive impact

Operating in more than 40 countries, we view sustainability and resilience as key differentiators and drivers of impact. Demand for solutions that address complex, interconnected challenges continues to grow across infrastructure, energy, advanced manufacturing and health. By embedding sustainability into our solutions, we help clients' businesses and assets remain resilient. In fiscal 2025, we launched our *Evolve* tool, which generates recommendations to integrate sustainability into our projects to enhance their positive impact and resilience. Complimentary tools like *Climate Risk Manager*, *Kaleidoscope and Intelligent O&M* assess climate risks, carbon impacts and system vulnerabilities to inform critical project decisions.

We deliver cross-cutting solutions across seven interconnected capabilities: decarbonization & greenhouse gas management; adaptation & resilience; sustainable built environments; sustainable business; social value; nature positive; and energy transition. Together, these enable systems-level impact for clients and communities worldwide.

Transparency and accountability

We are committed to leading by example in our own operations — advancing a suite of strategic actions to reduce our carbon footprint. Our current commitment, including sourcing 100% renewable electricity and our net-zero target validated by the Science Based Targets initiative, underscore our progress across our operations and supply chain.

We have invested in technology to enhance virtual collaboration and help mitigate business travel and employee commuting carbon emissions. We also invested in tools and technology to help our people consider when business travel is essential and make more sustainable choices when it is necessary.

As businesses worldwide experience increasing stakeholder expectations and sustainability regulatory requirements, corporate transparency and accountability remains central. We report on our sustainability performance and corporate responsibility initiatives in accordance with globally recognized frameworks when required by applicable regulations, or, in the absence of mandated standards, we follow widely accepted market practices.

Positively impacting tomorrow's communities

We work globally with our clients, partners and supply chains to deliver solutions that seek to improve how people live, move and thrive, aiming to foster health and well-being for all occupants, promoting a sustainable and thriving future.

We invest in local communities globally, collaborating with charities and not-for-profit organizations to make a positive impact and live our values. Through Collectively℠, our global giving and volunteering program, we empower employees to support causes aligned to our values, through paid volunteer time, donation matching and grant nomination. In fiscal 2025, our employees mobilized support for communities, including those impacted by natural disasters, water insecurity and conflict. For example, in 2025 a team of 10 Jacobs volunteers partnered with non-profit Bridges to Prosperity to build a suspended bridge across Rwanda's Gatongati River — our 17th bridge build — providing safe, year-round access to education, healthcare, markets and other essential services for more than 8,300 people.

We also invest in the next generation through our science, technology, engineering, arts and mathematics (STEAM) education and engagement programs promoting sustainability learning among young people and providing information to inspire future careers in STEAM.

In 2025, Jacobs sponsored the International Science and Engineering Fair — a premier global competition engaging students from more than 300 affiliated science fairs worldwide and advancing the future talent pipeline.

In fiscal 2025, we donated over $2.9 million to 2,300+ charities across 34 countries. Our employees tracked more than 7,000 volunteer hours including nearly 4,000 STEAM volunteer hours.

Social value advisory in our client solutions

We also deliver social value strategies and services that help clients realize social value opportunities through their projects and services by embedding and measuring social, economic and environmental benefit generation into project delivery.

Our fully owned subsidiary, Simetrica-Jacobs, specializes in social value, wellbeing research and impact evaluation — measuring and quantifying social value and impacts to help directly inform investment decisions and delivery models. Simetrica-Jacobs deploys internationally endorsed methods set out by the Organisation for Economic Co-operation and Development and government-produced guidelines, including the U.K. Government's HM Treasury Green Book.

By combining this expertise with our infrastructure delivery, we help clients understand how they can transform local decision-making, shape inclusive investments and create lasting social change.

We maintain agile and disciplined capital deployment

M&A and Divestitures

Consistent with our profitable growth strategy, Jacobs pursues acquisitions, divestitures, strategic investments and other transactions to maximize long-term value by continuing to reshape our portfolio to higher value solutions and accelerating profitable growth strategy. The Company has recently made the following acquisitions, strategic investments and divestitures:

- On September 27, 2024, Jacobs completed the Separation Transaction, pursuant to which it spun off its CMS and C&I businesses and then subsequently merged those businesses with Amentum Parent Holdings LLC. Amentum, the surviving entity of the Separation Transaction, is now an independent public company with common stock listed on the New York Stock Exchange under the symbol "AMTM". For further information regarding separation activities that took place in fiscal 2025, see Note 14- *Discontinued Operations* of the Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

- On March 2, 2021, Jacobs completed the strategic investment of a 65% interest in PA Consulting, a U.K.-based leading innovation and transformation consulting firm.

Share Repurchases

During fiscal 2025, the Company repurchased $754.1 million in shares.

Shareholder Dividends

During fiscal 2025, the Company paid dividends of $0.29 per share in the first quarter and $0.32 per share in the second, third and fourth quarters.

<u>**Operating Segments**</u>

The services we provided to our end markets in fiscal 2025 fall into the following two operating segments: 1) Infrastructure & Advanced Facilities and 2) our majority investment in PA Consulting.

For additional information regarding our segments, including information about our financial results by segment and financial results by geography, see Note 19- *Segment Information* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

Infrastructure & Advanced Facilities (I&AF)

In fiscal 2025, Jacobs' Infrastructure & Advanced Facilities business provided end-to-end solutions for our clients' most complex challenges related to energy security, environmental resilience, safe and reliable transportation, buildings and infrastructure, integrated water management and biopharmaceutical manufacturing. In doing so, we combine deep experience in the following end markets - Critical Infrastructure, Water & Environmental and Life Sciences & Advanced Manufacturing.



Our core skills revolve around consulting, planning, architecture, design, engineering, infrastructure delivery services including project, program and construction management and long-term operation of facilities. Solutions are delivered as standalone professional service engagements, comprehensive program management partnerships, and selective progressive design-build and construction management at-risk delivery services. Increasingly, we use data science and technology-enabled expertise to deliver positive and enduring outcomes for our clients and communities.

We serve national, state and local government clients across multiple regions — including the U.S., Europe, U.K., Middle East, and Asia Pacific — and multinational and local private sector organizations globally.

PA Consulting (PA)

PA Consulting, the global innovation and transformation consultancy, accelerates new growth ideas from concept, through design and development and to commercial success, and revitalizes organizations, building leadership, culture, systems and processes to make innovation a reality. PA Consulting's global team of about 4,000, which includes strategists, innovators, designers, consultants, digital experts, scientists, engineers and technologists work across seven sectors: consumer and manufacturing, defense and security, energy and utilities, financial services, government, health and life sciences, and transport to make a positive impact alongside the clients it supports, bringing ingenuity to life.

PA Consulting has a diverse mix of private and public sector clients. Private sector clients include global household names like Diageo, Microsoft, Pret A Manger and Unilever, and start-ups like NTx, which is accelerating access to life-changing therapies. PA's work includes applying data and analytics to improve punctuality of flights at Heathrow Airport, accelerating the energy transition with Invenergy and energyRe, creating new digital platforms for the American College of Emergency Physicians, pioneering medtech with Hubly Surgical, accelerating clinical trials with AI for a global life sciences consortium, and enhancing resiliency in banking with Bankomat. Public sector clients include the U.K.'s Ministry of Defence, National Highways, The Norwegian Labour and Welfare Administration, The Danish Tax Agency and The Swedish Environmental Protection Agency.

Collectively, we also deploy the combined strengths of Jacobs' technical expertise in infrastructure, advanced manufacturing and technology with PA Consulting's innovation and transformation expertise to unlock significant opportunities for our clients worldwide. In the U.S., we're supporting the digital transformation of Dallas Fort Worth International Airport and contributing to the Frederick Douglass Tunnel program — one of the nation's largest transportation infrastructure investments. In England, we provide engineering, technical advice and innovation services to National Highways. We're building an AI blueprint for Hertfordshire County Council, one of England's largest councils. We've been appointed to the U.K.'s largest government management consultancy framework providing public sector organizations with streamlined access to advisory services. We're also delivering technical project management for the U.K. Department for Energy Security & Net Zero's Carbon Capture, Usage and Storage program, a cornerstone of the U.K.'s net-zero ambitions.

Separation of Critical Mission Solutions (CMS) and Cyber & Intelligence (C&I)

On September 27, 2024, Jacobs Solutions Inc. ("Jacobs") completed the previously announced Reverse Morris Trust transaction pursuant to which (i) Jacobs first transferred its Critical Mission Solutions business ("CMS") and portions of the Divergent Solutions ("DVS") business (referred to herein as the Cyber & Intelligence business ("C&I") and together with CMS referred to as the "SpinCo Business"), to Amazon Holdco Inc., a Delaware corporation, which has been renamed Amentum Holdings, Inc. ("SpinCo") (the "Separation"), (ii) Jacobs then effectuated a spin-off of SpinCo by distributing 124,084,108 shares of SpinCo common stock, par value $0.01 per share (the "SpinCo Common Stock"), by way of a pro rata distribution to its shareholders such that each holder of shares of Jacobs common stock, par value $1.00 per share, (the "Jacobs Common Stock") was entitled to receive one share of SpinCo Common Stock for each share of Jacobs common stock held as of the record date, September 23, 2024 (the "Distribution"), and (iii) finally, Amentum Parent Holdings LLC merged with and into SpinCo, with SpinCo surviving the merger (the "Merger" and together with the Separation and the Distribution, the "Separation Transaction"). The surviving entity of the Separation Transaction is now an independent public company with common stock listed on the New York Stock Exchange under the symbol "AMTM" ("Amentum").

As a result of the Separation Transaction, substantially all SpinCo Business-related assets and liabilities have been separated and distributed (the "Disposal Group"). The Company determined that the Disposal Group should be reported as discontinued operations in accordance with ASC 205-20, Discontinued Operations because their disposal represents a strategic shift that had a major effect on operations and financial results. As such, the financial results of the SpinCo Business are reflected in our Consolidated Statements of Earnings as discontinued operations for all periods presented. Additionally, current and non-current assets and liabilities of the Disposal Group were reflected as held for spin in the Consolidated Balance Sheet as of September 29, 2023. Further, as the Separation Transaction closed on September 27, 2024, no amounts remained held for spin at the end of fiscal 2024.

For further information regarding separation activities that took place in fiscal 2025, see Note 14- *Discontinued Operations* of the Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

Prior to the Separation Transaction, Jacobs' Critical Mission Solutions business provided a full spectrum of solutions for clients to address evolving challenges like digital transformation and modernization, national security and defense, space exploration, digital asset management, the clean energy transition, and nuclear decommissioning and cleanup. Clients included government agencies, as well as private sector clients mainly in the aerospace, automotive, motorsports, energy and telecom sectors. Prior to the Separation Transaction, the DVS business unit served as the core foundation for developing and delivering innovative, next-generation cloud, cyber, data and digital technologies. DVS clients included government agencies and commercial clients in the U.S. and international markets. Certain portions of the DVS business related to advising on digital strategy and transformation and developing digital solutions that facilitate capital, operational and cybersecurity decisions for our clients across our segments and their end markets were retained and are now part of I&AF.

Significant Customers

The following table sets forth the percentage of total revenues from continuing operations earned directly or indirectly from agencies of the U.S. federal government for each of the last three fiscal years:

2025	2024	2023
8%	10%	9%

Given the percentage of total revenue derived directly from the U.S. federal government, the loss of U.S. federal government agencies as customers could have a material adverse effect on the Company. In addition, any or all of our government contracts could be terminated, we could be suspended or debarred from all government contract work, or payment of our costs could be disallowed. For more information on risks relating to our government contracts, see Item 1A- *Risk Factors.*

Contracts

While there is considerable variation in the pricing provisions of the contracts we undertake, our contracts generally fall into two broad categories: cost-reimbursable and fixed-price. The following table sets forth the percentages of total revenues from continuing operations represented by these types of contracts for each of the last three fiscal years:

	2025	2024	2023
Cost-reimbursable	68%	69%	70%
Fixed-price, limited risk	32%	31%	26%
Fixed-price, at risk	—%	—%	4%

In accordance with industry practice, most of our contracts (including those with the U.S. federal government) are subject to termination at the discretion of the client, which is discussed in greater detail in Item 1A– *Risk Factors*. In such situations, our contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of termination.

Cost-Reimbursable Contracts

Cost-reimbursable contracts generally provide for reimbursement of costs incurred plus an amount of profit. The profit element may be in the form of a simple mark-up applied to the labor costs incurred or it may be in the form of a fee, or a combination of a mark-up and a fee. The fee element can also take several forms, including 1) a fixed amount, 2) an amount based on a percentage of the costs incurred or 3) an incentive fee based on targets, milestones, or performance factors defined in the contract. These contracts include a limited amount of guaranteed maximum price contracts.

Fixed-Price Contracts

Fixed-price contracts include both "lump sum bid" contracts and "negotiated fixed-price" contracts. Under lump sum bid contracts, we typically bid against competitors based on client-furnished specifications. This type of pricing presents certain inherent risks, including the possibility of ambiguities in the specifications received, problems with new technologies, and economic and other changes that may occur over the contract period. Additionally, it is not unusual for lump sum bid contracts to lead to an adversarial relationship with clients, which is contrary to our relationship-based business model. Accordingly, lump sum bid contracts are not our preferred form of contract. In contrast, under a negotiated fixed-price contract, we are selected as the contractor first and then we negotiate a price with our client and frequently exists in single-responsibility arrangements where we perform some portion of the work before negotiating the total price of the project. Thus, although both types of contracts involve a firm price for the client, the lump sum bid contract provides the greater degree of risk to us in our services contracts as well as construction. However, because of economies that may be realized during the contract term, both negotiated fixed-price and lump sum bid contracts may offer greater profit potential than other types of contracts. The Company carefully manages the risk inherent in these types of contracts. In recent years, most of our fixed-price work has been either negotiated fixed-price contracts or lump sum bid contracts for design and/or project services, rather than turnkey construction contracts which are included in the at risk type in the table above.

Competition

We compete with many companies across the world including technology, consulting and engineering firms. Typically, no single company or companies dominate the markets in which we provide services, and often we partner with our competitors or other companies to jointly pursue projects. AECOM, Tetra Tech, WSP, Arcadis, Bechtel, Arup, Endava, Exponent, Mott MacDonald, Stantec, Parsons, Accenture, Mace, AtkinsRealis, Altair, Montrose, Capgemini, Fluor, Deloitte, KPMG, PwC, Bain & Company and McKinsey & Company are some of our competitors. We compete based on the following factors, among others: technical capabilities, reputation for quality, price of services, safety record, availability of qualified personnel, and ability to timely perform work and contract terms.

Our People and Our Culture

Our people and culture define Jacobs. Authentic leadership and a commitment to living our core values every day creates a culture of trust, respect and empowerment across our business — enabling us to deliver the best outcomes for all our stakeholders. Guided by our employee value statement, "Jacobs. A world where you can.", our strategy further connects our people to our purpose and helps us continuously evolve our culture to support, empower and enable our talent to thrive.

Attracting and Growing our Talent

Jacobs' success is dependent on our ability to hire, develop and retain exceptional talent across technical, professional, scientific and consulting disciplines.

As of September 26, 2025, we had a workforce of approximately 43,000 people worldwide, including a contingent workforce of approximately 1,800 people. Our voluntary employee turnover rate of 8.2% reflects a strong culture and the commitment of our people. The breakdown of our employees by region (excluding contingent workforce) is as follows:



By fostering learning and unlocking career growth for our people, we attract and retain top talent to deliver for our clients and drive long-term growth for Jacobs. Our employee programs, global learning resources and digital tools enable collaboration and professional development in a supportive, high-performing workplace.

Our employee experience platform – e3: engage. excel. elevate. – enables our employees to develop through continuous feedback, priority alignment, experience profiling and career planning.

In fiscal 2025, we introduced several enterprise-wide initiatives to enhance talent mobility, foster leadership and support long-term, purpose-driven careers. These included responding to feedback from our employees regarding expanded learning opportunities, particularly in AI and digital skills, through the launch of Jacobs University—our global learning and development hub designed to make training more accessible and relevant across roles and regions. With four dedicated schools (and more planned) and access to nearly 30,000 training programs, the platform equips employees with future-ready skills and career development resources.

To expand career mobility, we also introduced the Internal Talent Marketplace, a digital platform connecting employees with opportunities, assignments and career pathways aligned to their goals and experience.

As we advance our digital and data solutions to help clients work more effectively and safer, we are also equipping our people with stronger digital skills and AI capabilities. In fiscal 2025, we launched Jacobs AI Assist, our proprietary AI tool that makes our authoritative knowledge more discoverable and usable for our employees in their daily work.

In fiscal 2025, more than 97% of employees completed all required modules in our annual "Living Our Values" training, which reinforces our core values.[1]

Our global graduate development program and local apprenticeships continue to provide our early career professionals with foundational skills, networks and knowledge. In fiscal 2025, we welcomed more than 1,300 graduates, interns and apprentices to our global team.

We support agile, lifelong careers through continuous development, mentoring and diverse career paths. Employees can request mentors through our e3 mentor match program and our eight Jacobs Employee Networks (JENs), which are open to all of our employees around the world, also offer mentoring with leaders who support and reflect myriad perspectives, backgrounds and experiences.

Our global Hybrid Work model strengthens team collaboration and client connection, while offering flexibility — reflecting our commitment to providing an adaptable, inclusive and empowering workplace.

Fostering Inclusion and Belonging

We continue to nurture our TogetherBeyond℠ culture, our approach to living inclusion every day and fostering belonging globally. We believe inclusive teams deliver stronger outcomes for clients, communities and one another. By embracing varied perspectives and lived experiences, we create conditions for greater creativity, faster decision-making, and deeper connection.

In fiscal 2025, we continued to invest in leadership training, our JENs, 240+ communities of practice, and global programs that promote accessibility and cultural awareness across project delivery, recruitment and community engagement. Open to all employees around the world, our JENs and communities of practice provide networking and development opportunities, and play a vital role in sustaining an inclusive culture.

Training and resources support our "We live inclusion" value and include topics such as inclusion and belonging and respect in the workplace, and our employee networks and communities of practice foster meaningful conversations and actions in support of workplace inclusion. Our people actively contribute to attracting new talent, shaping our recruitment strategies, and enhancing our STEAM programs and accessibility practices.

---

[1] *Completion rate reflects the four modules required for all employees. A fifth module, required only for people leaders, is excluded from this metric.*

Our employee networks:

	ACE Strength in our differences.	Providing information, resources and networking opportunities regarding physical, mobility and cognitive disabilities for all, including disabled staff and staff who provide caregiving services.
	Careers Network Explore. Navigate. Inspire.	Empowering our employees across all career stages to maximize their potential and make Jacobs the industry leader and workplace of choice.
	Enlace Linking Latinos and allies.	Celebrating the company's Latino talent, while fostering professional development, connecting people through cross-cultural engagement and community involvement for all.
	Harambee Rooted in belonging, rising together in excellence.	We celebrate the company's Black talent, as we cultivate leadership and community for all.
	OneWorld One planet, many cultures.	Providing an inclusive environment that actively celebrates, nurtures and supports our employees and clients across all ethnicities and cultures.
	Prism Bring your whole self to work.	Creating an inclusive environment for all, ensuring LGBTQI+ employees and allies feel able and empowered to bring their whole selves to work.
	VetNet Supporting our armed forces communities.	Creating an inclusive environment for all by uniting veterans, service members and their families through shared values and a passion for excellence.
	Women's Network Working together for gender inclusion.	Celebrating the Women of Jacobs and fostering leadership and community involvement for all.

Our commitment to living inclusion begins at the top with leadership commitment and accountability driving culture at Jacobs.

Through our "Be Seen @ Jacobs" data disclosure campaign, we invite our employees globally to confidentially and voluntarily share their demographic information, where permitted, increasing transparency and helping us better shape the programs and benefits we offer our employees.

As of September 26, 2025, our U.S. employees reflected the following race and ethnicity demographics (self-reported data):



As of September 26, 2025, our global workforce gender demographics[1] (based on self-reported data) were:



Health, safety, security & environment

Since its inception in 2007, our BeyondZero® program has helped protect our people and the environment through proactive programs shaping how we operate and how we care for one another. BeyondZero®, which began as a commitment to health and safety has evolved into a broader philosophy encompassing psychological wellbeing, security, environmental responsibility and business resilience — and has become a cornerstone of our Culture of Caring℠, our values and our identity.

Amid growing global complexities that test our ability to operate safely, securely and sustainably, we remain committed to proactive risk management and to delivering high-value solutions for our people, clients and communities.

In fiscal 2025, we achieved another year of zero employee fatalities at work and a total recordable incident rate[2] of 0.11, compared to the North American Industry Classification System's most recently reported[3] aggregate rate of 0.60. This reflects our continued focus on protecting our people and maintaining resilient project environments. External recognition included five Environmental Business Journal / Climate Change Business Journal® awards for advancing environmental and climate resilience, and the Royal Society for the Prevention of Accidents (RoSPA) Patron's Award for sustained health and safety excellence.

We also advanced our resilience program — enhancing emergency, crisis and continuity capabilities to support stability and performance during times of disruption. Our enhanced Global Travel Assistance program in partnership with our provider, International SOS, helps keep our employees safe and healthy while traveling or on assignment outside their home country.

Our wellbeing programs address the full spectrum of employee health — from physical to emotional and social to financial. These include Origin which provides financial counseling, and Carrot, which offers free, inclusive fertility healthcare and family-forming benefits, and support for menopause, low testosterone and more.

RethinkCare provides free parental support and neurodiversity training. In fiscal 2025, we expanded holistic wellbeing support, including our Dedicated Workplace Support service, which compliments existing support like our Emotional Wellbeing Solutions digital portal.

Our global community of nearly 1,800 Positive Mental Health Champions — with 30% now serving as people leaders — continues to grow, providing peer-level support, guiding colleagues toward professional options, while helping to reduce stigma and foster inclusion. Our Jacobs-developed, free mental health check-in tool, One Million Lives, reached a significant milestone this year, with over 50,000 check-ins completed since launch.

Our BeyondZero journey is not a destination, but a mindset — driving us to protect our people, expand our impact, and partner globally to shape a safer, more sustainable future. We remain disciplined in strengthening our collective HSSE capability, positioning Jacobs to anticipate dynamic market demands and deliver responsible growth and lasting impact.

1 Jacobs reports this data utilizing the male/female binary to enable consistent reporting over time.

2 As of October 30, 2024 and recorded in accordance with OSHA record keeping requirements, but subject to change thereafter due to possible injury/illness classification changes. The TRIR calculation uses the US OSHA formula of 'Number of Incidents x 200,000 / total number of hours worked in a year'. The 200,000 is the benchmark established by OSHA because it represents the total number of hours 100 employees would log in 50 weeks based on a 40-hour work week.

3 Cited on September 26th, 2025 via U.S. Bureau of Labor Statistics - Incidence rates of non-fatal occupational injuries and illnesses by industry and case types, 2023 for NAICS code 54133

Information About Our Executive Officers

The information required by Paragraph (a), and Paragraphs (c) through (g) of Item 401 of Regulation S-K (except for information required by Paragraph (e) of that Item to the extent the required information pertains to our executive officers) and Item 405 of Regulation S-K is set forth under the caption "Members of the Board of Directors" in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year and is incorporated herein by reference.

The following table presents the information required by Paragraph (b) of Item 401 of Regulation S-K.

	Age	Position with the Company	Year Joined the Company
Robert V. Pragada	57	Chair and Chief Executive Officer	2016
Venk Nathamuni	59	Chief Financial Officer	2024
Joanne E. Caruso	65	Chief Legal and Administrative Officer	2012
Patrick X. Hill	52	President, Global Operations	1998
Shannon Miller	49	President, Strategy, Growth and Digital	1998
William B. Allen, Jr.	61	Chief Accounting Officer	2016

All of the officers listed in the preceding table serve in their respective capacities at the pleasure of the Board of Directors of the Company.

Mr. Pragada rejoined the Company in February 2016 after serving as President and Chief Executive Officer of The Brock Group since August 2014. From March 2006 to August 2014, Mr. Pragada served in executive and senior leadership capacities with the Company. Mr. Pragada served as President and Chief Operating Officer from November 2019 until he succeeded Steve Demetriou as Chief Executive Officer and was elected as a Director of the Company in January 2023. In September 2024, after completion of the Separation Transaction, Mr. Pragada assumed the additional position of Chair of the Jacobs Board of Directors.

Mr. Nathamuni joined the Company in June 2024 as Chief Financial Officer. Mr. Nathamuni served as Chief Financial Officer at Cirrus Logic Inc. from 2022 to 2024. Prior to that, he served as Head of Corporate Finance, M&A, investor relations and IT for Arista Networks. From 2012 to October 2021, Mr. Nathamuni served in several roles at Maxim Integrated Products, Inc. including as Vice President of M&A and corporate development and head of investor relations. He also held a variety of positions at J.P. Morgan, Synopsys, Synplicity and QuickLogic.

Ms. Caruso joined the Company in 2012. Prior to becoming Chief Legal and Administrative Officer, Ms. Caruso was Senior Vice President, Chief Administrative Officer, and previously held the positions of Senior Vice President, Global Human Resources and Vice President, Global Litigation. Prior to joining the Company, Ms. Caruso was a partner in two international law firms, Howrey LLP and Baker & Hostetler LLP.

Mr. Hill joined the Company through the SKM acquisition, where he started in 1998. Mr. Hill has served in several senior leadership positions crossing multiple sectors and operations throughout Australia, New Zealand, Asia, Europe, the Middle East and the United States. Prior to his appointment as President of the former People & Places Solutions operating segment, Mr. Hill jointly led People & Places Solutions with day-to-day responsibilities for Jacobs' Buildings and Infrastructure global operations outside of North America. In December 2023, Mr. Hill assumed the role of President, Global Operations.

Ms. Miller joined the Company in 1998. During her almost 25-year career at Jacobs, Ms. Miller has had a rich and varied global journey in operations, sales and functional roles leading cultural and digital transformation for both the Company and its markets, including technology, resources, infrastructure, pharmaceutical and consumer products. In December 2023, Ms. Miller assumed the role as President, Strategy, Growth & Digital. Prior to current role, Ms. Miller served as Executive Vice President and President of the former Divergent Solutions operating segment and, prior to that, she served as Jacobs' Chief Growth Officer and lead for Enterprise Risk Management.

Mr. Allen joined the Company as Chief Accounting Officer in October 2016 after serving as Vice President, Finance and Principal Accounting Officer at LyondellBasell Industries, N.V. from 2013 to 2016. Prior to that, Mr. Allen was with Albemarle Corporation, where he served as Vice President, Corporate Controller and Chief Accounting Officer from 2009 to 2013 after serving in CFO roles for their Catalysts and Fine Chemistry businesses from 2005 to 2009.

Additional Information

Jacobs was founded in 1947 and incorporated as a Delaware corporation in 1987. We are headquartered in Dallas, Texas, USA. The SEC maintains a site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's website is http://www.sec.gov. You may also read and download the various reports we file with, or furnish to, the SEC free of charge from our website at www.jacobs.com.

Item 1A. RISK FACTORS

We operate in a changing global environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our business, financial condition and results of operations. The risks described below highlight some of the factors that have affected and could affect us in the future. We may also be affected by unknown risks or risks that we currently think are immaterial. If any such events actually occur, our business, financial condition and results of operations could be materially adversely affected.

Summary Risk Factors

The following is a summary of some of the risks and uncertainties that could materially adversely affect our business, financial condition and results of operations. You should read this summary together with the more detailed description of each risk factor contained below.

Risks Related to Our Operations

- We engage in a highly competitive business. If we are unable to compete effectively, we could lose market share and our business and results of operations could be negatively impacted.
- Our results of operations depend on the award of new contracts and the timing of the award of these contracts and economic conditions. Demand for our services may be impacted by continuing inflation, high interest rates, international trade issues, including tariffs and counter tariffs, and/or construction costs.
- Project sites are inherently dangerous workplaces. Failure to maintain safe work sites exposes us to significant financial losses and reputational harm, as well as civil and criminal liabilities.
- The nature of our contracts, particularly any fixed-price contracts, subjects us to risks of cost overruns. We may experience losses if costs increase above budgets or estimates or the project experiences delays.

- Our failure to meet performance requirements or contractual schedules could adversely affect our business, financial condition and results of operations.

- The contracts in our backlog may be adjusted, canceled or suspended by our clients and, therefore, our backlog is not necessarily an accurate representation of our future revenues or earnings.

- The outcome of pending and future claims and litigation could have a material adverse impact on our business, financial condition, and results of operations and damage our reputation. Our services expose us to significant monetary damages or even criminal violations and our insurance policies may not provide adequate coverage.

- A reduction in the amount of available governmental funding could materially affect our results of operations.

- We are dependent on third parties to complete many of our contracts.

- Employee, agent or partner misconduct, or our overall failure to comply with laws or regulations, could weaken our ability to win contracts, which could result in reduced revenues and profits.

- Cybersecurity or privacy breaches, or systems and information technology interruption or failure could adversely impact our ability to operate or expose us to contractual penalties, significant financial losses and/or reputational harm.

- Our actual results could differ from the estimates and assumptions used to prepare our financial statements.

- Our benefit plan expenses and obligations may fluctuate depending on various factors, including inflation, changes in levels of interest rates, and pension plan asset performance.

- Our businesses could be materially and adversely affected by events outside of our control.

- Our continued success is dependent upon our ability to hire, retain, train and utilize qualified personnel while managing the risks associated with remote and hybrid working arrangements.

- Any harm to our professional reputation or relationships could have a material adverse effect on our business, financial condition and results of operations, including by negatively impacting the amount of work awarded to us and our ability to hire and retain qualified personnel.

- Our focus on new growth areas entails risks, including those associated with new relationships, clients, talent needs, capabilities, service offerings, and maintaining our collaborative culture and core values.

- If we, or our subsidiaries or companies in which we have made strategic investments, lose, or experience a significant reduction in, business from one or a few large customers, it could have a material adverse impact on us.

Risks Related to International Operations

- Our international operations are exposed to additional risks and uncertainties, including unfavorable political developments and weak foreign economies.

- Foreign exchange risks may affect our ability to realize a profit from certain projects.

- Our global presence could give rise to material fluctuations in our income tax rates.

- International trade issues, including tariffs and counter tariffs, may have a negative impact on our business.

Risks Related to Acquisitions, Investments, Joint Ventures and Divestitures

- We may not achieve some or all of the expected benefits of the Separation Transaction, and could incur a significant tax liability if the terms of the IRS private letter ruling are not satisfied.

- Our use of joint ventures, partnerships and strategic investments in entities exposes us to risks and uncertainties, many of which are outside of our control.

- An impairment charge on our goodwill or intangible assets could have a material adverse impact on our financial position and results of operations.

- We may engage in acquisitions, divestments and strategic investments as part of our business strategy to accelerate our growth and we may make minority investments as well, all of which present certain risks and uncertainties.

Risks Related to Regulatory Compliance

- Past and future non-financial health, safety, security and environment-related laws and regulations could impose significant additional costs and liabilities.
- If we fail to comply with any governmental requirements, our business may be adversely affected.
- We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

Risks Related to Sustainability and Corporate Responsibility

- Climate change and related environmental issues, including those related to compliance with new and evolving federal, state, local and foreign laws and regulations, could have a material adverse impact on our business, financial condition and results of operations.
- We may be unable to achieve our climate commitments and targets.
- Increasing scrutiny and changing and conflicting expectations from governmental organizations, clients, investors, suppliers and partners, communities and our employees with respect to our practices and disclosures related to sustainability and corporate responsibility may impose additional costs on us or expose us to new or additional risks.

Risks Related to Our Indebtedness and Credit Markets

- We rely in part on liquidity from our credit facilities to fund our business. Restrictions in our credit facilities and other indebtedness could adversely impact our business. Our businesses may be adversely affected by disruptions or lack of liquidity in the credit markets, including reduced access to credit and higher costs of obtaining credit.
- Maintaining adequate bonding, letter of credit and bank guarantee capacity is necessary for us to successfully win some contracts.
- Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase and our net income and cash flows to correspondingly decrease.

Risks Related to Our Common Stock and Corporate Structure

- Our quarterly results may fluctuate significantly, which could have a material negative effect on the price of our common stock.
- There can be no assurance that we will pay dividends on our common stock.
- In the event we issue stock as consideration for certain acquisitions we may make, we could dilute share ownership, and if we receive stock in connection with a divestiture, the value of stock is subject to fluctuation.
- We are a holding company. Substantially all of our business is conducted through our subsidiaries. We depend on the performance of our subsidiaries and their ability to make distributions to us to fund our operations.

Risks Related to Our Operations

We engage in a highly competitive business. If we are unable to compete effectively, we could lose market share and our business and results of operations could be negatively impacted.

We face intense competition to provide technical, professional and construction management services to clients. The markets we serve are highly competitive and we compete against a large number of regional, national and multinational companies. The extent and type of our competition varies by industry, geographic area and project type. Our projects are frequently awarded through a competitive procurement process. We are constantly competing for project awards based on pricing, schedule and the breadth and technical sophistication of our services. Competition can place downward pressure on our contract prices and profit margins, which increases the risk that, among other things, we may not realize profit margins at the same rates as we have seen in the past or may become responsible for costs or other liabilities we have not accepted in the past. If we are unable to compete effectively, we may experience a loss of market share or reduced profitability or both, which could have a material adverse impact on our business, financial condition and results of operations.

Our results of operations depend on the award of new contracts and the timing of the award of these contracts.

Our revenues depend on new contract awards. Delays in the timing of the awards or cancellations of such projects as a result of economic conditions, material and equipment pricing and availability or other factors could impact our long-term projected results. It is particularly difficult to predict whether or when we will receive large-scale projects as these contracts frequently involve a lengthy and complex procurement and selection process, which is affected by a number of factors, such as market conditions or governmental and environmental approvals. Since a significant portion of our revenues is generated from such projects, our results of operations and cash flows can fluctuate significantly from quarter to quarter depending on the timing of our contract awards and the commencement or progress of work under awarded contracts. Furthermore, many of these contracts are subject to financing contingencies and, as a result, we are subject to the risk that the customer will not be able to secure the necessary financing for the project.

The uncertainty of our contract award timing can also present difficulties in matching workforce size with contract needs. In some cases, we maintain and bear the cost of a ready workforce that is larger than necessary under existing contracts in anticipation of future workforce needs for expected contract awards. When an expected contract award is delayed or not received, we incur additional costs resulting from reductions in staff or redundancy of facilities, which could have a material adverse effect on our business, financial condition and results of operations.

Demand for our services is impacted by economic downturns, reductions in private or government spending and times of political uncertainty.

We provide full spectrum technical and professional solutions to clients operating in a number of sectors and industries, including programs for various national, state and local governments, including advanced manufacturing, cities & places, energy, environmental, life sciences, transportation, water and other general industrial and consumer businesses and sectors. These sectors and industries and the resulting demand for our services have been, and we expect will continue to be, subject to significant fluctuations due to a variety of factors beyond our control, including economic conditions and changes in client spending, particularly during periods of economic or political uncertainty. Consequently, our results have varied, and may continue to vary, depending upon the demand for future projects in the markets and the locations in which we operate.

Uncertain global economic, socioeconomic and political conditions may negatively impact our clients' ability and willingness to fund their projects, including their ability to raise capital and pay, or timely pay, our invoices. These factors may also cause our clients to reduce their capital expenditures, alter the mix of services purchased, seek more favorable pricing and other contract terms and otherwise slow their spending on our services. For example, in the public sector, declines in federal funding and state and local tax revenues, as well as other economic declines, may result in lower state and local government spending. In addition, under such conditions, many of our competitors may be more inclined to take greater or unusual risks or accept terms and conditions in contracts that we might not deem acceptable. These conditions may reduce the demand for our services, which may have a material adverse impact on our business, financial condition and results of operations.

Additionally, uncertain economic, socioeconomic and political conditions may make it difficult for our clients, our vendors, and us to accurately forecast and plan future business activities. We cannot predict the outcome of changing trade policies, including tariffs and counter tariffs, or other unanticipated socioeconomic or political conditions, nor can we predict the timing, strength or duration of any economic recovery or downturn worldwide or in our clients' markets. In addition, our business has traditionally lagged recoveries in the general economy and, therefore, during any such period we may not recover as quickly as the economy at large. Weak economic conditions could have a material adverse impact on our business, financial condition and results of operations. Furthermore, if a significant portion of our clients or projects are concentrated in a specific geographic area or industry, our business may be disproportionately affected by regional conflicts, negative trends or economic downturns in those specific geographic areas or industries.

Continuing inflation and high interest rates and/or construction costs could reduce the demand for our services as well as decrease our profit on our existing contracts, in particular with respect to our fixed-price contracts.

Continuing or renewed inflation and high interest rates and/or construction costs (including supply chain issues) could reduce the demand for our services. In addition, we bear all of the risk of high inflation with respect to those contracts that are fixed-price. Because a significant portion of our revenues are earned from cost-reimbursable type contracts (approximately 68% during fiscal 2025), the effects of inflation on our financial condition and results of operations over the past few years have been generally minor. However, if we continue to experience inflationary pressures, inflation may have a larger impact on our results of operations in the future, particularly if we expand our business into markets and geographic areas where fixed-price and lump-sum work is more prevalent. Therefore, continued or renewed inflation, high interest rates and/or construction costs and supply chain challenges and/or frustrations could have a material adverse impact on our business, financial condition and results of operations.

Project sites are inherently dangerous workplaces. Failure to maintain safe work sites, whether by us or by our employees, contractors, subcontractors, clients, the property owner or others working at the project site, can lead to injury, disabilities or fatalities. Such incidents could expose Jacobs to financial loss, reputational damage and potential civil or criminal liability.

Project sites often put our employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, chemical and manufacturing processes and hazardous and highly regulated materials, in a challenging environment and often in geographically remote locations. We may be expressly responsible for safety on some project sites, and, accordingly, we have an obligation to implement effective safety procedures at such sites. The failure by us or others working at such sites to implement safety procedures or the implementation of ineffective procedures, or the failure to implement and follow appropriate safety procedures, subjects our employees, contractors, subcontractors and others to the risk of injury, disability or loss of life, and subjects us to risk that the completion or commencement of our projects may be delayed and we may be exposed to litigation or investigations. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to our clients and raise our operating and insurance costs.

We are also subject to regulations dealing with occupational health, safety, security and environment ("HSSE"). Although we maintain functional groups whose primary purpose is to ensure we implement effective HSSE work procedures throughout our organization, including project sites and maintenance sites, the failure to comply with such regulations could subject us to fines as well as criminal and/or civil liability. In addition, despite the work of our functional groups, we cannot guarantee the safety of our personnel or that there will be no damage to or loss of our work, equipment or supplies.

Our HSSE performance is critical to our reputation. Many of our clients require that we meet certain HSSE criteria to be eligible to bid for contracts and many contracts provide for automatic termination or forfeiture of some or all of our contract fees or profit in the event we fail to meet certain measures.

For all of the foregoing reasons, if we fail to maintain adequate HSSE standards, we could suffer harm to our reputation, reduced profitability or the loss of projects or clients, which could have a material adverse impact on our business, financial condition and results of operations.

The nature of our contracts, particularly any fixed-price contracts, subjects us to risks of cost overruns. We may experience reduced profits or losses if costs increase above budgets or estimates or the project experiences delays.

For fiscal 2025, approximately 32% of our revenues were earned under fixed-price contracts. Both fixed-price and many cost-reimbursable contracts require us to estimate the total cost of the project in advance of our performance. For fixed-price contracts, we may benefit from any cost-savings, but we bear greater risk of paying some, if not all, of any cost overruns. Fixed-price contracts are established in part on proposed designs, which may be partial or incomplete, cost and scheduling estimates that are based on a number of assumptions, including those about future economic conditions, commodity and other materials pricing and cost and availability of labor (including the cost of any related benefits or entitlements), equipment and materials and other exigencies. Cost overruns can occur, leading to reduced profits or, in some cases, a loss for that project for a variety of reasons, including if the design or the estimates prove inaccurate or if circumstances change due to, among other things, unanticipated technical problems, difficulties in obtaining permits or approvals, changes in local laws or labor conditions, weather, supply chain or other delays beyond our control, changes in the costs of equipment or raw materials, our vendors' or subcontractors' inability or failure to perform, or changes in geopolitical and general economic conditions, such as tariffs, counter tariffs and other inflationary pressures. We may present change orders and claims to our clients, subcontractors and vendors for, among other things, additional costs exceeding the original contract price. If we fail to properly document the nature of our claims and change orders or are otherwise unsuccessful in negotiating reasonable settlements with our clients, subcontractors and vendors, we will likely incur cost overruns, reduced profits or, in some cases, could result in a loss for a project. These risks are exacerbated for projects with long-term durations because there is an increased risk that the circumstances on which we based our original estimates will change in a manner that increases costs. The occurrence of significant costs overruns could have a material adverse impact on our business, financial condition and results of operations.

Our failure to meet performance requirements or contractual schedules could adversely affect our business, financial condition and results of operations.

Many of our contracts require us to satisfy specific progress or performance milestones in order to receive payment from the customer. As a result, we often incur significant costs for engineering, materials, components, equipment, labor or subcontractors prior to receipt of payment from a customer, which may impact our liquidity. In some circumstances, we may incur penalties if we do not achieve project completion by a scheduled date. In some cases, the occurrence of delays may be due to factors outside of our control, such as due to supply chain shortages, issues with subcontractor performance and/or compliance with laws, regulations, contracts or otherwise.

Our contracts that are fundamentally cost reimbursable in nature may also present a risk to the extent the final cost on a project exceeds the amount the customer expected or budgeted. Like fixed-price contracts, the expected cost of cost-reimbursable projects is based in part on partial design and our estimates of the resources and time necessary to perform such contracts. A portion of the fee is often linked to these estimates and the related final cost and schedule objectives, and if for whatever reason these objectives are not met, the project may be less profitable than we expect or even result in losses.

The contracts in our backlog may be adjusted, canceled or suspended by our clients and, therefore, our backlog is not necessarily an accurate representation of our future revenues or earnings.

Backlog represents estimates of the total dollar amount of revenues we expect to record in the future as a result of performing work under contracts that have been awarded to us. As of the end of fiscal 2025, our backlog totaled approximately $23.1 billion. There is no assurance that backlog will actually be realized as revenues in the amounts reported or, if realized, will result in profits. In accordance with industry practice, substantially all of our contracts, including our U.S. government work, are subject to cancellation, termination, or suspension at the discretion of the client, and may be subject to changes in the scope of services to be provided, as well as adjustments to the costs relating to the contracts. In the event of a project cancellation, we would generally have no contractual right to the total revenue reflected in our backlog. Projects can remain in backlog for extended periods of time because of the nature of the project and the timing of the particular services required by the project. The risk of contracts in backlog being canceled or suspended generally increases during periods of widespread economic slowdowns or in response to changes in commodity prices.

In some markets, there is a continuing trend toward cost-reimbursable contracts with incentive-fee arrangements. Typically, our incentive fees are based on such things as achievement of target completion dates or target costs, overall safety performance, overall client satisfaction and other performance criteria. If we fail to meet such targets or achieve the expected performance standards, we may receive a lower, or even zero, incentive fee resulting in lower gross margins. Accordingly, there is no assurance that the contracts in backlog, assuming they produce the revenues currently expected, will generate gross margins at the rates we have realized in the past.

Contracts with or funded by the U.S. federal government, other governments and their agencies pose additional risks compared to contracts with or wholly-funded by private sector clients.

The U.S. federal government represented approximately 8% of our total revenue in fiscal 2025. Contracts with or funded by the U.S. government, other governments and their respective agencies, which are an important source of our revenue and profit, are subject to additional risks compared to contracts with private sector clients:

- Some of our contracts are long-term government contracts, which are only funded on an annual basis. In addition, public-supported financing, such as state and local municipal bonds, may be only partially raised at the beginning of a program, with additional funding normally only committed as appropriations are made in each fiscal year. If appropriations for funding are not made in subsequent years of a multiple-year contract, we may not be able to realize all of our anticipated revenue and profits from that project. Any changes in government capital allocations, or any under-staffing of government departments or agencies, including resulting from layoffs within the government, or any government shutdowns impacting our business interaction with affected departments or agencies, could result in program cancellations, disruptions and/or stop work orders, could limit the government's ability to effectively progress programs and make timely payments, and could limit our ability to perform on our existing government contracts and successfully compete for new work. Governments are typically under no obligation to maintain funding at any specific level, and funds for government programs may even be eliminated.

Our government clients may also shift its spending focus toward areas in which we do not currently provide services.

- Our contracts with governmental agencies and our contracts which receive government funding are subject to audit, investigations and proceedings which could result in adjustments to reimbursable contract costs or, if we are charged with wrongdoing, possible temporary or permanent suspension from participating in government programs, and a variety of penalties can be imposed on us including monetary damages and criminal and civil penalties.

- Governmental agencies may modify, curtail or terminate our contracts at any time prior to their completion and, if we do not replace them, we may suffer a decline in revenue. In addition, for some assignments, the U.S. government may attempt to "insource" the services to government employees rather than outsource to a contractor.

- Most government contracts are awarded through a rigorous competitive process, which may emphasize price over other qualitative factors. The U.S. federal government has increasingly relied upon multiple-year contracts with multiple contractors that generally require those contractors to engage in an additional competitive procurement process for each task order issued under a contract. This process may result in us facing significant additional pricing pressure and uncertainty and incurring additional costs.

- We may not be awarded government contracts because of existing policies designed to protect small, under-represented and/or disadvantaged businesses.

- Government contracts are subject to specific procurement regulations and a variety of other socio-economic requirements, which affect how we transact business with our clients and, in some instances, impose additional costs on our business operations. For example, for contracts with the U.S. federal government, we must comply with the Federal Acquisition Regulation, the Truth in Negotiations Act, the Cost Accounting Standards, and numerous regulations governing environmental protection and employment practices. Government contracts also contain terms that expose us to heightened levels of risk and potential liability than non-government contracts. This includes, for example, unlimited indemnification obligations.

- Some of our federal government contracts require us to have security clearances, which can be difficult and time consuming to obtain. If our employees or our facilities are unable to obtain or retain the necessary security clearances, our clients could terminate or not renew existing contracts or award us new contracts, which could have a material adverse impact on our business, financial condition and results of operations could be negatively impacted.

These various uncertainties, restrictions, and regulations including oversight audits by government authorities as well as profit and cost controls, could have a material adverse impact on our business, financial condition and results of operations.

Our services expose us to significant monetary damages or even criminal violations and our insurance policies may not provide adequate coverage.

We provide services that are subject to professional standards and qualifications, including providing services that are based on our professional engineering expertise, as well as our other professional credentials. These services must comply with various professional standards, duties and obligations regulating the performance of such services. Our engineering practice, for example, involves professional judgments regarding the planning, design, development, construction, operations and management of industrial facilities and public infrastructure projects. We also issue reports and opinions to clients based on our professional expertise, such as issuing opinions and reports to government clients in connection with securities offerings. While we generally seek to reject liability for consequential damages in our contracts, and although we have adopted a range of insurance, risk management and risk avoidance programs designed to reduce potential liabilities, we may be deemed to be responsible for these professional judgments, recommendations or opinions, including, for example, if they are later determined to be inaccurate or if a catastrophic event or other failure occurs at one of our project sites or completed projects. Any unfavorable legal ruling against us could result in substantial monetary damages, disqualification to perform services in the future, or even criminal violations.

Such events could result in significant professional liability, general liability or product liability and warranty or other claims against us that could be highly publicized and have reputational harm, especially if public safety is impacted. We could also be liable to third parties, including through class actions, even if we are not contractually bound to those third parties. These liabilities could exceed our insurance limits or the fees we generate, may not be covered by insurance at all due to various exclusions in our coverage and could impact our ability to obtain insurance in the future. Further, even where coverage applies, the policies have limits and deductibles or retentions or quota shares, which could result in our assumption of exposure for certain amounts with respect to any claim asserted against us. In addition, indemnification from clients or subcontractors may not be available. An uninsured claim, either in part or in whole, as well as any claim covered by insurance but subject to a policy limit, high deductible and/or retention or quota share, if successful and of a material magnitude, could have a material adverse impact on our business, financial condition and results of operations.

The outcome of pending and future claims and litigation could have a material adverse impact on our business, financial condition, and results of operations and damage our reputation.

We are a party to claims and litigation in the normal course of business, including litigation inherited through acquisitions. Since we engage in engineering and construction activities for large facilities and projects where design, construction or systems failures at any such facility or project can result in substantial injury or damage to employees or others, and expose us to substantial claims and litigation and investigations relating to, among other things, personal injury, loss of life, business interruption, property damage, or pollution and environmental damage. We can also be exposed to claims if we agreed that a project will achieve certain performance standards or satisfy certain technical requirements and those standards or requirements are not met. In many of our contracts with clients, subcontractors and vendors, we agree to retain or assume specified liabilities for damages, penalties, losses and other exposures relating to projects that could result in claims that greatly exceed the anticipated profits relating to those contracts. In addition, while clients and subcontractors may agree to indemnify us against certain liabilities, such third parties may refuse or be unable to pay us.

With a workforce of approximately 43,000 people globally, we are also party to labor and employment claims in the normal course of business. Certain of these claims relate to allegations of harassment and discrimination, pay equity, denial of benefits, wage and hour violations, whistleblower protections, concerted protected activity, and other employment protections, and may be pursued on an individual or class action basis depending on applicable laws and regulations. Some of such claims may be insurable, while other such claims may not.

In addition, claims received from subcontractors or made by us for change orders can be the subject of lengthy negotiations, arbitration or litigation proceedings, which could result in the investment of significant amounts of working capital pending the resolution of the relevant change orders and claims. A failure to promptly recover on these types of claims could have a material adverse impact on our liquidity and financial results. Additionally, irrespective of how well we document the nature of our claims and change orders, the cost to prosecute and defend claims and change orders can be significant.

Litigation and regulatory proceedings are subject to inherent uncertainties and unfavorable rulings can and do occur. Pending or future claims against us could result in professional liability, criminal liability, professional warranty obligations, default under our credit agreements and other liabilities which, to the extent we are not insured against a loss or our insurer fails to provide coverage, could have a material adverse impact on our business, financial condition, and results of operations and damage our reputation.

Unavailability or cancellation of insurance coverage could increase our overall risk exposure as well as disrupt the management of our business operations.

We maintain insurance coverage from third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. Catastrophic events, litigation claims, and other market factors can result in decreased coverage limits, coverage that is more limited, increased premium costs or higher deductibles and/or retentions or quota shares. If any of our third-party insurers fail, suddenly cancel our coverage or otherwise are unable to provide us with adequate insurance coverage, then our overall risk exposure and our operational expenses could increase, and the management of our business operations could be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period or that future coverage will be affordable at the required limits.

We have also elected to retain a portion of losses that may occur through the use of various deductibles, retentions, quota shares and limits under these programs. As a result, we may be subject to future liability for which we are only partially insured, or completely uninsured.

A reduction in the amount of available governmental funding could materially affect our results of operations.

Historically, we have benefited from both domestic and international government investment programs and bills that provide funding for our services, such as the Infrastructure Investment and Jobs Act, the CHIPS and Science Act and the Inflation Reduction Act. While we expect to benefit from projects initiated as a result of such spending and stimulus bills, we may not be able to obtain the expected benefits from these bills or similar bills in the future. In addition, the timing of funding awards under these bills is uncertain, particularly in the United States following the change in the federal administration and subsequent reductions in government spending. A reduction in government investment in markets in which we operate could materially affect our results of operations.

We are dependent on third parties to complete many of our contracts.

We hire third-party contractors to perform a significant amount of the work performed under our contracts. We also rely on third-party equipment manufacturers or suppliers to provide much of the equipment and materials used for projects. If we are unable to hire qualified subcontractors or find qualified equipment manufacturers or suppliers, our ability to successfully complete a project will be impaired. If we are not able to locate qualified third-party subcontractors or the amount we are required to pay for subcontractors or equipment and supplies exceeds what we have estimated, especially in a lump sum or a fixed-price contract, we may suffer losses on these contracts. If a subcontractor, supplier, or manufacturer fails to provide services, supplies, parts or equipment as required under a contract for any reason, or fails to provide such services, supplies, parts or equipment in accordance with applicable quality, ethical or legal standards as required by the contract or regulation, we will be required to source these services, equipment, parts or supplies from other third parties on a delayed basis or on less favorable terms, which could impact contract profitability and/or could result in claims against us for damages. We are subject to disputes with our subcontractors from time to time relating to, among other things, the quality and timeliness of work performed, customer concerns about the subcontractor, or our failure to extend existing task orders or issue new task orders under a contract. In addition, faulty workmanship, equipment or materials would likely impact the overall project, which could result in claims against us for failure to meet required project specifications.

In an uncertain or downturn economic environment, third parties may find it difficult to obtain sufficient financing to help fund their operations. The inability to obtain financing could adversely affect a third party's ability to provide materials, equipment or services which could have a material adverse impact on our business, financial condition, and results of operations. In addition, a failure by a third party subcontractor, supplier or manufacturer to comply with applicable laws, regulations, client requirements or our global compliance standards, such as fair labor standards and prohibitions on forced labor could give rise to a range of adverse consequences, including potential civil or criminal liability and harm to our professional reputation, and could negatively impact our business and, for work performed for government clients, could result in fines, penalties, suspension or even debarment being imposed on us, which could have a material adverse impact on our business, financial condition, and results of operations.

Employee, agent or partner misconduct, or our overall failure to comply with laws or regulations, could weaken our ability to win contracts, which could result in reduced revenues and profits.

We are subject to the risk of misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one of our employees, agents or partners, which could have a significant negative impact on our business and reputation. Such misconduct includes the failure to comply with government procurement regulations, regulations regarding the protection of classified information, regulations prohibiting bribery and other corrupt practices, regulations regarding the pricing of labor and other costs in government contracts, regulations on lobbying or similar activities, regulations pertaining to the internal controls over financial and non-financial reporting, regulations pertaining to export control, environmental laws, employee wages, pay and benefits, and any other applicable laws or regulations. For example, we provide services that may be highly sensitive or that relate to critical national security matters; if a security breach were to occur, our ability to procure future government contracts could be severely limited. The precautions we take to prevent and detect these activities may not be effective and we could face unknown risks or losses. Further, any negative press reports regarding poor contract performance, employee, contractor or third-party subcontractor misconduct, information security breaches, engagements in or perceived connections to politically or socially sensitive activities, or other aspects of our business or industry could harm our reputation and materially impact our business. Our failure to comply with applicable laws or regulations, or acts of misconduct could result in costly investigations and subjects us to the risk of fines and penalties, cancellation of contracts, loss of security clearance and suspension or debarment from contracting, any of which could damage our reputation, weaken our ability to win contracts and result in reduced revenues and profits and could have a material adverse impact on our business, financial condition and results of operations.

Cybersecurity or privacy breaches, or systems and information technology interruption or failure could adversely impact our ability to operate or expose us to contractual penalties, significant financial losses and/or reputational harm.

We are subject to certain risks related to cyber-attacks, other interruptions, or errors and delays in our information technology systems. In the event we experience a cyber event that results in the theft of data or compromises operations, or we otherwise are unable to maintain or improve the efficiency and efficacy of our systems, the operation of such systems could result in the material loss, corruption, or release of data. In addition, our computer and communication systems and operations could be damaged or interrupted by natural disasters, force majeure events, telecommunications failures, power loss, acts of war or terrorism, computer viruses, malicious code, physical or electronic security breaches, intentional or inadvertent user misuse or error or similar events, cyber-attacks or disruptions. Any of these or other events could have a material adverse impact on our business, financial condition, protection of personal data and intellectual property and results of operations, as well as those of our clients.

As a provider of information technology services operating in multiple regulated industries and geographies and a government contractor, we and our service providers, suppliers and subcontractors collect, store, transmit and otherwise process personal, confidential, proprietary and sensitive information, including classified information. As a result, our information technology systems, including those provided by third-party cloud providers or other infrastructure-as-a-service providers,which have grown over time, including through acquisitions, have, and will continue to experience threats and cyber-attacks, including unauthorized access, state-sponsored cyber attacks, computer hackers, computer viruses, malicious code, ransomware, phishing and other security breaches, problems and system disruptions, including unauthorized access to and disclosure of our and our clients' proprietary, classified or other protected information. We are also subject to social engineering attacks which have caused, and may also seek to cause in the future, payments due to or from us to be misdirected to fraudulent accounts, which may not be recoverable by us.

We also face increasing risks associated with operational technology ("OT") systems, particularly in our work supporting critical infrastructure sectors in which we operate. These risks include cyber threats targeting legacy and modernized OT environments, challenges in integrating secure digital solutions with aging infrastructure, and the growing attack surface introduced by IoT ("internet of things") and IIoT ("industrial internet of things") devices. Additionally, we must navigate evolving regulatory requirements and ensure operational continuity in the face of potential system disruptions.

While we have security measures and technology in place designed to protect our and our clients' proprietary, classified and other protected information, there can be no assurance that our efforts will prevent all threats to our computer systems. The U.S. federal government has continued to raise concerns about the potential for cyber-attacks generally as a result of heightened geopolitical tension and conflicts, including the Russia-Ukraine and Israel-Hamas conflicts and the escalating tensions in the Middle East, among others. In addition, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks (e.g., AI used to develop malicious code and sophisticated phishing attempts). Because the techniques used to obtain unauthorized access or sabotage systems change frequently, cyber-attacks continue to become more sophisticated and generally are not identified until they are launched against a target. As such, we may be unable to anticipate these techniques or to implement adequate preventative measures. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could damage our reputation, result in significant business interruption, cause us to incur significant liability and have a material adverse effect on our business, financial condition and results of operations.

We continuously evaluate the need to upgrade and/or replace our systems and network infrastructure to protect our computing environment and information technology systems, to stay current on vendor supported products and to improve the efficiency of our systems and for other business reasons, including due to the rapid evolution and increased adoption of artificial intelligence and machine learning technologies and especially as we continue to operate under a hybrid working model under which employees can work and access the Company's technology infrastructure remotely. The implementation of new systems and information technology could adversely impact our operations by imposing substantial capital expenditures, demands on management time and risks of delays or difficulties in transitioning to new systems. In addition, our systems implementations may not result in productivity improvements at the levels anticipated. Systems implementation disruption and any other information technology disruption, if not anticipated and appropriately mitigated, could have a material adverse effect on our business. Furthermore, as cybersecurity threats rapidly evolve in sophistication and become more prevalent globally, the associated risks described above may increase. Given that the techniques used in cyberattacks change frequently and may be difficult to detect for periods of time, we may face difficulties in anticipating and implementing adequate preventative measures or mitigating harms after such an attack. In addition, laws, regulations, government guidance, and industry standards and practices in the United States and elsewhere are rapidly evolving to combat these threats. We may face increased compliance burdens regarding such requirements with regulators and also incur additional costs for oversight and monitoring of our own systems.

In addition, laws and regulations governing data privacy and the unauthorized disclosure of personal data, including the European Union General Data Protection Regulation ("GDPR"), the United Kingdom Data Protection Act, the California Consumer Privacy Act, the California Privacy Rights Act, and other emerging U.S. state and global privacy laws pose increasingly complex compliance challenges and potentially elevate costs and may require changes to our business practices resulting from the variation of regulatory requirements and increased enforcement frequency. Failure to comply with these laws and regulations, including related regulatory enforcement and/or private litigation resulting from a potential privacy breach, could result in governmental investigations, significant fines and penalties, damages from private causes of action, or reputational harm. Additionally, we are subject to laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the European Economic Area. If we cannot rely on existing mechanisms for transferring personal data, we may be unable to transfer personal data of employees and clients in those regions, which could adversely affect our business, financial condition, and operating results.

We are also subject to data sovereignty requirements imposed by the U.S. government, other sovereign governments, and, in some cases, by clients through specific contractual provisions. These requirements restrict how and where data is stored, processed, and accessed, particularly in relation to sensitive or classified information. Compliance with these requirements often necessitates localized infrastructure, specialized data handling protocols, and enhanced cybersecurity controls. Failure to comply with these requirements could result in contractual penalties, reputational harm, or the loss of current and future business opportunities with affected clients, all of which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to protect our intellectual property or that of our clients.

Our technology and intellectual property provide us, in certain instances, with a competitive advantage. Although we seek to protect our intellectual property through registration, enforcement, licensing, contractual arrangements, security controls and similar mechanisms, we may not be able to successfully preserve our rights and they could lapse, expire or be invalidated, narrowed in scope, circumvented, challenged or become obsolete. Trade secrets are generally difficult to protect. We implement technical and administrative measures to protect our confidential information and trade secrets, including by requiring our employees and contractors be subject to confidentiality and invention assignment obligations, but such measures may be inadequate to deter or prevent misappropriation of our confidential information or otherwise protect our intellectual property. In addition, the laws of some foreign countries in which we operate do not protect intellectual property rights to the same extent as the laws in the U.S. If we are unable to enforce, protect and maintain our intellectual property rights or if there are any successful intellectual property challenges or infringement proceedings against our intellectual property or us, our ability to differentiate our service offerings could be reduced. Litigation to enforce our intellectual property against third parties, to defend against third-party claims of intellectual property infringement, or to determine or challenge the scope, validity or enforceability of intellectual property rights, even if we ultimately prevail, could be costly and could divert our leadership's attention away from other aspects of our business.

We also hold licenses to third-party technology or intellectual property, which may be utilized in our business operations. If we are no longer able to license such technology or intellectual property on commercially reasonable terms or otherwise, our business and financial performance could be adversely affected.

We may use third-party open source software in our products. Some open source licenses, such as "copyleft" open source licenses, require end-users who distribute software and services that include open source software to also make available all or part of such software's source code. If our activities were determined to be non-compliant with the terms of any applicable "copyleft" open source licenses, we may be required to publicly release all or part of our proprietary source code for limited or no cost and our business and financial performance could be adversely affected.

If our intellectual property rights or work processes become obsolete, we may not be able to differentiate our service offerings and some of our competitors may be able to offer more attractive services to our customers. Our competitors may independently attempt to develop or obtain access to technologies that are similar or superior to our technologies.

We will also need to continue to respond to and anticipate changes resulting from artificial intelligence and other similarly disruptive technologies. If we are not successful in preserving and protecting our intellectual property rights and licenses, including trade secrets, or in staying ahead of developing artificial intelligence technologies, our business, financial condition and results of operations could be materially adversely affected.

Our clients or other third parties may also provide us with their proprietary technology and intellectual property. There is a risk we may not sufficiently protect our or their information from improper use or dissemination and, as a result, we could be subject to claims and litigation and resulting liabilities, loss of contracts or other consequences that could have a material adverse impact on our business, financial condition and results of operations.

Government authorities may obtain certain information related to, or rights in or to the intellectual property in, our products or services. This may allow government authorities to disclose such information or license such intellectual property to third parties, including our competitors, which could have a material adverse impact on our business, financial condition and results of operations.

Assertions by third parties of infringement, misappropriation or other violations by us of their intellectual property rights could result in significant costs and substantially harm our business, financial condition and operation results.

In recent years, there has been significant litigation involving intellectual property rights in technology industries. We may face from time to time, allegations that we or a supplier or customer have violated the rights of third parties, including patent, trademark, and other intellectual property rights. If, with respect to any claim against us for violation of third-party intellectual property rights, we are unable to prevail in the litigation or retain or obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices on a timely or cost-efficient basis, our business, financial condition or results of operations may be adversely affected.

Any infringement, misappropriation or related claims, whether or not meritorious, are time consuming, divert technical and management personnel, and are costly to resolve. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease utilizing products or services, or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

If we do not have adequate indemnification for our nuclear services, it could adversely affect our business, financial condition and results of operations.

The Price-Anderson Nuclear Industries Indemnity Act, commonly called the Price-Anderson Act ("PAA"), is a U.S. federal law, which, among other things, regulates radioactive materials and the nuclear energy industry, including liability and compensation in the event of nuclear related incidents. The PAA provides certain protections and indemnification to nuclear energy plant operators and U.S. Department of Energy ("DoE") contractors. The PAA protections and indemnification apply to us as part of our services to the U.S. nuclear energy industry and DoE for new facilities, maintenance, modification, decontamination and decommissioning of nuclear energy, weapons and research facilities.

We offer similar services in other jurisdictions outside the U.S. For those jurisdictions, varying levels of nuclear liability protection is provided by international treaties, and/or domestic laws, such as the Nuclear Liability and Compensation Act of Canada and the Nuclear Installations Act of the United Kingdom, insurance and/or assets of the nuclear installation operators (some of which are backed by governments) as well as under appropriate enforceable contractual indemnifications and hold-harmless provisions. These protections and indemnifications, however, may not cover all of our liability that could arise in the performance of these services. To the extent the PAA or other protections and indemnifications do not apply to our services, the cost of losses associated with liability not covered by the available protections and indemnifications, or by virtue of our loss of business because of these added costs could have a material adverse impact on our business, financial condition and results of operations.

Our actual results could differ from the estimates and assumptions used to prepare our financial statements.

In preparing our financial statements, our leadership is required under U.S. GAAP to make estimates and assumptions as of the date of the financial statements. These estimates and assumptions affect the reported values of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities. Areas requiring significant estimates by our leadership include:

- Recognition of contract revenue, costs, profit or losses in applying the principles of percentage of completion accounting;
- Estimated amounts for expected project losses, warranty costs, contract close-out or other costs;
- Recognition of recoveries under contract change orders or claims;
- Collectability of billed and unbilled accounts receivable and the need and amount of any allowance for expected credit losses;
- Estimates of other liabilities, including litigation and insurance revenues/reserves and reserves necessary for self-insured risks;
- Accruals for estimated liabilities, including litigation reserves;
- Valuation of assets acquired, and liabilities, goodwill, and intangible assets assumed, in acquisitions and ongoing assessment of impairment;
- Valuation estimates for redeemable noncontrolling interest calculations;
- Valuation of stock-based compensation;
- The determination of liabilities under pension and other post retirement benefit programs; and
- Income tax provisions and related valuation allowances.

Our actual business and financial results could differ from our estimates of such results, which could have a material adverse impact on our financial condition and results of operations.

Impairment of long-lived assets or restructuring activities may require us to record a significant charge to earnings.

Our long-lived assets, including our lease right-of-use assets, equity investments and others, are subject to periodic testing for impairment. Failure to achieve sufficient levels of cash flow at the asset group level has resulted in, and could result in additional, impairment of our long-lived assets. Further changes in the business environment could lead to changes in the scope of operations of our business. These changes, including the closure of one or more offices, could result in restructuring and/or asset impairment charges.

Our benefit plan expenses and obligations may fluctuate depending on various factors, including inflation, changes in levels of interest rates, changes in regulations and pension plan asset performance.

We have various employee benefit plan obligations that require us to make contributions to satisfy, over time, our underfunded benefit obligations, which are generally determined by calculating the projected benefit obligations minus the fair value of plan assets. For example, as of September 26, 2025 and September 27, 2024, our defined benefit pension and post retirement benefit plans were underfunded by $41.5 million and $82.2 million, respectively, not including U.S. multiemployer pension plans. See Note 13- *Pension and Other Post Retirement Benefit Plans* in the Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K for additional disclosure. We may have to contribute additional cash to meet any underfunded benefit obligations associated with retirement and post retirement benefit plans we manage or for which we have contribution or funding obligations (e.g., multiemployer pension plans). If we are required to contribute a significant amount of the deficit for underfunded benefit plans, our cash flows could be materially and adversely affected.

Additionally, we provide health care and other benefits to our employees. In recent years, costs for health care have increased more rapidly than general inflation in the U.S. economy. If this trend in health care costs continues, our cost to provide such benefits could increase, which could have a material adverse impact on our financial condition and results of operations.

We are also a participating employer in various Multi-Employer Pension Plans ("MEPPs") associated with some of the work we perform on a union basis, which MEPPs are managed by third party trusts and over which we have no control, including as to how the MEPPs are managed or financial investment decisions are made. If any of these MEPPs is underfunded, we could face the imposition of underfunded liability or withdrawal liability at a materially adverse level.

We also continue to monitor changes in global pension regulations, as the complexity of pension laws in the jurisdictions where we sponsor plans can present financial risks in the event of non-compliance.

Our businesses could be materially and adversely affected by events outside of our control.

Extraordinary or force majeure events beyond our control, such as natural or human caused disasters and geopolitical volatility and conflicts, could negatively impact our ability to operate. As an example, from time to time we face unexpected severe weather conditions that may result in weather-related delays that are not always reimbursable under a fixed-price contract; evacuation of personnel and curtailment of services; increased labor and material costs in areas resulting from weather-related damage and subsequent increased demand for labor and materials for repairing and rebuilding; inability to deliver materials, equipment and personnel to work locations in accordance with contract schedules; and loss of productivity.

When making contract proposals, we rely heavily on our estimates of costs and timing to complete the associated projects, as well as assumptions regarding technical issues. However, we may remain obligated to perform our services after any natural or human caused event, unless a force majeure clause or other contractual provision provides us with relief from our contractual obligations. Our profitability may be adversely affected when we incur contract costs that we cannot bill to our customers. If we are not able to react quickly to such events, or if a high concentration of our projects is in a specific geographic region that suffers from a natural or human caused catastrophe, our operations may be significantly affected, which could have a material adverse impact on our operations. In addition, if we cannot complete our contracts on time, we may be subject to potential liability claims by our clients which may reduce our profits.

Our continued success is dependent upon our ability to hire, retain, and utilize qualified personnel.

The success of our business is dependent upon our ability to hire, retain and utilize qualified personnel, including engineers, architects, designers, craft personnel and corporate leadership professionals who have the required experience and expertise at a reasonable cost. The market for these and other personnel is competitive. From time to time, it may be difficult to attract and retain qualified individuals with the expertise, and in the timeframe, demanded by our clients, or to replace such personnel when needed in a timely manner. In certain geographic areas, for example, we may not be able to satisfy the demand for our services because of our inability to successfully hire and retain qualified personnel. Furthermore, some of our personnel hold government granted clearance that may be required to obtain government projects. If we were to lose some or all of these personnel, they would be difficult to replace. Loss of the services of, or failure to recruit, qualified technical and leadership personnel could limit our ability to successfully complete existing projects and compete for new projects.

In addition, in the event that any of our key personnel retire or otherwise leave the Company, we need to have appropriate succession plans in place and to successfully implement such plans, which requires devoting time and resources toward identifying and integrating new personnel into leadership roles and other key positions. If we cannot attract and retain qualified personnel or effectively implement appropriate succession plans, it could have a material adverse impact on our business, financial condition and results of operations.

Remote and hybrid working arrangements may increase our costs and adversely impact our culture and our ability to effectively recruit, retain and train our personnel.

Many of our employees have been working remotely since the COVID-19 pandemic. Remote working arrangements require that we continue to adopt techniques and tools to effectively train and integrate new hires and preserve our culture. Failure to effectively train our employees could create challenges for us in maintaining high levels of employee awareness of, and compliance with, our internal procedures and external regulatory compliance requirements, in addition to increasing our recruiting, training and supervisory costs, while failure to preserve our culture for any reason could harm our future success, including our ability to recruit new talent in the marketplace and retain existing personnel, innovate and operate effectively and execute on our business strategy. Conversely, our new hybrid working policy, which requires certain employees to work in an assigned office or client site for a minimum number of days each week, requires that we adopt techniques to effectively communicate and demonstrate the benefits of in-person collaboration, team building and execution and individual and team learning and professional development. Failure to adequately communicate and demonstrate the benefits of our hybrid working policy and obtain employee buy-in could similarly harm our future success, including our ability to recruit new talent in the marketplace and retain existing personnel, innovate and operate effectively and execute on our business strategy.

Negotiations with labor unions and possible work actions could disrupt operations and increase labor costs and operating expenses.

A certain portion of our work force has entered into, and additional portions may in the future enter into, collective bargaining agreements, which on occasion may require renegotiation. The outcome of future negotiations relating to union representation or collective bargaining agreements may not be favorable to the Company in that they may increase our operating expenses and lower our net income as a result of higher wages or benefit expenses. In addition, negotiations with unions diverts management attention and could disrupt operations, which may adversely affect our results of operations. If we are unable to negotiate acceptable collective bargaining agreements, we may have to address union-related work actions, including work slowdowns, lockouts and strikes. Depending on the nature, type and duration of any work action, these actions could have a material adverse impact on our business, financial condition and results of operations.

Our professional reputation and relationships are critical to our business, and any harm to our reputation or relationships could have a material adverse effect on our business, financial condition and results of operations.

Our professional reputation is critical to maintaining strong relationships with our customers, suppliers, employees, investors, and the communities in which we operate. Adverse publicity or negative public perception of our company, whether actual or perceived, could have a material adverse effect on our business, financial condition, and results of operations.

- Reputational harm may arise from a variety of sources, including, but not limited to:
- Project performance issues, such as schedule delays, work stoppages, cost overruns or failure to meet project specifications or professional standards;
- Health, safety, or security incidents at work sites involving our employees, contractors, subcontractors, clients or others;
- Cybersecurity or data protection failures, including breaches of confidential or proprietary information;
- Mismanagement of emerging technologies, including artificial intelligence;
- Compliance lapses, including those related to domestic and foreign government laws, regulations and policies;
- Environmental incidents, such as the contamination of, or damage to, natural resources or the environment, caused by us or our contractors, subcontractors, agents or partners;
- Changing and evolving values and perceptions regarding climate change and sustainability, including any perceived shortcomings in our climate- or sustainability-related practices or policies;
- Engagements in or perceived connections to politically or socially sensitive activities;
- Misconduct, fraud or other improper conduct or other acts resulting in reputational damage by our employees, contractors, subcontractors, agents, partners or anyone performing on behalf of the company; and
- Disputes with our partners or clients or negative outcomes of pending or future claims and litigation.

The speed and reach of digital communications and social media increase the likelihood that negative information, whether accurate or not, could spread quickly and be difficult to remediate. Damage to our reputation may affect customer and government agency decisions in awarding contracts, as many of our public-sector and large private-sector customers place high importance on past performance, safety records, and community impact. Reputational harm may also negatively influence employee morale, talent retention, and recruitment, while increasing regulatory oversight and/or compliance costs, or result in more restrictive contract terms. In addition, a loss of investor, lender, or community confidence could increase our cost of capital, limit our access to future business opportunities and diminish shareholder value. Any such reputational damage, whether arising from a single event or a series of issues, could materially and adversely affect our business, financial condition, and results of operations.

Our focus on new growth areas for our business entails risks, including those associated with new relationships, clients, talent needs, capabilities, service and product offerings, and maintaining our collaborative culture and core values.

We are focused on growing our presence in our addressable markets by: expanding our relationships with existing clients, suppliers, subcontractors and partners across our full value chain, developing new clients by leveraging our core competencies, further developing our existing capabilities and service offerings, creating new capabilities and solutions offerings to address our clients' emerging needs, and undertaking business development efforts focused on identifying near-term developments and long-term trends that may pose significant challenges for our clients, and identifying potential corporate acquisitions that could strengthen or enhance our service offerings. These efforts entail inherent risks associated with innovation and competition from other participants in those areas, potential failure to help our clients respond to the challenges they face, our ability to manage risk exposure and comply with uncertain evolving legal standards applicable to certain of our offerings, including those in the cybersecurity area and related to PFAS services offered to our clients, and, with respect to potential international growth, risks associated with operating in foreign jurisdictions, such as compliance with applicable foreign and U.S. laws and regulations that may impose different and, occasionally, conflicting or contradictory requirements, and the economic, legal, and political conditions in the foreign jurisdictions in which we operate. As we work to develop new capabilities, service and product offerings and relationships with existing and potential clients, suppliers, subcontractors and partners across our full value chain, these efforts could harm our results of operations due to, among other things, a diversion of our focus and resources and actual costs, opportunity costs of pursuing these opportunities in lieu of others and a failure to reach a profitable return on our investments in new technologies, capabilities, and businesses, including expenses on research and development investments, and these efforts could ultimately be unsuccessful.

The needs of our customers change and evolve regularly. Our success depends upon our ability to identify emerging technological trends; develop or acquire technologically advanced, innovative, and cost-effective products and services; and market these products and services to our customers. For example, one of our business strategies is to invest in, develop and promote innovative climate response technologies and solutions in order to meet the demands of our public and private sector clients. A misalignment between the technologies and solutions we identify to invest in, develop and promote and our clients' needs may adversely impact our results of operations and reputation. Although we have strategies to mitigate this risk, we cannot assure you that we will identify the most effective technologies and solutions to invest in, promote or develop. Additionally, as we diversify and expand our product offerings, there is also an increased risk that one or more of our product offerings could fail to meet specifications in a particular application or could be perceived by our customers to contain defects, which could result in our being liable for damages and losses that arise from such products. Products with defects, or which are otherwise incompatible with intended end uses, may also result in us having to recall such products, or provide additional services under the product warranty, which may impact our profitability. A failure of our products and solutions to meet specifications may materially adversely affect our business, results of operations, or financial condition.

Our success also depends on our continued access to suppliers, subcontractors and partners, who provide us with important technologies, components and talent. The possibility exists that our competitors might develop new capabilities or service offerings that might cause our existing capabilities and service offerings to become obsolete. If we fail in our new capabilities development efforts or our capabilities or services fail to achieve market acceptance more rapidly than our competitors, our ability to procure new contracts could be negatively impacted, which would negatively impact our results of operations and financial condition.

In addition, with the growth of our U.S. and international operations, we provide client services and undertake business development efforts in numerous and disparate geographic locations, both domestically and internationally. Our ability to effectively serve our clients is dependent upon our ability to successfully leverage our operating model across all of these and any future locations, maintain effective management controls over all of our locations to ensure, among other things, compliance with applicable laws, rules and regulations, and instill our core values in all of our personnel and partners at each of these and any future locations. Any inability to ensure any of the foregoing could have a material adverse effect on our business and results of operations.

Fluctuations in commodity prices may affect our customers' investment decisions and therefore subject us to risks of cancellation, delays in existing work, or changes in the timing and funding of new awards.

Commodity prices can affect our customers in a number of ways. For example, for those customers that produce commodity products such as oil, gas, batteries or fertilizers, fluctuations in price can have a direct effect on their profitability and cash flow and, therefore, their willingness to continue to invest or make new capital investments. Furthermore, declines in commodity prices can negatively impact our business in regions whose economies are substantially dependent on commodity prices, such as the Middle East. To the extent commodity prices decline or fluctuate and our customers defer new investments or cancel or delay existing projects, the demand for our services could decrease, which may have a material adverse impact on our business, financial condition and results of operations.

Commodity prices can also strongly affect the costs of projects. Rising commodity prices can negatively impact the potential returns on investments that are planned, as well as those in progress, and result in customers deferring new investments or canceling or delaying existing projects. Cancellations and delays have affected our past results and may do so in the future in significant and unpredictable ways and could have a material adverse impact on our business, financial condition and results of operations.

If we, or any of our subsidiaries or companies in which we have made strategic investments, lose, or experience a significant reduction in, business from one or a few large customers, it could have a material adverse impact on us.

A few clients have in the past, and may in the future, account for a significant portion of our revenue and/or backlog, or the revenue and/or backlog for our subsidiaries or companies in which we have made strategic investments, in any one year or over a period of several consecutive years. For example, in fiscal 2025, 2024 and 2023, approximately 8%, 10% and 9%, respectively, of our revenue was earned directly or indirectly from agencies of the U.S. federal government. Although we have long-standing relationships with many of our significant clients, our clients may unilaterally reduce, delay or cancel their contracts at any time. If we, or any of our subsidiaries or companies in which we have made strategic investments, lose, or experience a significant reduction in business from a significant client could have a material adverse impact on our business, financial condition, and results of operations.

We may use artificial intelligence, machine learning, data science and similar technologies in our business, and challenges with properly managing such technologies could result in reputational harm, competitive harm, and legal liability, and adversely affect our business, financial condition and results of operations.

As part of our broader digital transformation strategy, we are integrating artificial intelligence machine learning, data science and similar technologies (collectively, "AI") to improve operational efficiency, enhance service delivery, and support data-driven decision-making across our core markets, including advisory services, infrastructure, environmental services, and defense. AI is being leveraged to optimize project workflows, automate repetitive tasks, and strengthen predictive analytics. These capabilities are expected to contribute to long-term value creation and competitive differentiation. However, the adoption of AI also introduces new regulatory compliance and cybersecurity considerations, including increased exposure to data breaches, adversarial attacks on AI models, and vulnerabilities in third-party AI platforms. While we believe that we have implemented robust cybersecurity controls, including threat detection, secure model development practices, and governance frameworks to responsibly and securely deploy AI technologies, we cannot be certain that such efforts will be successful.

As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed or biased. Datasets used to train or develop AI systems may be insufficient, of inferior quality, or contain biased information. Additionally, the laws and regulations concerning the use of AI continue to evolve. There is increasing divergence globally among AI regulations, which will require us to navigate different obligations in different geographies. If the use or integration of AI systems, or the outputs generated by such systems, were determined to be non-compliant (e.g., in relation to intellectual property or data privacy rights), this may result in liability, including legal liability, or adversely affect our business, reputation, brand, financial condition and results of operations. It is possible that emerging regulations may limit or block the use of AI in our business and solutions or otherwise impose other restrictions that may affect or impair the usability or efficiency of our business or services for an extended period of time or indefinitely. Our competitors or other third parties may incorporate AI into their product development, product offerings, technology and infrastructure products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our business, financial condition and results of operations.

We maintain our cash at financial institutions, often in balances that exceed federally insured limits.

The majority of our cash is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held in depository accounts may at times exceed the $250,000 Federal Deposit Insurance Corporation insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. Any material loss that we may experience in the future could have a material adverse effect on our financial position and could materially impact our ability to pay our operational expenses or make other payments. Banking institution failures, or changes in legislation and regulation, may adversely impact other entities that would, in turn, impact us. If our clients, suppliers, insurers, joint venture partners, sureties, or other parties with whom we do business are affected by issues in the banking industry it may have an adverse impact on our operational and financial performance.

Risks Related to International Operations

Our international operations are exposed to additional risks and uncertainties, including unfavorable political developments and weak foreign economies.

For fiscal 2025, approximately 38% of our revenue was earned from clients outside the U.S. Our business is dependent on the continued success of our international operations, and we expect our international operations to continue to account for a significant portion of our total revenues. Our international operations are subject to a variety of risks, including:

- Recessions and other economic crises in other regions, such as Europe, Asia or other specific foreign economies and the impact on our costs of doing business in those countries;
- Difficulties in staffing and managing foreign personnel and operations, including challenges related to logistics, communications and professional licensure and work permits of our international workforce;
- Unexpected changes in foreign government policies, regulatory requirements and procurement practices, including policies adopted by countries that may champion or otherwise favor domestic companies and technologies over foreign competitors;
- Potential non-compliance with a wide variety of laws and regulations, including anti-corruption, export control and anti-boycott laws and similar non-U.S. laws and regulations;

- Potential non-compliance with regulations and evolving industry standards regarding consumer protection and data use and security, including the General Data Protection Regulation approved by the European Union and the Data Protection Act approved by the United Kingdom;

- Lack of developed legal systems to enforce contractual rights;

- Expropriation and nationalization of our assets in a foreign country;

- Renegotiation or nullification of our existing contracts;

- The adoption of new, and the expansion of existing, trade or other restrictions;

- Embargoes, duties, tariffs or other trade restrictions, including sanctions;

- Geopolitical developments that impact our or our clients' ability to operate in a foreign country;

- Changes in labor conditions;

- Acts of war, aggression between nations, civil unrest, force majeure, and terrorism;

- The ability to finance efficiently our foreign operations;

- Social, political, and economic instability;

- Changes to tax policy;

- Currency exchange rate fluctuations;

- Limitations on the ability to repatriate foreign earnings; and

- U.S. government policy changes in relation to the foreign countries in which we operate.

The lack of a well-developed legal system in some of these countries may make it difficult to enforce our contractual rights. In addition, military action, geopolitical shifts or continued unrest, particularly in Ukraine and the Middle East, could disrupt our operations in the region and elsewhere and may also impact the supply or pricing of oil, increase our security costs and cost of compliance with local laws, and present risks to our reputation. Additionally, recent events, including changes in U.S. trade policies and responsive changes in policy by foreign jurisdictions and similar geopolitical tensions and conflicts, including the Russia-Ukraine and Israel-Hamas conflicts, escalating tensions in the Middle East, increasing tensions between the U.S. and China and uncertainty in the E.U., Asia and elsewhere, have increased levels of political and economic unpredictability globally, and may increase the volatility of global financial markets and the global and regional economies.

In addition, our globally connected talent force collaborates to deliver solutions for clients, agnostic of geography. This relies upon client procurement models that are open to global professional service provision. Increased nationalization and heightened "buy-local" policies and regulations could reduce the effectiveness and competitive differentiation enabled by our global delivery model and compound the existing talent shortage in key geographies. To the extent our international operations are affected by unexpected or adverse economic, political and other conditions, our business, financial condition and results of operations may be adversely affected.

Changes in domestic and foreign governmental laws, regulations and policies, changes in statutory tax rates and laws, and unanticipated outcomes with respect to tax audits could adversely affect our business, profitability and reputation.

Our domestic and international sales and operations are subject to risks associated with changes in laws, regulations and policies (including environmental and employment requirements, export/import laws, tax policies, integrated financial/non-financial reporting requirements, such as the Corporate Sustainability Reporting Directive and the Corporate Sustainability Due Diligence Directive in the European Union and other similar legal requirements). Failure to comply with any of the foregoing laws, regulations and policies could result in civil and criminal, monetary and nonmonetary penalties, as well as damage to our reputation. In addition, our costs of complying with new and evolving regulatory reporting requirements and current or future laws, including environmental protection, employment, data security, data privacy and health and safety laws, may exceed our estimates. While these risks or the impact of these risks are difficult to predict, any one or more of them could adversely affect our business, results of operations and reputation.

We are subject to taxation in a number of jurisdictions. Accordingly, our effective tax rate is impacted by changes in the mix among earnings in countries with differing statutory tax rates. A material change in the statutory tax rate or interpretation of local law in a jurisdiction in which we have significant operations could adversely impact our effective tax rate and impact our financial results.

Our tax returns are subject to audit and taxing authorities could challenge our operating structure, taxable presence, application of treaty benefits or transfer pricing policies. If changes in statutory tax rates or laws or audits result in assessments different from amounts estimated, our business, results of operations and financial condition could be adversely affected. In addition, changes in tax laws could have an adverse effect on our customers, resulting in lower demand for our products and services.

Foreign exchange risks may affect our ability to realize a profit from certain projects.

We are a global professional services company, with our international operations accounting for approximately 38% of our annual revenue in fiscal 2025. Fluctuations in exchange rates for foreign currencies to the U.S. dollar could impact the earnings and cash flows we receive from projects in non-U.S. markets, negatively impact our competitiveness in those markets or otherwise adversely impact our business results, reported financial condition and the U.S. dollar value of our backlog. Our reported financial condition and results of operations are exposed to the effects (both positive and negative) that fluctuating exchange rates have on the process of translating the financial statements of our international operations, which are denominated in currencies other than the U.S. dollar, into the U.S. dollar.

In addition, fluctuations in exchange rates may increase our supply costs (as measured in U.S. dollars) in international markets. While we generally attempt to denominate our contracts in the currencies of our expenditures, we do enter into contracts that expose us to currency risk, particularly to the extent contract revenue is denominated in a currency different than the contract costs. We may attempt to minimize our exposure from currency risks by obtaining escalation provisions for projects in inflationary economies or entering into derivative (hedging) instruments, when there is currency risk exposure that is not naturally mitigated via our contracts. These actions, however, may not always eliminate currency risk exposure. The governments of certain countries have or may in the future impose restrictive exchange controls on local currencies and it may not be possible for us to engage in effective hedging transactions to mitigate the risks associated with fluctuations in a particular currency. We may also be exposed to limitations on our ability to reinvest earnings from operations in one country to fund the financing requirements of our operations in other countries.

Our global presence could give rise to material fluctuations in our income tax rates.

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Although we believe that our tax estimates and tax positions are reasonable, they could be materially affected by many factors including the final outcome of tax audits and related litigation, the introduction of new tax accounting standards, legislation, regulations and related interpretations, our global mix of earnings, the realizability of deferred tax assets and changes in uncertain tax positions. An increase or decrease in our effective tax rate, or an ultimate determination that the

Company owes more taxes than the amounts previously accrued, could have a material adverse impact on our financial condition and results of operations.

We work in international locations where there are high security and compliance risks, which could result in harm to our employees or unanticipated costs.

Some of our services are performed in high-risk locations, where the country or location is subject to political, social or economic risks, or war, terrorism or civil unrest. In those locations where we have employees or operations, we may expend significant efforts and incur substantial security costs to maintain the safety of our personnel and to ensure that our personnel comply with all applicable laws and regulations. Despite these activities, in these locations, we cannot always guarantee the safety of our personnel or the lawfulness of their actions. Acts of terrorism, threats of armed conflicts, violence in the workplace, kidnapping and ransom, and human rights violations, including unethical sourcing, in or around various areas in which we operate could limit or disrupt markets and our operations, including disruptions resulting from the evacuation of personnel or the cancellation of contracts, and in some instances, cause damage to our reputation. The loss of key employees or contractors, whether as a result of injury, death, attrition or termination, may adversely impact our business operations.

International trade issues, including tariffs and counter tariffs, if continued, may have a negative impact on our business generally.

Over the past year, there have been notable developments in international trade from the imposition of tariffs and counter tariffs in the United States, and in other countries in which we or our customers and suppliers operate. Increases in protectionist measures such as tariffs or import or export licensing requirements, whether imposed by the United States or such other countries, may adversely impact our business by causing a slowdown in global trade and a decrease in government or corporate spending.

These measures may also have the effect of heightening many of the other risks applicable to our business, including risks relating to:

- the impact of inflation and high interest rates and/or construction costs, particularly on any fixed-price contract, which we may not be able to fully mitigate,
- our failure to meet performance requirements or contractual schedules, including as a result of supply chain disruptions,
- a reduction in the amount of available governmental funding,
- our international operations, including risks of facing backlash from potential customers as a result of being headquartered in the United States, and
- our indebtedness and credit markets.

While tariffs on goods and other trade measures have not yet had a significant impact on our business or results of operations, we are monitoring and evaluating any potential impacts that the imposition of tariffs and other trade measures may have on our business, and implementing ways in which we, or our clients, may mitigate the potential impact of such tariffs and other trade measures on our business and future demand for our services by our clients. There is no assurance that we will be successful in mitigating such impacts. Additionally, we cannot fully predict the further developments that could have a material adverse impact on our business, financial condition and results of operations.

Risks Related to Acquisitions, Investments, Joint Ventures and Divestitures

We may not achieve some or all of the expected benefits of the Separation Transaction.

On September 27, 2024, we completed the separation of our Critical Mission Services business and a portion of our Divergent Solutions business (the "Separated Business") in the Separation Transaction. In addition, during fiscal 2025, we disposed of our remaining stake in AMTM, and concluded providing most of the transitional services we were requested to provide in connection with the transaction. Although we believe that the Separation Transaction will enhance our long-term value by allowing us to dedicate financial and human capital resources to pursue appropriate growth opportunities and execute our strategic plan, we may not be able to achieve some or all of the anticipated benefits from the separation of our businesses, and the Separation Transaction may adversely affect our business. The Separation Transaction resulted in two independent, publicly traded companies. We are now a smaller, less diversified and more narrowly focused business than before the Separation Transaction, which makes us more vulnerable to changing market and economic conditions. Additionally, the loss of scale from the Separated Business could negatively impact our results of operations, financial condition and cash flows.

Additionally, any contractual arrangements between us and the Separated Business will be on an arm's length basis rather than intercompany arrangements, and therefore may be less favorable to us, may not efficiently mitigate dis-synergies arising from the Separation Transaction, and may be inadequate to provide for the ongoing operation and growth of our business, preserve continuity for clients, deliver key capabilities or otherwise provide for continued cooperation in relevant business areas. If we fail to achieve some or all of the benefits that we expect to achieve as a result of the Separation Transaction, or do not achieve them in the time we expect, our results of operations and financial condition could be materially adversely affected.

Amentum may fail to perform under various transaction agreements that were executed as part of the Separation Transaction.

In connection with the Separation Transaction, we and Amentum entered into various transaction agreements, including a transition services agreement and project services agreement. The obligations under the transition services agreement have been largely concluded. However, the project services agreement provides for the performance of certain services by us or Amentum for our benefit of the other party on certain ongoing client projects. We rely on Amentum to satisfy its performance obligations under these agreements. If Amentum is unable or unwilling to satisfy its obligations under these agreements, including indemnification obligations, our business, results of operations and financial condition could be adversely affected.

The Separation Transaction could result in a significant tax liability if the terms of the IRS private letter ruling are not satisfied.

In connection with the Separation Transaction, we received a private letter ruling from the Internal Revenue Service (the "IRS") stating that the distribution qualified for tax-free treatment under the Internal Revenue Code of 1986, as amended (the "Code"). Notwithstanding the IRS private letter ruling and the opinions of tax advisors received prior to the distribution, if the IRS determines that factual representations or assumptions made in the IRS private letter ruling request are untrue or incomplete in any material respect or if undertakings made to the IRS in connection with the IRS private letter ruling request are or have been violated, then we will not be able to rely on the IRS private letter ruling and the potential resulting tax liability to us and our shareholders could be substantial.

In general, if the distribution and certain related transactions were determined not to qualify as transactions described in Sections 355 and 368(a)(1)(D) of the Code at a point in the future, for U.S. federal income tax purposes, each of our shareholders who received Amentum common stock in the distribution would be treated as receiving a taxable distribution, and we generally would recognize taxable gain with respect to the transfer of Amentum common stock in the distribution, which could result in a significant tax to us. Additionally, if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Jacobs or Amentum, directly or indirectly, as part of a plan or series of related transactions that includes the distribution, then, even if the distribution otherwise qualifies as a transaction described in Section 355 of the Code, the distribution may result in a tax liability to us (but not to our shareholders). For purposes of Section 355(e) of the Code, any acquisitions of Jacobs or Amentum stock, directly or indirectly, within the period beginning two years before the distribution and ending two years after the distribution are generally presumed to be part of such a plan, although we may, depending on the facts and circumstances, be able to rebut that presumption.

Our use of joint ventures, partnerships and strategic investments in entities exposes us to risks and uncertainties, many of which are outside of our control.

As is common in our industry, we perform certain contracts as a member of joint ventures, partnerships, and similar arrangements. This situation exposes us to a number of risks, including the risk that our partners may be unable to fulfill their obligations to us or our clients.

Further, we have limited ability to control the actions of our joint venture partners, including with respect to nonperformance, default, bankruptcy or legal or regulatory compliance. Our partners may be unable or unwilling to provide the required levels of financial support to the partnerships. If these circumstances occur, we may be liable for claims and losses attributable to the partner by operation of law or contract. These circumstances could also lead to disputes and litigation with our partners or clients, all of which could have a material adverse impact on our reputation, business, financial condition and results of operations.

We depend on the management effectiveness of our joint venture partners. Differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues, which could materially affect the business and operations of these ventures. In addition, in many of the countries in which we engage in joint ventures, it may be difficult to enforce our contractual rights under the applicable joint venture agreement. If we are not able to enforce our contractual rights, we may not be able to realize the benefits of the joint venture or we may be subject to additional liabilities.

We participate in joint ventures and similar arrangements in which we are not the controlling partner. In these cases, we have limited control over the actions of the joint venture. These joint ventures may not be subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. To the extent the controlling partner makes decisions that negatively impact the joint venture or internal control problems arise within the joint venture, it could have a material adverse impact on our business, financial condition and results of operations.

The failure by a joint venture partner to comply with applicable laws, regulations or client requirements could negatively impact our business and, for government clients, could result in fines, penalties, suspension or even debarment being imposed on us, which could have a material adverse impact on our business, financial condition and results of operations.

An impairment charge on our goodwill or intangible assets could have a material adverse impact on our financial position and results of operations.

Because we have grown in part through acquisitions, goodwill and intangible assets represent a substantial portion of our assets. As of September 26, 2025, we had $4.78 billion of goodwill, representing 42.5% of our total assets of $11.3 billion. Under U.S. GAAP, we are required to test goodwill carried in our Consolidated Balance Sheets for possible impairment on an annual basis, and whenever events occur, or circumstances change, that indicate impairments could exist, based upon a fair value approach. We also assess the recoverability of the unamortized balance of our intangible assets when indications of impairment are present based on expected future probability and undiscounted expected cash flows and their contribution to our overall operations. We have chosen to perform our annual impairment reviews of goodwill at the beginning of the fiscal fourth quarter.

If our market capitalization drops significantly below the amount of net equity recorded on our balance sheet, it might indicate a decline in our fair value and would require us to further evaluate whether our goodwill has been impaired. If the fair value of our reporting units is less than their carrying value, we could be required to record an impairment charge. The amount of any impairment could be significant and could have a material adverse impact on our financial position and results of operations for the period in which the charge is taken.

We may engage in mergers, acquisitions, strategic investments or divestitures as part of our business strategy to accelerate our growth. These transactions present certain risks and uncertainties.

We may engage in mergers, acquisitions, strategic investments, or divestitures ("M&A Activity") as part of our business strategy to accelerate our growth. We have engaged in M&A activity both as a purchaser, including our acquisitions of CH2M, BlackLynx and StreetLight and our strategic investment in PA Consulting, as well as a seller, including the sale of the ECR (as defined below) business to Worley (as defined below) and the Separation Transaction. Our future M&A Activity may differ from those historically associated with our operations. These transactions, as well as transactions we may engage in in the future, present a number of risks, including:

- Assumption of risks and liabilities of an acquired business, including those that were not accurately identified or quantified during the due diligence process and/or that were unknown at the time the transaction was negotiated, such as if the target company failed to comply with U.S. federal, state, local and foreign laws and regulations and/or contractual requirements with clients;
- Failure to realize anticipated benefits, such as cost savings, synergies, business opportunities and growth opportunities within the anticipated timeframe or at all, including due to insufficient profit generation to offset liabilities assumed and expenses associated with the acquired business or strategic investment and the loss of key customers or suppliers, including as a result of any actual or perceived conflicts of interest;
- Difficulties or delays in obtaining regulatory approvals, licenses and permits;
- Difficulties relating to combining previously separate entities into a single, integrated, and efficient business, including the inability to adequately bridge possible differences in cultures, business practices and management philosophies and difficulties retaining and assimilating key personnel, benefits, services and systems of an acquired business;
- For strategic investments in which we do not acquire 100% of the target company, the other equity holders may have various governance rights and other minority protections, including consent rights over certain actions taken by the company, and these may result in additional costs, including from continuing to operate the target company on a standalone basis;

- The effects of diverting leadership's attention from day-to-day operations to matters involving the integration of target companies and/or new and sometimes geographically dispersed operations;

- Potentially substantial transaction costs associated with business combinations, strategic investments and/or divestitures and the possible incurrence of substantial indebtedness to finance the transaction;

- Potentially insufficient profit generation to offset liabilities assumed and expenses associated with the acquired business or strategic investment;

- Potential impairment resulting from the post-closing deterioration in the target company's business or the overpayment for an acquisition or investment, including due to the failure of our valuation methodologies to accurately capture the value of the target company's business;

- Increased burdens on our staff and on our administrative, internal control and operating systems, which may hinder our legal and regulatory compliance activities;

- Increased financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial and non-financial (e.g., climate-related) reporting and internal controls;

- Potential post-closing financial arrangements, such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable results and include post-closing restrictions that may impact the Company's ability to integrate an acquired business or pursue growth opportunities;

- The potential for litigation relating to the transaction, including claims for damages or indemnification by any counterparty, including potential disputes relating to post-closing covenants or payment obligations; and

- The risks discussed in this Item 1A. Risk Factors may be magnified by the activities of any acquired business prior to the acquisition.

While we may obtain indemnification rights from the sellers of acquired businesses and/or insurance that could mitigate certain of these risks, such rights may be difficult to enforce, the losses may exceed any dedicated escrow funds and the indemnitors may not have the ability to financially support the indemnity, or the insurance coverage may be unavailable or insufficient to cover all losses.

If our leadership is unable to successfully integrate acquired companies or implement our growth strategy with respect to acquisitions and/or strategic investments, our operating results could be harmed. Moreover, we cannot assure that we will continue to successfully expand or that growth or expansion will result in profitability.

In addition, there is no assurance that we will continue to locate suitable acquisition or investment targets or that we will be able to consummate any such transactions on terms and conditions acceptable to us. Existing cash balances and cash flow from operations, together with borrowing capacity under our credit facilities, may be insufficient to make acquisitions and/or strategic investments. Future acquisitions and/or strategic investments may require us to obtain additional equity or debt financing, which may not be available on attractive terms, or at all. Acquisitions and/or strategic investments may also bring us into businesses we have not previously conducted and expose us to additional business risks that are different than those we have traditionally experienced.

In addition, we may periodically divest or plan to divest businesses, including businesses that are no longer a part of our ongoing strategic plan. Divesting businesses involves risks and uncertainties, such as the difficulty separating assets related to such businesses from the businesses we retain, employee distraction, and the need to obtain regulatory approvals and other third-party consents, which could potentially disrupt customer and vendor relationships. These Divestitures may require a significant investment of our time and resources and may disrupt our business, distract our management from other responsibilities and may result in losses on disposal or continued financial involvement in the divested business, including through indemnification, guarantee or other financial arrangements, for a period of time following the divestment, which could adversely affect our business, financial condition or results of operations. When we determine that we would like to divest a business, we may not be able to divest that business on attractive terms or at all. Because of these challenges, as well as market conditions or other factors, anticipated divestitures may take longer or be costlier or generate fewer benefits than expected and may not be completed at all. If we are unable to complete the divestitures or to successfully transition divested businesses, our business and financial results could be negatively impacted.

Acquisitions, strategic investments and divestitures create various business risks and uncertainties during the pendency of the transaction.

Consummation of any acquisition, merger, strategic investment or divestiture is subject to the satisfaction of customary conditions, including one or more of the following: (i) due diligence and its associated time and cost commitments, (ii) board and shareholder approval, (iii) regulatory approvals, (iv) the absence of any legal restraint that would prevent the consummation of the transaction, (v) the absence of material adverse conditions which can prevent the consummation of the transaction, and (vi) compliance with covenants and the accuracy of representations and warranties contained in the transaction agreement, among others. One or more of these conditions may not be fulfilled and, accordingly, the transaction may not be consummated or may be significantly delayed. In such case, our ongoing business, financial condition and results of operations may be materially adversely affected, and the market price of our common stock may decline, particularly to the extent that the market price reflects a market assumption that the transaction will be consummated or will be consummated within a particular timeframe.

Furthermore, most transactions require the Company to incur substantial expense associated with closing and if the transaction is not consummated, we will incur these expenses without realizing the expected benefits. The pursuit of the transaction will also require management attention and use of internal resources that would otherwise be focused on general business operations. In addition, customers' uncertainty about the effect of the transaction may have an adverse effect on the ability to win customer contracts or could cause existing clients to seek to change existing business relationships. Employee morale due to the uncertainties associated with the transaction could also be negatively affected. Any of the foregoing, or other risks arising in connection with a failure or delay in consummating a transaction, including the diversion of management attention or loss of other opportunities during the pendency of the transaction, could have a material adverse effect on our business, financial condition and results of operations.

We may make minority investments that subject us to risks and uncertainties outside of our control.

From time to time, the Company may make minority investments in the equity securities of companies that we do not control. Minority investments inherently involve a lesser degree of control over business operations, thereby potentially increasing the financial, legal, operational and/or compliance risks associated with the minority investment.

To the extent we hold only a minority equity interest in a company, we may lack affirmative control rights, which may diminish our ability to influence the company's affairs in a manner intended to enhance the value of our investment in the company. We could incur losses if the majority stakeholders or the management of the company takes risks or otherwise acts in a manner that does not serve our interests. In addition, we could be subject to reputational harm if the company in which the investment is made makes business, financial or management decisions with which we do not agree. These circumstances could also lead to disputes and litigation with management or employees of the company in which the investment is made, or its other stockholders.

In most cases, the companies in which we make investments will have indebtedness or equity securities or may be permitted to incur indebtedness or to issue equity securities, which rank senior to our investment. We also may make investments in early-stage companies that depend on venture funding and are not profitable. In the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a company in which an investment is made, holders of debt instruments and securities ranking senior to our investment would typically be entitled to receive payment in full before distributions could be made in respect of our investment.

We may also enter into separate commercial arrangements with these companies, whether before, concurrently with, or after making a minority investment. In certain cases, the commercial arrangement may be a driving factor behind our investment. We cannot assure you that that the commercial arrangement will further our business strategy as we expected. We may not realize all the economic benefits expected from the commercial agreement or realize the expected return on our investments.

Risks Related to Regulatory Compliance

Past and future non-financial health, safety, security and environment-related laws and regulations could impose significant additional costs and liabilities.

We are subject to a variety of HSSE-related laws and regulations governing, among other things, discharges to air and water, the handling, storage and disposal of hazardous or waste materials and the remediation of contamination associated with the releases of hazardous substances, government security standards and human health and safety. These laws and regulations and the risk of attendant litigation can cause significant delays to a project and add significantly to its cost. Violations of these regulations could subject us and our management to civil and criminal penalties and other liabilities.

Various U.S. federal, state, local and foreign environmental laws and regulations may impose liability for property damage and costs of investigation and cleanup of hazardous or toxic substances on property currently or previously owned by us or arising out of our waste management or environmental remediation activities. These laws may impose responsibility and liability without regard to knowledge of or causation of the presence of contaminants. The liability under these laws may be joint and several. We have potential liabilities associated with our past waste management and other activities and with our current and prior ownership of various properties. The discovery of additional contaminants or the imposition of unforeseen clean-up obligations at these or other sites could have a material adverse impact on our financial condition and results of operations.

HSSE laws and regulations and policies are reviewed periodically, and any changes thereto could affect us in substantial and unpredictable ways. Such changes could, for example, relax or repeal laws and regulations relating to the environment, which could result in a decline in the demand for our environmental services and, in turn, could negatively impact our revenue. Changes in the environmental laws and regulations, remediation obligations, enforcement actions, stricter interpretations of existing requirements, future discovery of contamination or claims for damages to persons, property, natural resources or the environment could result in material costs and liabilities that we currently do not anticipate. Failure to comply with any HSSE laws or regulations, whether actual or alleged, exposes us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could adversely affect our business, financial condition and results of operations.

If we fail to comply with any governmental requirements, our business may be adversely affected.

We are subject to U.S. federal, state, local and foreign laws and regulations that affect our business, including data privacy and security, employment and labor relations, immigration, taxation, anti-corruption, anti-bribery, import-export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. For example, our global operations require importing and exporting goods and technology across international borders which requires compliance with all export and import laws and regulations. Although we have policies and procedures to comply with U.S. and foreign international trade laws, the violation of such laws could subject the Company and its employees to civil or criminal penalties, including substantial monetary fines, or other adverse actions including denial of import or export privileges or debarment from participation in U.S. government contracts, and could damage our reputation and our ability to do business.

In addition, we and many of our clients operate in highly regulated environments, which requires us or our clients to obtain, and to comply with, federal, state and local government permits and approvals. These permits or approvals are subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with, or the loss or modification of, the conditions of permits or approvals subjects us to the risk of penalties or other liabilities, could have a material adverse impact on our business, financial condition and result of operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act of 2010, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws, including the requirements to maintain accurate information and internal controls. We operate in many parts of the world that have experienced governmental corruption to some degree and in certain circumstances; strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance programs, there is no assurance that our internal control policies and procedures will protect us from acts committed by our employees or agents. If we are found to be liable for FCPA or other violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from civil and criminal penalties or other sanctions in multiple jurisdictions, including contract cancellations or debarment and loss of reputation, any of which could have a material adverse impact on our business, financial condition and results of operations.

Risks Related to Sustainability and Corporate Responsibility

Climate change and related environmental issues could have a material adverse impact on our business, financial condition and results of operations.

Climate change related events, such as increased frequency and severity of storms, floods, wildfires, droughts, hurricanes, freezing conditions, and other natural disasters, may have both immediate and long-term impacts on our business, financial condition and results of operations. While we seek to mitigate our business risks associated with climate change, we recognize that there are inherent climate related risks regardless of where we conduct our business. For example, a catastrophic natural disaster could negatively impact any of our office locations and the locations of our customers. Access to clean water and reliable energy in the communities where we conduct our business is critical to our operations. Accordingly, a natural disaster has the potential to disrupt our and our customers' businesses and may cause us to experience work stoppages, project delays, financial losses and additional costs to resume operations, including increased insurance costs or loss of coverage, legal liability and reputational losses.

Further, the risks caused by climate change span across the full spectrum of the markets we serve. Our end-to-end services span advanced manufacturing, cities & places, energy, environmental, life sciences, transportation and water. The direct physical risks that climate change poses to infrastructure through chronic environmental changes, such as rising sea levels and temperatures, and acute events, such as hurricanes, droughts and wildfires, is common to each of these markets. Infrastructure owners could face increased costs to maintain their assets, which could result in reduced profitability and fewer resources for strategic investment. These types of physical risks could in turn lead to transitional risks (i.e., the degree to which society responds to the threat of climate change), such as market and technology shifts, including decreased demand for our services and solutions, reputational risks, such as how our values and practices regarding a low carbon transition are viewed by external and internal stakeholders, and policy and legal risks, such as the extent to which low carbon transitions are driven by the governments of the jurisdictions in which we operate around the globe, all of which could have a material adverse impact on our business, financial condition and results of operations.

Our business operations are subject to various and changing federal, state, local and foreign laws and regulations that could result in costs or sanctions that adversely affect our business and results of operations.

Evolving regulatory and disclosure standards around sustainability objectives and reporting could impose additional compliance obligations on us that could adversely impact our business and results of operations. We seek to comply with applicable international and domestic regulations and client demands regarding public disclosure of our sustainability practices. As new laws, regulations and similar initiatives and programs continue to be adopted and implemented, we will be required to comply with such laws or regulations or potentially face negative consequences, such as market access limitations, enforcement actions, civil suits or sanctions and fines. If new laws or regulations are more stringent than current legal or regulatory requirements, we may experience increased compliance burdens and costs to meet such obligations. At the same time, an increasing number of regulators, lawmakers and other stakeholders have expressed or pursued contrary views, legislation and investment expectations with respect to sustainability-related ambitions and disclosures, including the enactment or proposal of "anti-ESG" legislation, regulation or policies, which may expose us to additional legal, financial or reputational risks based on our ambitions and disclosures.

Governmental policies designed to address the effects of climate change, or inversely, eliminating the focus on the effects of climate change, could increase the costs of projects for our clients or eliminate some or all government funding for a project, which, in some cases, could prevent a project from going forward, thereby potentially reducing the need for our services, which would in turn have a material adverse impact on our business, financial condition and results of operations. Further, climate legislation enacted to address the effects of climate change across all geographies poses a similar risk to us and our clients as we operate globally. However, further policy changes and climate legislation could also increase the overall demand for our services as our clients and partners work to comply with such policies, such as by decarbonizing their industries, transitioning from fossil fuels to renewable energy sources and developing integrated and sustainable solutions, which could have a positive impact on our business. We cannot predict when or whether any of these various proposals may be enacted or what their effect will be on us or on our customers.

We may also incur additional expenses as a result of U.S. and international regulators requiring additional disclosures regarding greenhouse gas ("GHG") emissions, and broader sustainability-related disclosures than we currently include in our Annual Sustainability Report or in other reports, documents and filings that are required to comply with global regulations. Compliance with the various laws and regulation that we are subject to and the associated potential cost, is further complicated by the fact that the countries and regions in which we operate are following different approaches to the regulation of both climate change and these broader matters. Complying, or failing to comply, with existing or future federal, state, local, and foreign legislation and regulations applicable to our sustainability efforts and reporting, which may conflict with one another, could cause us to incur additional compliance and operational costs or actions and suffer reputational harm, which could materially and adversely affect our business, financial condition and results of operations.

We may be unable to achieve our climate commitments and targets.

At Jacobs, we have established various climate commitments and targets, including our goal to source 100% renewable electricity and our net-zero target validated by the Science Based Targets initiative to reach net zero for our value chain by 2040. The achievement of our climate commitments and targets is subject to risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to: our ability to execute our operational strategies and achieve our goals within the currently projected costs and the expected timeframes; the availability and cost of alternative fuels, global electrical charging infrastructure, off-site renewable energy and other materials and components; unforeseen design, operational and technological difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects and technologies on a commercially competitive basis such as carbon sequestration and/or other related processes; compliance with, and changes or additions to, global and regional regulations, taxes, charges, mandates or requirements relating to GHG emissions, carbon costs or climate-related goals; labor-related regulations and requirements that restrict or prohibit our ability to impose requirements on third-party contractors; adapting products to customer preferences and customer acceptance of sustainable supply chain solutions; the actions of competitors and competitive pressures and an acquisition of or merger with another company that has not adopted similar carbon goals or whose progress toward reaching its carbon goals is not as advanced as ours. Accordingly, there is no assurance that we will be able to successfully execute our operational strategies and achieve our climate commitments and targets, which could damage our reputation and our relationships with our customers and other stakeholders, negatively affecting our business and results of operations.

Increasing scrutiny and changing and conflicting expectations from governmental organizations, clients, investors, suppliers and partners, communities and our employees with respect to our practices and disclosures related to sustainability and corporate responsibility ***may impose additional costs on us or expose us to new or additional risks that could adversely affect our business and results of operations.***

There is increasing scrutiny from governmental organizations, clients, investors, suppliers, partners, communities, employees and other stakeholders on companies' practices and disclosures related to sustainability and corporate responsibility, including with respect to climate change and carbon emissions, human rights, ethics, supply chain management and human capital management. If our practices and disclosures related to sustainability and corporate responsibility do not meet evolving rules and regulations or stakeholder expectations and standards (or if we are viewed negatively based on positions we do or do not take or work we do or do not perform or cannot publicly disclose for certain clients and industries), then our reputation and our ability to attract and/or retain new clients and leading experts, employees and other professionals could be negatively impacted, as could our attractiveness as an investment, service provider, employer, or business partner, and further, could lead to lawsuits, penalties or market access restrictions. Similarly, any failure or perceived failure in our efforts to achieve our current or future sustainability and corporate responsibility-related goals, targets, and objectives, or to advance our related initiatives, including by failing to satisfy various reporting standards within the timelines expected by stakeholders or at all, could also result in similar negative impacts.

Public statements with respect to sustainability and corporate responsibility-related matters also are becoming increasingly subject to heightened scrutiny from public and governmental authorities for being misleading or overstating certain capabilities or commitments (e.g. "greenwashing" or "AI-washing"). We are aware that non-governmental organizations and other private actors have filed lawsuits against companies under various securities and consumer protection laws alleging that certain statements, goals or standards made by issuers were misleading, false or otherwise deceptive, including those related to sustainability, corporate responsibility and use of emerging technologies. An inability to implement our policies and practices related to sustainability and corporate responsibility and maintain compliance with laws and regulations, or a perception among stakeholders that our sustainability and corporate responsibility disclosures and goals are insufficient, that our goals are unattainable or that there is a misalignment between our stated commitments and our actual practices, could harm our reputation and competitive position and negatively impact our business and results of operations.

We also provide information to our investors on our practices, policies and other matters related to sustainability and corporate responsibility and submit such information to organizations that evaluate companies on their approach to such matters. If we receive unfavorable ratings from these organizations, or if we fail to submit information to such organizations regarding our practices and policies, it may result in negative reactions from our investors, clients and/or other stakeholders, the diversion of investment or other projects to other companies, and difficulty in hiring skilled employees, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Indebtedness and Credit Markets

We rely in part on liquidity from our credit facilities to fund our business. Restrictions in our credit facilities and other indebtedness could adversely affect our business.

We are currently a borrower under several credit facilities and our subsidiary, Jacobs Engineering Group Inc., has issued notes pursuant to an indenture with respect to which Jacobs has provided a guarantee. These facilities and indenture contain customary covenants restricting, among other things, our ability to incur certain liens and indebtedness. We are also subject to certain financial covenants in our credit facilities, including maintenance of a maximum consolidated leverage ratio. A breach of any covenant or our inability to comply with the required financial ratios could result in a default under one or more of our credit facilities or indentures and limit our ability to do further borrowing. Further, our borrowing rate is also affected by our consolidated leverage ratio and any material increase in our leverage ratio could increase our borrowing rate. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, we may be prohibited from undertaking actions that are necessary or desirable to maintain or expand our business. Additionally, if it becomes necessary to refinance these borrowings on less favorable terms, or if we are unable to refinance at all, our results of operations and financial condition could be materially adversely affected by increased costs and rates.

Our business may be adversely affected by disruptions or lack of liquidity in the credit markets, including reduced access to credit and higher costs of obtaining credit.

We depend on the availability of credit to grow our business and to help fund business acquisitions. Instability in the credit markets in the U.S. or abroad, and continued inflation and rising interest rates could cause the availability of credit to be relatively difficult or expensive to obtain on commercially reasonable terms or in sufficient amounts. This situation could make it more difficult or more expensive for us to access funds, refinance our existing indebtedness, enter into agreements for new indebtedness, or obtain funding through the issuance of securities or such additional capital may not be available on terms acceptable to us, or at all.

We also routinely enter into contracts with counterparties including vendors, suppliers and subcontractors that may be negatively impacted by events in the credit markets. Disruptions of the credit or capital markets could also adversely affect our clients' ability to finance projects and could result in contract cancellations or suspensions, project delays and payment delays or defaults by our clients. In addition, clients may be unable to fund new projects, may choose to make fewer capital expenditures or otherwise slow their spending on our services or to seek contract terms more favorable to them. These circumstances could also lead to disputes and litigation with our partners or clients, which could have a material adverse impact on our reputation, business, financial condition and results of operations.

Furthermore, our cash balances and short-term investments are maintained in accounts held by major banks and financial institutions located primarily in North America, Europe, South America, Australia and Asia. Some of our accounts hold deposits in amounts that exceed available insurance. In addition, we are subject to the risk that the counterparties to our credit agreements may go bankrupt if they suffer catastrophic demand on their liquidity that will prevent them from fulfilling their contractual obligations to us. Although none of our lenders or the financial institutions in which we hold our cash and investments have gone into bankruptcy or forced receivership, or have been seized by their governments, there is a risk that such events may occur in the future. If any such events were to occur, we would be at risk of not being able to access cash, which may result in a temporary liquidity crisis that could impede our ability to fund our operations, which could have a material adverse impact on our business, financial condition and results of operations.

Maintaining adequate bonding, letter of credit and bank guarantee capacity is necessary for us to successfully bid on and win some contracts.

In line with industry practice, we are often required to provide performance or payment bonds, letters of credit and/or bank guarantees at the request of our customers. These instruments indemnify or compensate the customer should we fail to perform our obligations under the contract. If a bond, a letter of credit or a bank guarantee is required for a particular project and we are unable to obtain the required financial support, we may not be able to pursue that project. Historically, we have had adequate credit capacity and access to these financial instruments to satisfy our customers' requirements. The issuance and availability of these financial instruments, however, is dependent upon number of factors, including the surety's or bank's willingness to provide the support, our credit standing and the availability of credit in general. In the event of a change in our credit rating or a tightening of the credit market, it may be difficult to find sureties or banks who will provide required levels of financial support, or it may only be available at significant additional cost. There can be no assurance that our bonding or bank capacity will continue to be available to us on reasonable terms. In addition, future projects may require us to obtain bonding or letters of credit that extend beyond the terms of our surety and banking agreements or exceed our financial wherewithal. Our inability to obtain adequate bonding, letters of credit and bank guarantees when required could have a material adverse impact on our business, financial condition and results of operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase and our net income and cash flows to correspondingly decrease.

Borrowings under our credit facilities are at variable rates of interest and expose us to interest rate risk. In the past year, inflation and other factors have resulted in an increase in interest rates generally, which has impacted our borrowing costs. Even though interest rates have decreased in recent months, if interest rates were to increase, our debt service obligations on the variable rate indebtedness referred to above would increase even if the principal amount borrowed remained the same, and our net income and cash flows will correspondingly decrease. We are also currently party to, and in the future, we may enter into additional, interest rate swaps that involve the exchange of floating for fixed rate interest payments, in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

In addition, our credit facilities reference the Secured Overnight Financing Rate ("SOFR") as the primary benchmark rate for our U.S. Dollar variable rate indebtedness. SOFR is a relatively new reference rate and with a limited history, and changes in SOFR have, on occasion, been more volatile than changes in other benchmark or market rates. Our indebtedness in other currencies is also subject to various benchmarks that can be difficult to predict. As a result, the amount of interest we may pay on our variable rate indebtedness is difficult to predict. We have also included sustainability-linked key performance indicators ("KPIs") in our credit facilities and certain of our senior notes, with KPI targets that include improving gender diversity and, in the case of the senior notes, reducing GHG emissions. Failure to achieve such targets could result in an interest rate step up on the debt, which would cause an increase in our debt payment obligations and could negatively impact our reputation.

Risks Related to Our Common Stock and Corporate Structure

Our quarterly results may fluctuate significantly, which could have a material negative effect on the price of our common stock.

Our quarterly operating results may fluctuate significantly or fall below the expectations of securities analysts, which could have a material adverse impact on the price of our common stock. Fluctuations are caused by a number of factors, including:

- Legal proceedings, disputes and/or government investigations;
- Fluctuations in the spending patterns of our government and commercial customers;
- The number and significance of projects executed during a quarter;
- Unanticipated changes in contract performance, particularly with contracts that have funding limits;
- The timing of resolving change orders, requests for equitable adjustments, and other contract adjustments;
- Delays incurred in connection with a project;
- Changes in prices of commodities or other supplies;
- Changes in foreign currency exchange rates;
- Weather conditions that delay work at project sites;
- The timing of expenses incurred in connection with acquisitions or other corporate initiatives;
- The decision by the Board of Directors to begin or cease paying a dividend, and the expectation that if the Company pays dividends, it will declare dividends at the same or higher levels in the future;
- Natural disasters or other crises;
- Staff levels and utilization rates;
- Changes in prices of services offered by our competitors; and
- General economic and political conditions.

There can be no assurance that we will pay dividends on our common stock.

Our Board of Directors initiated a quarterly cash dividend program in fiscal 2017 under which we have paid, and intend to continue paying, regular quarterly dividends. The declaration, amount and timing of such dividends are subject to capital availability and determinations by our Board of Directors that cash dividends are in the best interest of our shareholders and are in compliance with all respective laws and applicable agreements. Our ability to pay dividends will depend upon, among other factors, our cash balances and potential future capital requirements for strategic transactions, including acquisitions, debt service requirements, results of operations, financial condition and other factors that our Board of Directors may deem relevant. A reduction in or elimination of our dividend payments and/or our dividend program could have a material negative effect on our stock price.

In the event we issue stock as consideration for certain acquisitions we may make, we could dilute share ownership, and if we receive stock in connection with a divestiture, the value of stock is subject to fluctuation.

One method of acquiring companies or otherwise funding our corporate activities is through the issuance of additional equity securities. If we issue additional equity securities, such issuances could have the effect of diluting our earnings per share as well as our existing shareholders' individual ownership percentages in the Company.

In addition, if we receive stock or other equity securities in connection with a sale or divestiture of a business, the value of such stock will fluctuate and/or be subject to trading restrictions. Stock price changes may result from, among other things, changes in the business, operations or prospects of the issuer prior to or following the transaction, litigation or regulatory considerations, general business, market, industry or economic conditions, the ability to sell all or a portion of the stock based on current market conditions, and other factors both within and beyond our control. In addition, if the stock received is valued in a currency other than U.S. dollars, the value of such stock will also fluctuate based on foreign currency rates.

Delaware law and our charter documents may impede or discourage a takeover or change of control.

We are a Delaware corporation. Certain anti-takeover provisions of the Delaware general corporation law impose restrictions on the ability of others to acquire control of us. In addition, certain provisions of our charter documents may impede or discourage a takeover. For example:

- Only our Board of Directors can fill vacancies on the board;
- There are various restrictions on the ability of a shareholder to nominate a director for election; and
- Our Board of Directors can authorize the issuance of preferred shares.

These types of provisions, as well as our ability to adopt a shareholder rights agreement in the future, could make it more difficult for a third party to acquire control of us, even if the acquisition would be beneficial to our shareholders. Accordingly, shareholders may be limited in the ability to obtain a premium for their shares.

We are a holding company. Substantially all of our business is conducted through our subsidiaries. We depend on the performance of our subsidiaries and their ability to make distributions to us to fund our operations.

We are a holding company. Substantially all of our business is conducted through our subsidiaries, which are separate and distinct legal entities. Therefore, we are reliant on the operations of our subsidiaries to fund (whether by dividend, distribution or loan) holding company operations, including our ability to pay dividends and service any indebtedness of the holding company. In addition, we cannot assure you that the agreements governing the existing and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments of dividends or other obligations of the holding company. In addition, any payment of dividends, distributions or loans to us by our subsidiaries could be subject to restrictions on dividends or repatriation of earnings under applicable local law and monetary transfer restrictions in the jurisdictions in which our subsidiaries operate. Furthermore, payments to us by our subsidiaries will be contingent upon our subsidiaries' earnings.

Item 1B.   UNRESOLVED STAFF COMMENTS

None.

Item 1C.   CYBERSECURITY

We maintain a cybersecurity program, designed to proactively identify, assess, manage, mitigate, and respond to cybersecurity threats. Our Cybersecurity Organization develops, implements, and maintains this program, which is governed by our global cybersecurity policy. The underlying controls of the cybersecurity program are based on recognized best practices and standards for cybersecurity and information technology and is aligned with the National Institute of Standards and Technology ("NIST") Cybersecurity Framework ("CSF") and the International Organization for Standardization ("ISO") 27001 Information Security Management System Requirements. Cybersecurity is an important and integrated part of our enterprise risk management program that identifies, monitors and mitigates business, operational and legal risks. Our cybersecurity risk management process is integrated into our overall risk management process, and shares common methodologies, reporting channels and governance processes that apply across the risk management process to other legal, compliance, strategic, operational and financial risk areas.

We regularly assess the threat landscape and take a holistic view of cybersecurity risks, with a layered cybersecurity strategy based on prevention, detection and mitigation. Our cybersecurity program maintains assessment protocols for proactively evaluating potential cybersecurity impacts and risks, supported by incident response procedures. We employ systematic processes to manage cybersecurity risks, including through cybersecurity audits, network interconnectivity reviews, system access controls and monitoring, and data backup and recovery. Our cloud environments undergo continuous assessment, with firewall and backup systems designed to support operational resilience. We employ a Zero Trust Security framework that requires identity verification for network access, complemented by regular system assessments and monitoring. Our security controls include identity management programs, data loss prevention protocols, and threat detection capabilities. Our controls undergo regular review and updates based on threat intelligence, ensuring adaptability to emerging threats. Similarly, our incident response program is regularly tested and updated to address emerging threat landscapes. To ensure organization-wide security awareness, cybersecurity training is mandatory and provided to all employees annually. Cybersecurity awareness is also included across other training programs, including our annual "Living our Values" training modules and our privacy training programs.

Third-party risk management is a critical component of our cybersecurity strategy. We maintain oversight of service providers through proactive monitoring, leveraging a cybersecurity questionnaire and security and privacy addenda to our contracts where applicable. We evaluate third party providers to ensure they maintain effective security management programs, compliance with information handling and asset management protocols, and provide prompt notification of any known or suspected cybersecurity incidents.

To validate our security posture, we engage independent external firms to conduct regular penetration testing, security audits, and cybersecurity consulting. We maintain ISO/IEC 27001 certification for our global enterprise. We also maintain a Cybersecurity Maturity Model Certification (CMMC) L2 certification for our U.S. Federal operations, and Cyber Essentials (CE) Plus certification for our U.K. operations. Additionally, our IT General Controls (ITGCs) undergo annual testing through Sarbanes-Oxley (SOX) audits, which examine security controls relating to system changes, access management, system configurations, and data backup processes.

Our Board of Directors has ultimate oversight of cybersecurity and information security risk, which it manages as part of our enterprise risk management program. The Board is assisted by the Audit Committee,,as it pertains to cybersecurity threats to the integrity of the Company's financial systems and compliance with cybersecurity related disclosures, and the Sustainability and Risk Committee, as it pertains to cybersecurity as a part of the Company's enterprise risk, which oversee our cybersecurity risk exposures, review management's mitigation efforts, and report their findings to the Board. Throughout the year, our senior executives, including our Chief Information Security Officer ("CISO"), provide regular briefings to the full Board, the Audit Committee and the Sustainability and Risk Committee. These updates cover technology trends, regulatory developments, disclosure requirements, legal issues, policies and practices, threat environment assessments, and ongoing security measures to prevent, detect, and respond to critical threats. The Board and its committees regularly engage in discussions with senior executives regarding cybersecurity and information security risks. As part of our cybersecurity governance, we also maintain a Cybersecurity Steering Committee chaired by our CISO and comprised of executive management, operational leaders, and cross-functional teams. Generally, this committee meets quarterly, or more frequently as needed, to review, assess and direct decisions related to cybersecurity and information systems matters.

Our cybersecurity program is led by our CISO, who reports to our Chief Information Officer ("CIO"). Our CISO oversees prevention, detection, mitigation, and remediation efforts through regular communication and reporting from information security professionals, many of whom have decades of experience and hold certifications such as a Certified Information Systems Security Professional (CISSP) or Certified Information Security Manager (CISM). These efforts are supported by advanced technological tools, specialized software and engagement with external consultants. Our CISO has extensive experience assessing and managing cybersecurity programs and cybersecurity risk and holds the following credentials: Certified Information Systems Security Professional (CISSP), a Certified Ethical Hacker (CEH), FINRA Licensed (with a Series 99), and an Oracle Cloud Certified Professional (OCP). Our CISO and CIO regularly provide reports to the Board, the Audit Committee and the Sustainability and Risk Committee on our cybersecurity posture, key initiatives and ongoing efforts to prevent, detect, mitigate, and remediate cyber incidents. In the event of a cybersecurity incident, we follow established incident response procedures, which includes protocols for timely notification to senior management as well as the Board of Directors, with ongoing updates provided until the issue is remediated, as appropriate.

Our operations are subject to cybersecurity risks, including unauthorized access, system failures, and breaches that could originate from both internal networks and through third-party suppliers and service providers. While we have not experienced a material impact on our business strategy, results of operations and/or financial condition from cybersecurity threats or prior incidents, such events have the potential to have a material adverse effect on such aspects of our business. Realization of these risks could damage or disrupt access to our information systems or networks, compromise confidential or protected information, destroy or corrupt data or otherwise interfere with our operations. We continuously monitor our networks for unauthorized access attempts and maintain a range of defensive measures. However, the evolving and sophisticated nature of cyber threats means we cannot guarantee prevention of all potential incidents that could materially impact our business operations, financial condition, or strategic objectives. In addition, even if we effectively defend our own systems, we rely on third-party providers of products, services and networks, with whom we share data and services, and who may themselves be unable to prevent or mitigate cyberattacks.

Item 2.   PROPERTIES

Our properties consist primarily of office space within general, commercial office buildings located in major cities primarily in the following countries: United States; United Kingdom; Australia; India; Canada; Poland and United Arab Emirates. We also lease smaller offices located in certain other countries. Such space is used for operations (providing technical and professional services), sales and administration. The total amount of space leased by us for all of our operations is approximately 5.3 million square feet. We continue to evaluate our real estate needs in connection with changes in the Company's use of leased space and as part of our overall strategic organizational changes.

Item 3.   **LEGAL PROCEEDINGS**

The information required by this Item 3 is included in Note 18- *Contractual Guarantees, Litigation, Investigations and Insurance* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 4.   **MINE SAFETY DISCLOSURE**

None.

Item 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market Information

Our common stock is listed on the New York Stock Exchange under the ticker symbol "J".

Shareholders

According to the records of our transfer agent, there were 2,097 shareholders of record as of November 10, 2025.

Dividend Policy

Our Board of Directors initiated a quarterly cash dividend program in fiscal 2017 under which we have paid, and intend to continue paying, regular quarterly dividends. The declaration, amount and timing of such dividends are subject to capital availability and determinations by our Board of Directors that cash dividends are in the best interest of our stockholders and are in compliance with all respective laws and applicable agreements. Our ability to pay dividends will depend upon, among other factors, our cash balances and potential future capital requirements for strategic transactions, including acquisitions, debt service requirements, results of operations, financial condition and other factors that our Board of Directors may deem relevant.

Share Repurchases

On January 25, 2023, the Company's Board of Directors authorized an incremental share repurchase program of up to $1.0 billion of the Company's common stock, which would expire on January 25, 2026 (the "2023 Repurchase Authorization"). By the end of the second fiscal quarter of 2025, the Company had repurchased the full amount of common stock authorized under the 2023 Repurchase Authorization.

On January 30, 2025, the Company's Board of Directors authorized an incremental share repurchase program of up to $1.5 billion of the Company's common stock, to expire on January 30, 2028 (the "2025 Repurchase Authorization"). At September 26, 2025, the Company had $1.22 billion remaining under the 2025 Repurchase Authorization

An aggregate summary of repurchases of the Company's common stock made during the fourth quarter of fiscal 2025:

Period	Total Number of Shares Purchased	Average Price Per Share (1)	Total Number of Shares Purchased under the 2025 Repurchase	Approximate Dollar Value of Shares that May Yet Be Purchased Under the 2025 Repurchase
June 28, 2025 - July 25, 2025	193,115	$136.04	193,115	$1,292,895,183
July 26, 2025 - August 22, 2025	219,595	$145.93	219,595	$1,260,850,768
August 23, 2025 - September 26,	283,819	$149.97	283,819	$1,218,285,330

(1) Includes commissions paid and excise tax due under the Inflation Reduction Act of 2022 and calculated at the average price per share.

Our share repurchase programs do not obligate the Company to purchase any shares. Share repurchases may be executed through various means including, without limitation, accelerated share repurchases, open market transactions, privately negotiated transactions, purchases pursuant to a Rule 10b5-1 plan or otherwise. The authorization for the share repurchase programs may be terminated, increased or decreased by the Company's Board of Directors in its discretion at any time. The timing, amount and manner of share repurchases may depend upon market conditions and economic circumstances, availability of investment opportunities, the availability and costs of financing, currency fluctuations, the market price of the Company's common stock, other uses of capital and other factors.

Unregistered Sales of Equity Securities

None.

Performance Graph

The following graph and table show the changes over the five-year period ended September 26, 2025 in the value of $100 as of the close of market on October 2, 2020 in (1) the common stock of Jacobs Solutions Inc., (2) the Standard & Poor's 500 Stock Index and (3) the Standard & Poor's 1500 IT Consulting & Other Services Index.

The values of each investment are based on share price appreciation, with reinvestment of all dividends, provided any were paid. The investments are assumed to have occurred at the beginning of the period presented. The stock performance included in this graph is not necessarily indicative of future stock price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Jacobs Solutions Inc., the S&P 500 Index
and the S&P Composite 1500 IT Consulting & Other Services Index

*$100 invested on 9/30/20 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

Copyright© 2025 Standard & Poor's, a division of S&P Global. All rights reserved.

	2020	2021	2022	2023	2024	2025
Jacobs Solutions Inc.	100.00	144.06	119.23	151.21	176.75	206.34
S&P 500	100.00	130.01	109.89	133.65	182.23	214.30
S&P 1500 IT Consulting & Other Services	100.00	135.56	110.48	131.00	172.95	163.37

Item 6. [Reserved]

Item 7. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Critical Accounting Policies and Estimates

In order to better understand the changes that occur to key elements of our financial condition, results of operations and cash flows, a reader of this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be aware of the critical accounting policies we apply in preparing our consolidated financial statements.

The consolidated financial statements contained in this report were prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and the financial statements of any business performing long-term professional services, engineering and construction-type contracts requires management to make certain estimates and judgments that affect both the entity's results of operations and the carrying values of its assets and liabilities. Although our significant accounting policies are described in Note 2- *Significant Accounting Policies* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K, the following discussion is intended to highlight and describe those accounting policies that are especially critical to the preparation of our consolidated financial statements.

Revenue Accounting for Contracts

The Company recognizes engineering, procurement, and construction contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC 606, *Revenue from Contracts with Customers*. Contracts that include engineering, procurement and construction services are generally accounted for as a single deliverable (a single performance obligation). In some instances, the Company's services associated with a construction activity are limited only to specific tasks such as customer support, consulting or supervisory services. In these instances, the services are typically identified as separate performance obligations.

The Company recognizes revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. Estimated contract costs include the Company's latest estimates using judgments with respect to labor hours and costs, materials, and subcontractor costs. The percentage-of-completion method (an input method) is the most representative depiction of the Company's performance because it directly measures the value of the services transferred to the customer. Subcontractor materials, labor and equipment and, in certain cases, customer-furnished materials and labor and equipment are included in revenue and cost of revenue when management believes that the company is acting as a principal rather than as an agent (e.g., the Company integrates the materials, labor and equipment into the deliverables promised to the customer or is otherwise primarily responsible for fulfillment and acceptability of the materials, labor and/or equipment). Under the typical payment terms of our engineering, procurement and construction contracts, amounts are billed as work progresses in accordance with agreed-upon contractual terms at periodic intervals (e.g., biweekly or monthly) and customer payments are typically due within 30 to 60 days of billing, depending on the contract.

For service contracts, the Company recognizes revenue over time using the cost-to-cost percentage-of-completion method. In some instances where the Company is standing ready to provide services, the Company recognizes revenue ratably over the service period. When the Company has operations and maintenance or secondment contracts that do not contain variable consideration or have significant timing differences between cash payment and performance, the practical expedient method is applied for revenue recognition. Under the typical payment terms of our service contracts, amounts are billed as work progresses in accordance with agreed-upon contractual terms, and customer payments are typically due within 30 to 60 days of billing, depending on the contract.

Direct cost of contracts include all costs incurred in connection with and directly for the benefit of client contracts, including depreciation and amortization relating to assets used in providing the services required by the related projects. The level of direct cost of contracts may fluctuate between reporting periods due to a variety of factors, including the amount of pass-through costs we incur during a period. On those projects where we are acting as principal for subcontract labor or third-party materials and equipment, we reflect the amounts of such items in both revenues and costs (and we refer to such costs as "pass-through costs").

Accounting for Pension Plans

The accounting for pension plans requires the use of assumptions and estimates in order to calculate periodic pension cost and the value of the plans' assets and liabilities. These assumptions include discount rates, investment returns, and projected salary increases, among others. The actuarial assumptions used in determining the funded status of the respective plans are provided in Note 13- *Pension and Other Post Retirement Benefit Plans* of the Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

The expected rates of return on plan assets ranged from 4.6% to 7.8% for fiscal 2025 and range from 4.0% to 8.2% for fiscal 2026. We believe the range of rates selected for fiscal 2026 reflects the long-term returns expected on the plans' assets, considering recent market conditions, projected rates of inflation, the diversification of the plans' assets, and the expected real rates of market returns. The discount rates used to compute plan liabilities ranged from 3.4% 7.0% in fiscal 2025 and range from 3.2% to 6.0% in fiscal 2026. These assumptions represent the Company's best estimate of the rates at which its pension obligations could be effectively settled.

Changes in the actuarial assumptions often have a material effect on the values assigned to plan assets and liabilities, and the associated pension expense. For example, if the discount rate used to value the net pension benefit obligation ("PBO") at September 26, 2025 was lower or higher by 1.0%, the PBO would have been higher or lower, respectively, at that date by approximately $139.1 million for non-U.S. plans, and by approximately $19.5 million for U.S. plans. If the expected return on plan assets was lower or higher by 1.0%, the net periodic pension cost for fiscal 2025 would be higher or lower, respectively, by approximately $13.1 million for non-U.S. plans, and by approximately $2.7 million for U.S. plans. Differences between actuarial assumptions and actual performance (i.e., actuarial gains and losses) that are not recognized as a component of net periodic pension cost in the period in which such differences arise are recorded to accumulated other comprehensive loss and are recognized as part of net periodic pension cost in future periods in accordance with U.S. GAAP. Management monitors trends in the marketplace within which our pension plans operate in an effort to assure the reasonableness of the actuarial assumptions used.

Redeemable Noncontrolling Interests

In connection with the PA Consulting investment in March 2021, the Company recorded redeemable noncontrolling interests, representing the interest holders' initial 35% equity interest in the form of preferred and common shares of PA Consulting. The preferred shares are entitled to a cumulative annual compounding 12% dividend based on the outstanding preferred share subscription price. These noncontrolling interest holders have certain option rights to put the preferred and common share interests back to the Company at a value based on the fair value of PA Consulting (the redemption values). The primary inputs and assumptions impacting the fair value of PA Consulting include projections of revenue and earnings before interest, taxes, depreciation and amortization and discount rates applied thereto. Additionally, the Company has an option to call the interests for certain individual shareholders in certain circumstances. Because the interests are redeemable at the option of the holders and not solely within the control of the Company, the Company has classified the interests in redeemable noncontrolling interests in the mezzanine section of its Consolidated Balance Sheet at their redemption values. The optional redemption features may become exercisable no earlier than five years from the March 2, 2021 closing date, or upon the occurrence of certain other events.

The Company has deemed these interests probable of becoming redeemable in the future and requiring their measurement at the greater of (i) the redemption amount that would be paid if settlement occurred at the balance sheet date, or (ii) the historical value resulting from the original acquisition date fair value plus the impact of any earnings or loss attribution amounts, including dividends. The fair value of the PA Consulting redeemable noncontrolling interest is determined using a combination of the income and market approaches. Under the income approach, fair value is determined by using the projected discounted cash flows of PA Consulting. Under the market approach, the fair value is determined by reference to guideline companies that are reasonably comparable to PA Consulting, with the fair value estimated based on those companies' valuation multiples of earnings before interest, taxes, depreciation and amortization.

Litigation, Investigations, and Insurance

In the normal course of business, we make contractual commitments, and on occasion we are a party in litigation or arbitration proceedings. The litigation in which we are involved primarily includes personal injury claims, professional liability claims, and breach of contract claims. We are also routinely subject to investigations and audits.

We maintain insurance coverage for most insurable aspects of our business and operations. Our insurance programs have varying coverage limits depending upon the type of insurance and include certain conditions and exclusions which insurance companies may raise in response to any claim that the Company brings. We have also elected to retain a portion of certain losses, claims and liabilities that occur through the use of various deductibles, limits, and retentions under our insurance programs and utilize a number of internal financing mechanisms for these self-insurance arrangements including the operation of certain captive insurance entities. As a result, we may be subject to a future liability for which we are only partially insured or completely uninsured. We intend to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of the contracts which the Company enters with its clients. Our insurers are also subject to business risk and, as a result, one or more of them may be unable to fulfill their insurance obligations due to insolvency or otherwise.

Our Consolidated Balance Sheets include amounts representing our probable estimated liability relating to such claims, litigation, audits, and investigations. Our estimates of probable liabilities require us to make assumptions related to potential losses regarding our determination of amounts considered probable and estimable.

The Company believes, after consultation with counsel, that such litigation, U.S. government contract-related audits, investigations and claims, and income tax audits and investigations should not have a material adverse effect on our consolidated financial statements, beyond amounts currently accrued.

JACOBS SOLUTIONS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
For the Fiscal Years Ended September 26, 2025, September 27, 2024 and September 29, 2023
(In thousands, except per share information)

	September 26, 2025	September 27, 2024	September 29, 2023
Revenues	$ 12,029,783	$ 11,500,941	$ 10,851,420
Direct cost of contracts	(9,044,849)	(8,668,185)	(8,140,560)
Gross profit	2,984,934	2,832,756	2,710,860
Selling, general and administrative expenses	(2,121,300)	(2,140,320)	(2,034,376)
Operating Profit	863,634	692,436	676,484
Other Income (Expense):			
Interest income	35,804	34,454	24,975
Interest expense	(145,788)	(169,058)	(168,085)
Loss on extinguishment of debt	(20,510)	—	—
Miscellaneous (expense) income, net	(189,663)	219,454	(12,399)
Total other (expense) income, net	(320,157)	84,850	(155,509)
Earnings from Continuing Operations Before Taxes	543,477	777,286	520,975
Income Tax Expense for Continuing Operations	(215,555)	(131,493)	(101,336)
Net Earnings of the Group from Continuing Operations	327,922	645,793	419,639
Net (Loss) Earnings of the Group from Discontinued Operations, net of tax	(23,966)	206,850	300,017
Net Earnings of the Group	303,956	852,643	719,656
Net Earnings Attributable to Noncontrolling Interests from Continuing Operations	(3,443)	(17,990)	(18,900)
Net Earnings Attributable to Redeemable Noncontrolling Interests	(11,177)	(14,999)	(21,614)
Net Earnings Attributable to Jacobs from Continuing Operations	313,302	612,804	379,125
Net Earnings Attributable to Noncontrolling Interests from Discontinued Operations	—	(13,561)	(13,365)
Net (Loss) Earnings Attributable to Jacobs from Discontinued Operations	(23,966)	193,289	286,652
Net Earnings Attributable to Jacobs	$ 289,336	$ 806,093	$ 665,777
Net Earnings Per Share:			
Basic Net Earnings from Continuing Operations Per Share	$ 2.59	$ 4.81	$ 3.06
Basic Net (Loss) Earnings from Discontinued Operations Per Share	$ (0.20)	$ 1.54	$ 2.26
Basic Earnings Per Share	$ 2.39	$ 6.35	$ 5.32
Diluted Net Earnings from Continuing Operations Per Share	$ 2.58	$ 4.79	$ 3.05
Diluted Net (Loss) Earnings from Discontinued Operations Per Share	$ (0.20)	$ 1.54	$ 2.25
Diluted Earnings Per Share	$ 2.38	$ 6.32	$ 5.30

Note: Earnings per share amounts may not add due to rounding.

2025 Overview

Net earnings attributable to the Company from continuing operations for fiscal 2025 were $313.3 million (or $2.58 per diluted share), a decrease of $299.5 million, or 48.9%, from $612.8 million (or $4.79 per diluted share) for the prior year. Our reported net earnings for the current year were favorably impacted by higher gross profit of $152.2 million compared to the prior year, primarily driven by stronger performance in our Infrastructure & Advanced Facilities ("I&AF") operating segment, specifically in the Advanced Facilities, Europe and Asia, Pacific and Middle East ("APME") businesses, as well as growth in our PA Consulting operating segment, as discussed below in the *Segment Financial Information* section. While current year results reflected higher year-over-year underlying gross profit, the Company's results from continuing operations for fiscal 2025 were unfavorably impacted by an increase in miscellaneous expense of $409.1 million primarily as a result of $227.3 million in mark-to-market losses relating to our investment in Amentum stock in connection with the Separation Transaction compared to $186.9 million in gains relating to the same investment in the prior year. Fiscal 2025 comparative results were also unfavorably impacted by a prior year realized gain of $35.2 million from settlement of interest rate swaps in fiscal 2024 and $20.5 million in discounts and expenses recorded to Loss on extinguishment of debt associated with our Equity-for-Debt Transaction on March 13, 2025, where the Company exchanged shares of our investment in Amentum Holdings, Inc. for a principal amount of term loans under the 2021 Term Loan Facility, which term loans were immediately extinguished (see Note 9- *Borrowings* and Note 14- *Discontinued Operations*). These unfavorable impacts were partly offset by an increase in TSA-related income and a decrease in interest expense included in miscellaneous expense as well as a decrease in pre-tax Restructuring and other charges and transaction costs of $104.6 million reported in Selling, general & administrative ("SG&A") expenses compared to the fiscal 2024 period, primarily associated with the Separation Transaction (mainly professional services and employee separation costs), which are discussed in Note 16- *Restructuring and Other Charges*.

Income taxes were higher in the current year by $84.1 million primarily due to $51.2 million in tax expense from higher year-over-year pre-tax book income after excluding the permanent book-tax difference for the mark-to-market and other related transactions associated with our investment in Amentum stock. Further, our income tax expense was unfavorably impacted by a prior year discrete income tax benefit of $61.6 million related to the election to treat an Australian subsidiary as a corporation versus a partnership for U.S. tax purposes, which resulted in the derecognition of a deferred tax liability in fiscal year 2024. The overall higher income tax expense was partially offset by a return-to-provision income tax benefit of $16.2 million mainly attributable to additional research and development credits claimed on the U.S. federal tax return.

Net (loss) earnings attributable to Jacobs from discontinued operations for fiscal 2025 were $(24.0) million (or $(0.20) per diluted share), a decrease of $217.3 million, or 112.4%, from $193.3 million (or $1.54 per diluted share) compared to the prior year. The change year-over-year was primarily driven by prior year operating results of the SpinCo Business which were divested on September 27, 2024 and therefore are no longer in Company's financial results in fiscal year 2025. In addition, the Company has accrued approximately $(30.8) million during the year ended September 26, 2025 as an indemnity reserve in respect of an ongoing non-U.S. tax matter related to an entity that was part of the separated SpinCo Business as described in Note 14- *Discontinued Operations.*

Backlog at September 26, 2025 was $23.1 billion, up $1.2 billion, from $21.8 billion in the prior year. New prospects and new sales remain strong, and the Company continues to have a positive outlook for many of the industry groups and sectors in which our clients operate.

Results of Operations

Fiscal 2025 Compared to Fiscal 2024

Revenues for the year ended September 26, 2025 were $12.03 billion, an increase of $0.53 billion, or 4.6%, from $11.50 billion for the prior year. The increase in revenues was mainly driven by the Company's I&AF business, as well as year over year revenue growth in our PA Consulting business. The I&AF segment benefited primarily from stronger performance in its Advanced Facilities and APME business operations. Our revenues for fiscal 2025 were favorably impacted by foreign currency translation of $62.4 million in our international businesses, as compared to $77.0 million in the last fiscal year.

Gross profit for the year ended September 26, 2025 was $2.98 billion, an increase of $152.2 million, or 5.4%, from $2.83 billion for the prior year, with gross profit margins of 24.8% and 24.6% for the respective periods. The Company's increase in gross profit was mainly attributable to higher revenues as mentioned above, with favorable margin impacts from year over year project mix.

See **Segment Financial Information** discussion for further information on the Company's results of operations at the operating segment level.

Selling, general & administrative expenses for the year ended September 26, 2025 were $2.12 billion, a decrease of $19.0 million, or 0.9%, from $2.14 billion for the prior year. SG&A expenses were impacted by a decrease of $104.6 million in Restructuring and other charges associated with the Separation Transaction, mainly comprised of professional services, compared to the prior year. This was partially offset by an increase in incentives of $36.5 million, primarily related to PA consulting, expenses associated with the TSA with Amentum of $26.0 million, an increase of $9.9 million in expenses associated with IT related software licensing and other costs, as well as year-over-year increases in other personnel costs and other department spend for the fiscal year 2025. Lastly, SG&A expenses were impacted by unfavorable foreign exchange impacts of $10.8 million for the year ended September 26, 2025 as compared to $2.1 million in fiscal 2024.

Net interest expense for the year ended September 26, 2025 was $110.0 million, a decrease of $24.6 million from $134.6 million for the prior year. The decrease in net interest expense for the fiscal year 2025 was primarily due to a decrease in interest expense driven by lower outstanding debt balances throughout the fiscal year, as proceeds associated with the Separation Transaction were used for the repayment of debt at the end fiscal 2024 as well as in the current year.

Loss on extinguishment of debt was $20.5 million in fiscal 2025, which includes discounts and expenses associated with the Equity-for-Debt Transaction executed on March 13, 2025, where the Company exchanged shares of our investment in Amentum Holdings, Inc. for a principal amount of term loans under the 2021 Term Loan Facility, which term loans were immediately extinguished. See Note 9- *Borrowings* and Note 14- *Discontinued Operations*.

Miscellaneous (expense) income, net for the year ended September 26, 2025 was expense of $(189.7) million, an increase of $409.1 million compared to income of $219.5 million in the prior year. The increase in expense from fiscal 2024 was primarily due to $(227.3) million in mark-to-market losses associated with our investment in Amentum stock in connection with the Separation Transaction as compared to $186.9 million in gains relating to the same investment in the prior year and a prior year $35.2 million realized gain on interest rate swaps settled during the fourth quarter of fiscal 2024. These unfavorable items were partially offset by $40.5 million in TSA-related income associated with the Separation Transaction as discussed in Note 14- *Discontinued Operations*.

Net (loss) earnings attributable to Jacobs from discontinued operations for fiscal 2025 were $(24.0) million (or $(0.20) per diluted share), a decrease of $217.3 million, or 112.4%, from $193.3 million (or $1.54 per diluted share) in the prior year, primarily driven by prior year operating results of the SpinCo Business which were divested on September 27, 2024 and therefore are no longer in Company's financial results in fiscal year 2025. See Note 14- *Discontinued Operations*.

Net earnings attributable to noncontrolling interests from continuing operations for the year ended September 26, 2025 were $3.4 million, as compared to $18.0 million for the corresponding period last year. The change in noncontrolling interest for fiscal year 2025 primarily resulted from the impact of an unfavorable interim ruling against a consolidated joint venture in which the Company holds a 50% interest, in connection with a long running project, upon which the Company recorded a reserve against related accounts receivable (the "Consolidated JV Matter") during the second fiscal quarter of 2025.

Net earnings attributable to redeemable noncontrolling interests for the year ended September 26, 2025 were $11.2 million, compared to $15.0 million in the corresponding prior period. The year over year changes were primarily due to an increase in the Company's noncontrolling share of expense associated with equity-based incentive grants as discussed in Note 15- *PA Consulting Redeemable Noncontrolling Interests,* partly offset by favorable underlying net earnings results in our PA Consulting investment compared to the prior year period.

Fiscal 2024 Compared to Fiscal 2023

Revenues for the year ended September 27, 2024 were $11.50 billion, an increase of $0.65 billion, or 6.0%, from $10.85 billion from fiscal 2023. The increase in revenues was due mainly to improved performance in our I&AF business, as well as higher revenues year over year in our PA Consulting business. The I&AF segment benefited primarily from stronger performance in its Advanced Facilities and international business operations. Our revenues for fiscal 2024 were favorably impacted by foreign currency translation of $77.0 million in our international businesses, as compared to an unfavorable impact of $175.3 million for the corresponding period last fiscal year.

Gross profit for the year ended September 27, 2024 was $2.83 billion, up $121.9 million, or 4.5%, from $2.71 billion for fiscal 2023. The Company's increase in gross profit was mainly attributable to higher revenues as mentioned above, with slight margin impacts from year over year mix and personnel cost impacts. Our gross profit margins were approximately 24.6% and 25.0% for the years ended September 27, 2024 and September 29, 2023, respectively. Overall project mix impacts in our portfolios, personnel costs and utilization trends primarily in PA Consulting had mostly offsetting impacts on our overall margin trends year over year.

See **Segment Financial Information** discussion for further information on the Company's results of operations at the operating segment level.

Selling, general & administrative expenses for the year ended September 27, 2024 were $2.14 billion, an increase of $105.9 million, or 5.2%, from $2.03 billion for fiscal 2023. Fiscal 2024 results were impacted by Restructuring and other charges of $163.4 million in separation activities (mainly professional services and employee separation costs) relating to the Separation Transaction in comparison to prior period costs of $61.1 million. Further our SG&A expenses were impacted by slight increases in other department spend and personnel costs. Lastly, SG&A expenses were impacted by unfavorable foreign exchange impacts of $2.1 million for the year ended September 27, 2024 as compared to favorable impacts of $58.9 million for fiscal 2023.

Net interest expense for the year ended September 27, 2024 was $134.6 million, a decrease of $8.5 million from $143.1 million for fiscal 2023. The decrease in net interest expense for the fiscal year 2024 was due primarily to the Company's higher levels of cash and lower overall levels of outstanding debt compared to the last fiscal year.

Miscellaneous income (expense), net for the year ended September 27, 2024 was income of $219.5 million, favorable by $231.9 million as compared to $(12.4) million for the prior period. The increase in income from fiscal 2023 was due primarily to $186.9 million in mark-to-market gains associated with our investment in Amentum stock in connection with the Separation Transaction and a $35.2 million realized gain on interest rate swaps settled during the fourth quarter of fiscal 2024.

Net earnings attributable to Jacobs from discontinued operations for fiscal 2024 were $193.3 million (or $1.54 per diluted share), a decrease of $93.4 million, or 32.6%, from $286.7 million (or $2.25 per diluted share) for the corresponding prior year period. Included in the current year results from discontinued operations is $98.3 million in costs related to the Separation Transaction and approximately $18 million in pre-tax non-cash charges associated with one-time inventory write downs.

Net earnings attributable to noncontrolling interests including redeemable noncontrolling interests for the year ended September 27, 2024 of $33.0 million and $40.5 million for the corresponding period last year. The year over year changes were primarily due to lower net earnings results in our PA Consulting investment compared to the prior year periods.

The following table reconciles total income tax expense on continuing operations using the statutory U.S. federal income tax rate to the consolidated income tax expense on continuing operations shown in the accompanying Consolidated Statements of Earnings for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 (dollars in thousands):

	For the Years Ended					
	September 26, 2025	%	September 27, 2024	%	September 29, 2023	%
Statutory amount	$ 114,130	21.0 %	$ 163,230	21.0 %	$ 109,405	21.0 %
State taxes, net of the federal benefit	15,852	2.9 %	21,615	2.8 %	13,938	2.7 %
Exclusion of tax on non-controlling interests	(880)	(0.2)%	(5,230)	(0.7)%	(5,461)	(1.0)%
Foreign:						
Difference in tax rates of foreign operations	11,458	2.1 %	17,891	2.3 %	4,583	0.9 %
Expense/(Benefit) from foreign valuation allowance change	415	0.1 %	(27,780)	(3.6)%	(1,305)	(0.3)%
U.S. tax cost of foreign operations	76,014	14.0 %	72,887	9.4 %	68,662	13.2 %
Derecognition of deferred tax liabilities related to investment in Australian partnership	—	— %	(61,614)	(7.9)%	—	— %
Other Includable Income	1,344	0.2 %	25,952	3.3 %	—	— %
Tax differential on foreign earnings	89,231	16.4 %	27,336	3.5 %	71,940	13.8 %
Foreign tax credits	(48,885)	(9.0)%	(33,402)	(4.3)%	(36,180)	(6.9)%
Tax Rate Change	98	— %	(147)	— %	(9,913)	(1.9)%
Valuation allowance	988	0.2 %	12,339	1.6 %	(7,169)	(1.4)%
Uncertain tax positions	11,153	2.1 %	(1,153)	(0.1)%	(38,844)	(7.5)%
Other items:						
Disallowed officer compensation	5,157	0.9 %	5,394	0.7 %	7,081	1.4 %
Research and Development Credit	(35,637)	(6.6)%	(17,110)	(2.2)%	(2,133)	(0.4)%
Non-Deductible Incentive Compensation	18,376	3.4 %	3,296	0.4 %	162	— %
Transaction Costs	675	0.1 %	8,500	1.1 %	4	— %
Non-taxable mark-to-market Adjustment for Amentum investment	51,989	9.6 %	(39,255)	(5.1)%	—	— %
Other items – net	(6,692)	(1.2)%	(13,920)	(1.8)%	(1,494)	(0.3)%
Total other items	33,868	6.2 %	(53,095)	(6.8)%	3,620	0.7 %
Income taxes from continuing operations	$ 215,555	39.7 %	$ 131,493	16.9 %	$ 101,336	19.5 %

Note: Certain amounts have been reclassified to conform to the current year presentation.

Restructuring and Other Charges

During fiscal 2023, the Company implemented restructuring initiatives relating to the Separation Transaction. The Company incurred approximately $28.2 million, $42.0 million and $17.5 million in the years ended September 26, 2025, September 27, 2024 and September 29, 2023, respectively, in pre-tax cash charges in connection with these initiatives. These actions, which are expected to be substantially completed before the end of calendar year 2025, are expected to result in estimated gross annualized pre-tax cash savings of approximately $165 million to $200 million. We will likely incur additional charges under this program through calendar year 2025, which are expected to result in additional savings in future periods.

During third quarter fiscal 2023, the Company approved a plan to improve business processes and cost structures of our PA Consulting investment by reorganizing senior management and reducing headcount. In connection with these initiatives, which are substantially completed, the Company incurred approximately $1.9 million, $6.4 million and $14.3 million in the years ended September 26, 2025, September 27, 2024 and September 29, 2023, respectively, in pre-tax cash charges. These activities are expected to result in estimated gross annualized pre-tax cash savings of approximately $50 million to $65 million.

Refer to Note 16– *Restructuring and Other Charges* for further information regarding restructuring and integration initiatives.

Segment Financial Information

The following tables present total revenues, direct cost of contracts, selling, general and administrative expenses and segment operating profit from continuing operations for each reportable segment (in thousands) and includes a reconciliation of segment operating profit to total U.S. GAAP operating profit by including certain corporate-level expenses, Restructuring and other charges (as defined in Note 16- *Restructuring and Other Charges*) and transaction and integration costs (in thousands) for the years ended:

| | September 26, 2025 | | |
	Infrastructure & Advanced Facilities	PA Consulting	Total
Revenues from External Customers [1]	$ 10,764,206	$ 1,265,577	$ 12,029,783
Direct cost of contracts	(8,228,935)	(815,914)	(9,044,849)
Selling, general and administrative expenses	(1,631,723)	(171,164)	(1,802,887)
Segment Operating Profit [1]	$ 903,548	$ 278,499	$ 1,182,047
Restructuring, Transaction and Other Charges [2]			(162,896)
Amortization of Intangible Assets			(155,517)
Total U.S. GAAP Operating Profit			$ 863,634
Total Other (Expense) Income, net [3]			(320,157)
Earnings from Continuing Operations Before Taxes			$ 543,477

(1)   I&AF revenue and operating profit for the year ended September 26, 2025 were impacted by a reserve in connection with an unfavorable interim ruling against a consolidated joint venture in which the Company holds a 50% interest (the "Consolidated JV Matter"), with the noncontrolling partner's share included in noncontrolling interests in the Consolidated Statements of Earnings for the respective period.

(2)   The year ended September 26, 2025 included $58.8 million in restructuring and other charges related to the Separation Transaction (primarily professional services and employee separation costs), as well as $75.3 million in charges for certain subsidiary level compensation based agreements. The year ended September 26, 2025 included approximately $26.0 million in charges associated with the Company's TSA with Amentum.

(3)   The year ended September 26, 2025 included $227.3 million in mark-to-market losses and other related charges associated with our investment in Amentum stock in connection with the Separation Transaction, as well as $40.5 million in income associated with the Company's TSA with Amentum (see Note 14- *Discontinued Operations*). The year ended September 26, 2025 included $20.5 million in discounts and expenses associated with the Equity-for-Debt Transaction (see Note 9- *Borrowings* and Note 14- *Discontinued Operations*).

	September 27, 2024		
	Infrastructure & Advanced Facilities	PA Consulting	Total
Revenues from External Customers	$ 10,323,255	$ 1,177,686	$ 11,500,941
Direct cost of contracts	(7,915,256)	(752,929)	(8,668,185)
Selling, general and administrative expenses	(1,609,624)	(185,507)	(1,795,131)
Segment Operating Profit	$ 798,375	$ 239,250	$ 1,037,625
Restructuring, Transaction and Other Charges [1]			(192,522)
Amortization of Intangible Assets			(152,667)
Total U.S. GAAP Operating Profit		$	692,436
Total Other (Expense) Income, net [2]			84,850
Earnings from Continuing Operations Before Taxes		$	777,286

(1)   The year ended September 27, 2024 included $163.4 million in restructuring and other charges related to the Separation Transaction (primarily professional services and employee separation costs) and $6.4 million in restructuring and other charges related to the Company's investment in PA Consulting (primarily employee separation costs), as well as certain subsidiary level compensation based agreements.

(2)   The year ended September 27, 2024 included $186.9 million in mark-to-market gains associated with our investment in Amentum stock in connection with the Separation Transaction and a $35.2 million realized gain on interest rate swaps settled during the fourth quarter of fiscal 2024.

	September 29, 2023		
	Infrastructure & Advanced Facilities	PA Consulting	Total
Revenues from External Customers	$ 9,693,276	$ 1,158,144	$ 10,851,420
Direct cost of contracts	(7,395,838)	(744,722)	(8,140,560)
Selling, general and administrative expenses [1]	(1,563,836)	(176,419)	(1,740,255)
Segment Operating Profit	$ 733,602	$ 237,003	$ 970,605
Restructuring, Transaction and Other Charges [2]			(146,891)
Amortization of Intangible Assets			(147,230)
Total U.S. GAAP Operating Profit		$	676,484
Total Other (Expense) Income, net			(155,509)
Earnings from Continuing Operations Before Taxes		$	520,975

(1)   In fiscal 2023, I&AF SG&A included approximately $15.0 million in net favorable impacts from cost reductions compared to the prior year period, which were associated mainly with net favorable impacts during first quarter from changes in employee benefit programs of $41.0 million offset by approximately $26.0 million in higher spend in company technology platforms and other personnel and corporate cost increases.

(2)   The year ended September 29, 2023 included $61.1 million in restructuring and other charges related to the Separation Transaction (primarily professional services and employee separation costs) and $14.3 million, in restructuring and other charges related to the Company's investment in PA Consulting (primarily employee separation costs), as well as certain subsidiary level compensation based agreements. Additionally, in fiscal year 2023, there were $46.7 million in charges associated mainly with real estate impairments.

In evaluating the Company's performance by operating segment, the chief operating decision maker ("CODM") reviews various metrics and statistical data for Infrastructure & Advanced Facilities and PA Consulting. For more information, please refer to Note 19- *Segment Information*. In addition, the Company attributes each segment's specific incentive compensation plan costs to the segments. The methods for recognizing revenue, incentive fees, project losses and change orders are consistent among the segments.

Infrastructure & Advanced Facilities

| | For the Years Ended | | |
	September 26, 2025	September 27, 2024	September 29, 2023
Revenue	$ 10,764,206	$ 10,323,255	$ 9,693,276
Operating Profit	$ 903,548	$ 798,375	$ 733,602

Fiscal 2025 vs. 2024

Revenues for the Infrastructure & Advanced Facilities ("I&AF") segment for the year ended September 26, 2025 were $10.76 billion, up $0.44 billion, or 4.3%, from $10.32 billion for the prior year. The increase in revenues for the year ended September 26, 2025 was driven primarily from stronger performance in its Advanced Facilities and APME business operations. This was partly offset by a reserve recorded in second quarter fiscal 2025 associated with an unfavorable interim ruling against a consolidated joint venture in which the Company holds a 50% interest, with the noncontrolling partner's share included in noncontrolling interests in the Company's Consolidated Statements of Earnings for the year ended September 26, 2025. Foreign currency translation had a favorable impact of $24.4 million on our international business for the year ended September 26, 2025, compared to $37.5 million in favorable impacts in the prior year.

Operating profit for the I&AF segment for the year ended September 26, 2025 was $903.5 million, an increase of $105.2 million, or 13.2%, from $798.4 million for the comparative period in fiscal 2024. Higher operating profit for the year ended September 26, 2025 was a result of higher year over year segment revenues mentioned above, along with increased margin quality associated with favorable impacts from project mix. Higher operating profit for the year ended September 26, 2025 compared to prior year was partially offset by a reserve recorded in second quarter fiscal 2025 associated with an unfavorable interim ruling against a consolidated joint venture in which the Company holds a 50% interest, with the noncontrolling partner's share included in noncontrolling interests in the Company's Consolidated Statements of Earnings for the year ended September 26, 2025. Impacts on operating profit from favorable foreign currency translation were approximately $3.1 million for the year ended September 26, 2025, compared to $11.5 million in favorable impacts in the prior year.

Fiscal 2024 vs. 2023

Revenues for the I&AF segment for the year ended September 27, 2024 were $10.32 billion, up $0.63 billion, or 6.5%, from $9.69 billion for the prior year. The increase in revenue was broad based across most I&AF businesses, particularly due to stronger performance in its Advanced Facilities and Europe business operations as compared to the prior year period. Foreign currency translation had a favorable impact of $37.5 million on our international business for the year ended September 27, 2024, compared to $124.2 million in unfavorable impacts in fiscal 2023.

Operating profit for the I&AF segment for the year ended September 27, 2024 was $798.4 million, an increase of $64.8 million, or 8.8%, from $733.6 million for fiscal 2023. The year-over-year increase in operating profit was driven primarily by the revenue growth mentioned above with an unfavorable comparative impact of a one-time net favorable $41 million relating mainly to changes in employee benefits programs during first quarter 2023, partly offset by year over year favorable department spending. Impacts on operating profit from favorable foreign currency translation were approximately $11.5 million for the year ended September 27, 2024, compared to $4.3 million in unfavorable impacts in the prior year.

PA Consulting

	For the Years Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Revenue	$ 1,265,577	$ 1,177,686	$ 1,158,144
Operating Profit	$ 278,499	$ 239,250	$ 237,003

Fiscal 2025 vs. 2024

Revenues for the PA Consulting segment for the year ended September 26, 2025 were $1.27 billion, up $87.9 million, or 7.5%, from $1.18 billion for the prior year. The increase in revenue was due primarily to growth in PA Consulting's public services businesses (through the defence and security, public services and health and life sciences sectors). Foreign currency translation had a $38.1 million favorable impact on revenues in our international businesses for the year ended September 26, 2025, compared to a favorable impact of $39.5 million for the prior year.

Operating profit for the segment for the year ended September 26, 2025 was $278.5 million, an increase of $39.2 million, or 16.4%, from $239.3 million, for the prior year. The year over year increases were mainly attributable to improved revenues as mentioned above, combined with favorable impacts from reduced costs.

Fiscal 2024 vs. 2023

Revenues for the PA Consulting segment for the year ended September 27, 2024 were $1.18 billion, up $19.5 million, or 1.7%, from $1.16 billion for fiscal 2023. The increase in revenue was due primarily to growth in PA Consulting's public services businesses. Foreign currency translation had a $39.5 million favorable impact on revenues in our international businesses for the year ended September 27, 2024, compared to an unfavorable impact of $51.1 million for fiscal 2023.

Operating profit for the segment for the year ended September 27, 2024 was $239.3 million, an increase of $2.2 million, or 0.9%, from $237.0 million, for fiscal 2023. Operating profit trends showed consistent levels year over year overall.

Backlog Information

Backlog represents revenue we expect to realize in the future for work to be completed by our consolidated subsidiaries and our proportionate share of work to be performed by unconsolidated joint ventures. Because of variations in the nature, size, expected duration, funding commitments, and the scope of services required by our contracts, the amount and timing of when backlog will be recognized as revenues includes significant estimates and can vary greatly between individual contracts.

Consistent with industry practice, substantially all of our contracts are subject to cancellation or termination at the option of the client, including our U.S. government work. While management uses all information available to determine backlog, at any given time our backlog is subject to changes in the scope of services to be provided as well as increases or decreases in costs relating to the contracts included therein. Backlog is not necessarily an indicator of future revenues.

Because certain contracts (e.g., contracts relating to large Engineering, Procurement & Construction projects as well as national government programs) can cause large increases to backlog in the fiscal period in which we recognize the award, and because many of our contracts require us to provide services that span over several fiscal quarters (and sometimes over fiscal years), we have presented our backlog on a year-over-year basis, rather than on a sequential, quarter-over-quarter basis.

Please refer to Item 1A- *Risk Factors*, above, for a discussion of other factors that may cause backlog to ultimately convert into revenues at different amounts.

The following table summarizes our backlog for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 (in millions):

	September 26, 2025	September 27, 2024	September 29, 2023
Infrastructure & Advanced Facilities	$ 22,649	$ 21,472	$ 17,526
PA Consulting	415	378	311
Total	$ 23,064	$ 21,850	$ 17,837

The increase in backlog in Infrastructure & Advanced Facilities in the year ended September 26, 2025 was predominantly driven by growth across Water, Environmental, Energy and Cities & Places end markets.

The increase in backlog in PA Consulting was primarily driven by organic year-over-year growth of the business including securing larger programs of work.

Backlog relating to work to be performed either directly or indirectly for the U.S. federal government and its agencies totaled approximately $2.2 billion (or 9.5% of total backlog), $2.4 billion (or 11.1% of total backlog) and $2.6 billion (or 14.7% of total backlog) at September 26, 2025, September 27, 2024 and September 29, 2023, respectively. Most of our federal government contracts require that services be provided beyond one year. In general, these contracts must be funded annually (i.e., the amounts to be spent under the contract must be appropriated by the U.S. Congress to the procuring agency, and then the agency must allot these sums to the specific contracts).

We estimate that approximately $6.77 billion, or 29.3%, of total backlog at September 26, 2025 will be realized as revenues within the next fiscal year.

Consolidated backlog differs from the Company's remaining performance obligations as defined by ASC 606 primarily because of contract change orders or new wins not yet processed and our national government contracts where our policy is to generally include in backlog the contract award, whether funded or unfunded excluding certain option periods while our remaining performance obligations represent a measure of the total dollar value of work to be performed on contracts awarded and in progress. Additionally, the Company does not include our proportionate share of backlog related to unconsolidated joint ventures in our remaining performance obligations.

Liquidity and Capital Resources

At September 26, 2025, our principal sources of liquidity consisted of $1.24 billion in cash and cash equivalents and $1.85 billion of available borrowing capacity under our $2.25 billion revolving credit agreement (the "Revolving Credit Facility"). See Note 9- *Borrowings* for more information. We finance much of our operations and growth through cash generated by our operations.

Cash and cash equivalents at September 26, 2025 were $1.24 billion, representing an increase of $90.7 million from $1.14 billion at September 27, 2024, the reasons for which are described below. The following table presents selected consolidated cash flow information of the Company for the respective periods shown (including discontinued operations of our separated SpinCo Business, see Note 14- *Discontinued Operations* for more information):

(In thousands)	September 26, 2025	September 27, 2024
Net cash provided by operating activities	$ 686,704	$ 1,054,673
Cash Flows from Investing Activities:		
Additions to property and equipment	(79,232)	(121,114)
Disposals of property and equipment and other assets	2,332	6,187
Capital contributions to equity investees, net of return of capital distributions	1,609	1,737
Acquisitions of businesses, net of cash acquired	—	(14,000)
Net cash used for investing activities	(75,291)	(127,190)
Cash Flows from Financing Activities:		
Proceeds from long-term borrowings	2,458,201	4,606,697
Repayments of long-term borrowings	(1,471,800)	(3,370,355)
Proceeds from short-term borrowings	—	5,345
Repayments of short-term borrowings	(656,981)	(866,761)
Debt issuance costs	(92)	(34,331)
Proceeds from issuances of common stock	34,712	47,503
Common stock repurchases	(754,130)	(402,668)
Taxes paid on vested restricted stock	(27,450)	(41,720)
Cash dividends to shareholders	(153,027)	(142,779)
Net dividends associated with noncontrolling interests	(14,205)	(21,678)
Repurchase of redeemable noncontrolling interests	(10,449)	(55,344)
Proceeds from issuances of redeemable noncontrolling interests	—	19,761
Cash impact from distribution of SpinCo Business	70,000	(495,307)
Net cash used for financing activities	(525,221)	(751,637)
Effect of Exchange Rate Changes	3,693	41,640
Net Increase (Decrease) in Cash and Cash Equivalents and Restricted Cash	89,885	217,486
Cash and Cash Equivalents, including Restricted Cash, at the Beginning of the Period	1,146,931	929,445
Cash and Cash Equivalents, including Restricted Cash, at the End of the Period	$ 1,236,816	$ 1,146,931

Our net cash flow provided by operations of $686.7 million during fiscal 2025 was unfavorable by $368.0 million in comparison to the cash flow provided by operations of $1.05 billion for the corresponding prior year (which included discontinued operations of the separated SpinCo Business). On a continuing operations basis, our cash from operations was unfavorable by $139.0 million, with this decline largely due to higher uses of cash for net working capital, namely accounts receivables, as well as a year-over-year increase in cash income tax payments, offset by an improvement in accounts payable timing, lower year-over-year cash payments related to restructuring and other charges and a year-over-year improvement in net earnings from continuing operations after adjustments to reconcile net earnings from continuing operations to net cash flows provided by operations.

Our net cash used for investing activities for fiscal 2025 was $75.3 million, compared to $127.2 million in the prior year, with this change due primarily to a decrease in property and equipment spend in the current year and no current year acquisitions.

Our net cash used for financing activities for the fiscal year ended September 26, 2025 of $525.2 million resulted mainly from $754.1 million in share repurchases and $153.0 million in cash dividends to shareholders. This was offset by $329.4 million in net proceeds from borrowings, and the receipt of $70.0 million associated with the final settlement of the post-closing working capital adjustment from the distribution of the SpinCo Business; see Note 14- *Discontinued Operations* for more details. Cash used for financing activities in the prior year was $751.6 million primarily due to a $495.3 million direct decrease in reported cash on hand as a result of our prior year SpinCo Business deconsolidation, $402.7 million of cash used for share repurchases and $142.8 million in dividends to shareholders. These uses of cash were offset by $374.9 million in net proceeds from borrowings.

At September 26, 2025, the Company had approximately $237.5 million in cash and cash equivalents held in the U.S. and $997.9 million held outside of the U.S. (primarily in the U.K., the Eurozone, Australia, India, Canada, and the Middle East region), which is used primarily for funding operations in those regions. Other than the tax cost of repatriating funds to the U.S. (see Note 7- *Income Taxes* of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K), there are no material impediments to repatriating these funds to the U.S.

The Company had $217.0 million in letters of credit outstanding at September 26, 2025. Of this amount, $0.3 million was issued under the Revolving Credit Facility and $216.7 million was issued under separate, committed and uncommitted letter-of-credit facilities.

On March 27, 2025, the Company, as guarantor, and JEGI, as borrower, entered into a term loan agreement (the "2025 Term Loan Facility") with Bank of America, N.A., as administrative agent and sole lead arranger, and the lenders party thereto. Under the 2025 Term Loan Facility, JEGI borrowed a $200.0 million term loan and £410.0 million term loan for a term of two-years from the date of initial funding, maturing on March 26, 2027. The proceeds from the 2025 Term Loan Facility were used to repay the outstanding 2021 Term Loan Facility principal equal to $120.0 million and £410.2 million, or $531.6 million, and was otherwise used for general corporate purposes. See Note 9- *Borrowings*.

Long-term debt as of September 26, 2025 increased by $887.9 million compared to September 27, 2024 primarily due to the Company entering into the 2025 Term Loan Facility for a combined amount of $750.3 million (see Note 9- *Borrowings*), and an increased draw on the revolving credit facility of $255.0 million to fund share buybacks and dividends, partly offset by the termination of the 2021 Term Loan - USD portion.

Short-term debt as of September 26, 2025 decreased by $875.8 million compared to September 27, 2024 primarily due to the Equity-for-Debt Transaction, pursuant to which the company extinguished $311.5 million under the GBP 2021 Term Loan, in exchange for its approximately 19.5 million shares in Amentum, and the entry to the 2025 Term Loan Facility, the proceeds of which were used to extinguish the remaining $531.6 million under the GBP 2021 term loan contract. For more information please refer to Note- 9 *Borrowings* and Note 14- *Discontinued Operations* for additional details.

In connection with the Separation Transaction, during the fourth quarter of fiscal year 2024, Jacobs received a cash payment of approximately $911 million from SpinCo which was subsequently used for the repayment of debt, which was inclusive of the outstanding short term 2020 Term Loan Facility totaling $834.9 million.

In connection with the Post-Closing Additional Merger Consideration relating to the Separation Transaction, the Company became entitled to receive approximately 7.3 million Amentum shares from the 9.7 million shares held in escrow. On April 30, 2025, the Jacobs' Board of Directors determined to distribute the 7.3 million shares of Amentum's stock and declared an in kind dividend payable to Jacobs' shareholders of record as of May 16, 2025 which was distributed on a pro rata basis on May 30, 2025. Please refer to Note 14- *Discontinued Operations* for additional details.

On April 10, 2025, the Company collected $70.0 million in receivables related to the final settlement of the post-closing working capital adjustment from the distribution of the SpinCo Business. The cash was utilized to pay down amounts owed under the Company's Revolving Credit Facility on the same day. Please refer to Note 14- *Discontinued Operations* for additional details.

On February 6, 2023, the Company refinanced its Revolving Credit Facility, and on February 16, 2023, the Company issued $500 million in bonds. On August 18, 2023, the Company issued $600 million in bonds. See Note 9- *Borrowings* for further discussion relating to the terms of the 5.90% Bonds, the 6.35% Bonds, the Revolving Credit Facility following the issuances and refinancing.

Certain employees and nonemployees of PA Consulting are eligible to receive equity-based incentive grants since the March 2, 2021 original investment date. As of September 26, 2025, there was approximately $142.1 million of total unrecognized compensation cost related to the remaining 60% of fair value of such grants anticipated to vest upon a liquidity event, as defined in the applicable agreements. This cost is expected to be recognized in Selling, general and administrative expenses when such a liquidity event is considered probable, which could occur in 2026. Please refer to Note 15- *PA Consulting Redeemable Noncontrolling Interests* for additional details.

We believe we have adequate liquidity and capital resources to fund our projected cash requirements for acquisitions, including any potential transaction relating to PA Consulting, and financing activities such as debt servicing, share buybacks and dividends for the next twelve months based on the liquidity provided by our cash and cash equivalents on hand, our borrowing capacity and our continuing cash from operations.

We were in compliance with all of our debt covenants at September 26, 2025.

Supplemental Obligor Group Financial Information

On February 16, 2023, Jacobs Engineering Group Inc., a wholly-owned subsidiary of Jacobs Solutions Inc. (together, the "Obligor Group"), completed an offering of $500 million aggregate principal amount of 5.90% Bonds, due 2033 and on August 18, 2023, completed an offering of $600 million aggregate principal amount of 6.35% Bonds, due 2028 (the "Bonds"). The Bonds are fully and unconditionally guaranteed by the Company (the "Guarantees"). The Bonds and the Guarantees were offered pursuant to prospectus supplements, dated February 13, 2023 and August 15, 2023, respectively, to the prospectus dated February 6, 2023, that forms a part of the Company and JEGI's automatic shelf registration statement on Form S-3ASR (File Nos. 333-269605 and 333-269605-01) previously filed with the SEC.

In accordance with SEC Regulation S-X Rule 13-01, set forth below is the summarized financial information for the Obligor Group on a combined basis after elimination of (i) intercompany transactions and balances between Jacobs and JEGI and (ii) equity in the earnings from and investments in all other subsidiaries of the Company that do not guarantee the registered securities of either Jacobs or JEG. This summarized financial information (in thousands) has been prepared and presented pursuant to Regulation S-X Rule 13-01, "Financial Disclosures about Guarantors and Issuers of Guaranteed Securities" and is not intended to present the financial position or results of operations of the Obligor Group in accordance with U.S. GAAP.

(in thousands)		September 26, 2025
Summarized Statement of Earnings Data		
Revenue	$	4,021,148
Direct cost of contracts	$	3,360,986
Selling, general and administrative expenses	$	355,186
Net loss attributable to Guarantor Subsidiaries from continuing operations	$	(41,288)
Noncontrolling interests	$	(1,388)

(in thousands)		September 26, 2025
Summarized Balance Sheet Data		
Current assets, less receivables from Non-Guarantor Subsidiaries	$	938,319
Current receivables from Non-Guarantor Subsidiaries	$	749,475
Noncurrent assets, less noncurrent receivables from Non-Guarantor Subsidiaries	$	642,464
Noncurrent receivables from Non-Guarantor Subsidiaries	$	563,682
Current liabilities	$	1,006,916
Current liabilities to Non-Guarantor Subsidiaries	$	—
Long-term Debt	$	2,236,456
Other Noncurrent liabilities, less amounts payable to Non-Guarantor Subsidiaries	$	250,106
Noncurrent liabilities to Non-Guarantor Subsidiaries	$	1,110,155
Noncontrolling interests	$	5
Accumulated deficit	$	(1,709,698)

New Accounting Pronouncements

ASU 2025-05, *Financial Instruments—Credit Losses, (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, provides all entities with a practical expedient option when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The amendments in this update are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual periods, with early adoption permitted. ASU 2025-05 will be effective for the Company in first quarter of fiscal 2027. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

ASU 2025-03, *Business Combinations, (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity*, clarifies the guidance in determining the accounting acquirer in a business combination effected primarily by exchanging equity interests when the acquiree is a variable interest entity that meets the definition of a business. The standard is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted, and the standard is to be applied prospectively to acquisitions after the adoption date. ASU 2025-03 will be effective for the Company in the first quarter of fiscal 2028. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

ASU 2024-03, *Income Statement, (Subtopic 220-40): Reporting Comprehensive Income - Disaggregation of Income Statement Expenses*, requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments in this update also provide guidance on the disaggregation disclosure requirements for certain expense captions presented on the face of an entity's income statement and provide guidance on the disclosure of selling expenses. The amendments in ASU 2024-03 are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The amendments should be applied prospectively; however, retrospective application is also permitted. ASU 2024-03 will be effective for the Company in the fourth quarter of fiscal 2027. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

ASU 2023-09, *Income Taxes, (Topic 740): Improvements to Income Tax Disclosures*, provides qualitative and quantitative updates to the Company's effective income tax rate reconciliation and income taxes paid disclosures, among others, in order to enhance the transparency of income tax disclosures, including consistent categories and greater disaggregation of information in the rate reconciliation and disaggregation by jurisdiction of income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied prospectively; however, retrospective application is also permitted. ASU 2023-09 will be effective for the Company's annual fiscal 2026 period. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

ASU 2023-07, *Segment Reporting, (Topic 280): Improvements to Reportable Segment Disclosures*, requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items to reconcile to segment profit or loss, and the title and position of the entity's CODM. The amendments in this update also expand the interim segment disclosure requirements. ASU 2023-07 is effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and the amendments in this update are required to be applied on a retrospective basis. ASU 2023-07 was effective for the Company's annual fiscal 2025 period. The Company adopted this update effective for the fiscal year ended September 26, 2025.

ASU 2023-06, *Disclosure Improvements*: *Amendments - Codification Amendments in Response to the Disclosure Update and Simplification Initiative of the Securities and Exchange Commission ("SEC")*. The Financial Accounting Standards Board issued the standard to introduce changes to US GAAP that originate in either SEC Regulation S-X or S-K, which are rules about the form and content of financial reports filed with the SEC. The provisions of the standard are contingent upon instances where the SEC removes the related disclosure provisions from Regulation S-X and S-K. ASU 2023-06 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied prospectively; however, retrospective application is also permitted. ASU 2023-06 will be effective for the company in the fourth quarter of Fiscal 2026. The Company does not expect that the application of this standard will have a material impact on our consolidated financial statements and related disclosures.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not enter into derivative financial instruments for trading, speculation or other similar purposes that would expose the Company to market risk. In the normal course of business, our results of operations are exposed to risks associated with fluctuations in interest rates and currency exchange rates.

Interest Rate Risk

Please see the Note 9- *Borrowings* in Notes to Consolidated Financial Statements beginning on Page F-1 of this Annual Report on Form 10-K, which is incorporated herein by reference, for a discussion of the Revolving Credit Facility and 2025 Term Loan Facility.

Our Revolving Credit Facility, 2025 Term Loan Facility and certain other debt obligations are subject to variable rate interest which could be adversely affected by an increase in interest rates. As of September 26, 2025, we had an aggregate of $1.15 billion in outstanding borrowings under our Revolving Credit Facility and 2025 Term Loan Facility. Interest on amounts borrowed under these agreements is subject to adjustment based on the Company's Consolidated Leverage Ratio (as defined in the credit agreements governing the Revolving Credit Facility and the 2025 Term Loan Facility). Depending on the Company's Consolidated Leverage Ratio, borrowings denominated in U.S. dollars under the Revolving Credit Facility interest at a SOFR rate plus a margin of between 0.975% and 1.725% or a base rate plus a margin of between 0% and 0.625% including applicable margins while borrowings denominated in British pounds under these respective facilities bear interest at an adjusted SONIA rate plus a margin of between 0.908% and 1.658%. Borrowings under the 2025 Term Loan Facility will bear interest at either a SONIA rate or term SOFR rate plus a margin of between 0.975% and 1.600% or a base rate plus a margin of between 0.000% and 0.500%. Additionally, our Revolving Credit Facility and 5.90% Bonds due 2033 have interest rates subject to potential increases relating to certain ESG metrics as stipulated in the related agreements and as discussed in Note 9- *Borrowings*.

However, as discussed in Note 17- *Commitments and Contingencies and Derivative Financial Instrument*s, we have one outstanding swap agreement with an aggregate notional value of $200.0 million in place to convert the variable rate interest-based liability associated with a corresponding amount of our debt into a fixed interest rate liability, leaving $945.3 million in principal amount subject to variable interest rate risk. Additionally, during fiscal 2022, we entered into two treasury lock arrangements with an aggregate notional value of $500.0 million, which were settled in second quarter fiscal 2023. See Note 17- *Commitments and Contingencies and Derivative Financial Instrument*s.

For the year ended September 26, 2025, our weighted average floating rate borrowings that are subject to floating rate exposure were approximately $1.2 billion. If floating interest rates had increased by 1.00%, our interest expense for the year ended September 26, 2025 would have increased by approximately $12.0 million.

Foreign Currency Risk

In situations where the Company incurs contract costs in currencies other than their functional currency, we sometimes enter into foreign exchange contracts to limit our exposure to fluctuating foreign currencies. We follow the provisions of ASC No. 815, *Derivatives and Hedging* in accounting for our derivative contracts. The Company has $491.9 million in notional value of exchange rate sensitive instruments at September 26, 2025. See Note 17- *Commitments and Contingencies and Derivative Financial Instruments* for discussion.

Item 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

The information required by this Item 8 is submitted as a separate section beginning on page F-1 of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

Item 9A.   CONTROLS AND PROCEDURES

<u>Evaluation of Disclosure Controls and Procedures</u>

Disclosure controls and procedures are those controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act") are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure.

The Company's management, with the participation of its Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), evaluated the effectiveness of the Company's disclosure controls and procedures as defined by Rule 13a-15(e) of the Exchange Act as of September 26, 2025, the end of the period covered by this Annual Report on Form 10-K (the "Evaluation Date"). Based on that evaluation, the Company's management, with the participation of the Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that the Company's disclosure controls and procedures as of the Evaluation Date were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), as appropriate to allow timely decisions regarding required disclosure.

<u>Management's Annual Report on Internal Control Over Financial Reporting</u>

Management is responsible for establishing and maintaining for the Company adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Management, with the participation of its Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), has assessed the effectiveness of the Company's internal control over financial reporting as of the Evaluation Date based on the framework established in *"Internal Control—Integrated Framework,"* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management has concluded that the Company's internal control over financial reporting as of the Evaluation Date was effective.

The Company's independent registered public accounting firm, Ernst & Young LLP, which audited the Company's consolidated financial statements included in this Annual Report on Form 10-K, also audited the effectiveness of our internal control over financial reporting as of September 26, 2025, as stated in their report included in this Annual Report on Form 10-K.

<u>Changes in Internal Control</u>

There were no changes in the Company's internal control over financial reporting during the Company's fiscal quarter ended September 26, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on Effectiveness of Controls

The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or its system of internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed or operated, can provide only reasonable, but not absolute, assurance that the objectives of the system of internal control are met. The design of the Company's control system reflects the fact that there are resource constraints, and that the benefits of such control systems must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control failures and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the intentional acts of individuals, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part on certain assumptions about the likelihood of future events, and there can be no assurance that the design of any particular control will always succeed in achieving its objective under all potential future conditions.

Item 9B.   OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the fiscal quarter ended September 26, 2025, none of our officers or directors adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1 under the Exchange Act or any "non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of SEC Regulation S-K.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 10.   **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

Directors, Executive Officers, Promoters and Control Persons

The information required by Paragraph (a), and Paragraphs (c) through (g) of Item 401 of Regulation S-K (except for information required by Paragraph (e) of that Item to the extent the required information pertains to our executive officers) and Item 405 of Regulation S-K is set forth under the caption "Members of the Board of Directors" and "Corporate Governance" in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year and is incorporated herein by reference. The information required by Paragraph (b) of Item 401 of Regulation S-K, as well as the information required by Paragraph (e) of that Item to the extent the required information pertains to our executive officers, is set forth in Part I, Item 1 of this Annual Report on Form 10-K under the heading "Information About Our Executive Officers."

Code of Ethics

We have adopted a code of ethics for our Chief Executive Officer and senior financial officers; a code of business conduct and ethics for members of our Board of Directors and corporate governance guidelines. The full text of these codes of ethics and corporate governance guidelines are available at our website at www.jacobs.com. In the event we make any amendment to, or grant any waiver from, a provision of the code of ethics that applies to the principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we will disclose such amendment or waiver and the reasons therefor on our website. We will provide any person without charge a copy of any of the aforementioned codes of ethics upon receipt of a written request. Requests should be addressed to: Jacobs Solutions Inc., 1999 Bryan Street, Suite 3500, Dallas, Texas 75201, Attention: Corporate Secretary.

Corporate Governance

The information required by Items 407(d)(4) and (d)(5) and Item 408(b) of Regulation S-K is set forth under the caption "Corporate Governance" in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year and is incorporated herein by reference.

Item 11.   **EXECUTIVE COMPENSATION**

The information required by this Item is set forth under the captions "Corporate Governance," "Compensation Committee Report," "Compensation Discussion and Analysis" and "Executive Compensation" in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year and is incorporated herein by reference.

Item 12.   **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required by this Item is set forth in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year and is incorporated herein by reference.

Item 13.   **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE**

The information required by this Item is set forth under the captions "Members of The Board of Directors," "Corporate Governance," and "Certain Relationships and Related Transactions" in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year and is incorporated herein by reference.

Item 14.   **PRINCIPAL ACCOUNTING FEES AND SERVICES**

The Company's independent registered public accounting firm is Ernst & Young, LLP, Dallas, TX, Auditor Firm ID: 42.

The information required by this Item is set forth under the captions "Report of the Audit Committee" and "Audit and Non-Audit Fees" in our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the close of our fiscal year and is incorporated herein by reference.

PART IV

EXHIBITS AND FINANCIAL STATEMENTS

Item 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a) Documents filed as part of this report:

(1)   The Company's Consolidated Financial Statements at September 26, 2025 and September 27, 2024 and for each of the three years in the period ended September 26, 2025, and the notes thereto, together with the report of the independent auditors on those Consolidated Financial Statements are hereby filed as part of this report, beginning on page F-1.

(2)   Financial statement schedules – no financial statement schedules are presented as the required information is either not applicable or is included in the consolidated financial statements or notes thereto.

(3)   See Exhibit Index below.

(b) Exhibit Index:

2.1   Amended and Restated Stock and Asset Purchase Agreement, dated as of April 26, 2019, by and between Jacobs Engineering Group Inc. and WorleyParsons Limited. Filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K on April 29, 2019 and incorporated herein by reference.

2.2   Implementation Deed, dated as of November 27, 2020, by and among PA Consulting Group Limited, CEP IV Garden S.A.R.L., Jacobs Consulting Solutions Limited, Jacobs Engineering Group Inc. and the persons set out in Schedule 1 thereto. Filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K on November 30, 2020 and incorporated herein by reference.

2.3   Warranty Deed, dated as of November 27, 2020, by and among the Warrantors named therein and Jacobs Consulting Solutions Limited. Filed as Exhibit 2.2 to the Registrant's Current Report on Form 8-K on November 30, 2020 and incorporated herein by reference.

2.4   Agreement and Plan of Merger, dated November 20, 2023, by and among Jacobs Solutions Inc., Amazon Holdco Inc., Amentum Parent Holdings LLC and Amentum Joint Venture LP. Filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K on November 21, 2023 and incorporated herein by reference.

2.5   Amendment to Agreement and Plan of Merger, dated August 26, 2024, by and among Jacobs Solutions Inc., Amazon Holdco Inc., Amentum Parent Holdings LLC and Amentum Joint Venture LP.

2.6   Separation and Distribution Agreement, dated November 20, 2023, by and among Jacobs Solutions Inc., Amazon Holdco Inc., Amentum Parent Holdings LLC and Amentum Joint Venture LP. Filed as Exhibit 2.2 to the Registrant's Current Report on Form 8-K on November 21, 2023 and incorporated herein by reference.

3.1   Restated Certificate of Incorporation of Jacobs Solutions Inc. Filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K on February 3, 2025 and incorporated herein by reference.

3.2   Amended and Restated Bylaws of Jacobs Solutions Inc., dated as of July 31, 2025. Filed as Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2025 and incorporated herein by reference.

4.1   Indenture, dated as of February 16, 2023, among Jacobs Solutions Inc., Jacobs Engineering Group Inc., and U.S. Bank Trust Company, National Association, as Trustee. Filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K on February 16, 2023 and incorporated herein by reference.

4.2	First Supplemental Indenture, dated as of February 16, 2023, among Jacobs Solutions Inc., Jacobs Engineering Group Inc., and U.S. Bank Trust Company, National Association, as Trustee. Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K on February 16, 2023 and incorporated herein by reference.
4.3	Form of the Notes, including the Guarantee. Filed as part of Exhibit 4.2 to the Registrant's Current Report on Form 8-K on February 16, 2023 and incorporated herein by reference.
4.4	Second Supplemental Indenture, dated as of August 18, 2023, among Jacobs Solutions Inc., Jacobs Engineering Group Inc. and the U.S. Bank Trust Company, National Association, as Trustee. Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K on August 18, 2023 and incorporated herein by reference.
4.5	Form of the Notes, including the Guarantee. Filed as part of Exhibit 4.2 to the Registrant's Current Report on Form 8-K on August 18, 2023 and incorporated herein by reference.
4.6	Description of the Registrant's Securities. Filed as Exhibit 4.1 to the Registrant's fiscal 2022 Annual Report on Form 10-K and incorporated herein by reference.
10.1	Third Amended and Restated Credit Agreement, dated February 6, 2023, by and among Jacobs Solutions Inc., Jacobs Engineering Group Inc., certain of its subsidiaries party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on February 7, 2023 and incorporated herein by reference.
10.2	First Amendment to Third Amended and Restated Credit Agreement, dated as of December 20, 2023, by and among Jacobs Solutions Inc., Jacobs Engineering Group Inc., certain of its subsidiaries party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent to the Third Amended and Restated Credit Agreement, dated as of February 6, 2023, by and among Jacobs Solutions Inc., Jacobs Engineering Group Inc., certain of its subsidiaries party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the first quarter of fiscal 2024 and incorporated herein by reference.
10.3	Term Loan Agreement, dated as of March 27, 2025, among Jacobs Solutions Inc., Jacobs Engineering Group Inc., the lenders party thereto, and Bank of America, N.A., as administrative agent. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on March 27, 2025 and incorporated herein by reference.
10.4#	Offer letter by and between Jacobs Engineering Group Inc. and Robert V. Pragada, dated January 28, 2016. Filed as Exhibit 10.61 to the Registrant's fiscal 2016 Annual Report on Form 10-K and incorporated herein by reference.
10.5#	Offer letter by and between Jacobs Engineering Group Inc. and William Benton Allen, Jr. dated October 4, 2016. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on October 14, 2016 and incorporated herein by reference.
10.4#	Employment Agreement by and between Patrick X. Hill and Jacobs Group (Australia) Pty Ltd, effective as of August 1, 2021. Filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the first quarter of fiscal 2023 and incorporated herein by reference.
10.5#	Offer letter by and between Jacobs Engineering Group Inc. and Venkatesh Nathamuni dated May 12, 2024. Filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the first quarter of fiscal 2025 and incorporated herein by reference.
10.6#	Form of Indemnification Agreement entered into between Jacobs Solutions Inc. and certain of its officers and directors. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2023 and incorporated herein by reference.
10.7#	Jacobs Solutions Inc. 1989 Employee Stock Purchase Plan (as amended and restated on August 29, 2022). Filed as Exhibit 4.3 to the Registrant's Post Effective Amendment No. 1 to Form S-8 on August 29, 2022 and incorporated herein by reference.

10.8#	Jacobs Solutions Inc. (StreetLight) 2011 Stock Plan, as amended and restated, effective August 29, 2022. Filed as Exhibit 4.4 to the Registrant's Post Effective Amendment No. 1 to Form S-8 on August 29, 2022 and incorporated herein by reference.
10.9#	Jacobs Executive Deferral Plan, effective January 1, 2023. Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2023 and incorporated herein by reference.
10.10#	First Amendment to the Jacobs Executive Deferral Plan, effective December 29, 2023. Filed as Exhibit 10.15 to the Registrant's fiscal 2024 Annual Report on Form 10-K and incorporated herein by reference.
10.11#	Second Amendment to the Jacobs Executive Deferral Plan, effective September 13, 2024. Filed as Exhibit 10.16 to the Registrant's fiscal 2024 Annual Report on Form 10-K and incorporated herein by reference.
10.12#	Jacobs Solutions Inc. Directors Deferral Plan, as amended and restated effective August 29, 2022. Filed as Exhibit 10.22 to the Registrant's fiscal 2022 Annual Report on Form 10-K and incorporated herein by reference.
10.13#	Jacobs Solutions Inc. 2023 Stock Incentive Plan, as amended and restated, effective January 24, 2023. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on January 27, 2023 and incorporated herein by reference.
10.14#	Jacobs Engineering Group Inc. Leadership Performance Plan, as amended and restated effective August 29, 2022. Filed as Exhibit 10.44 to the Registrant's fiscal 2022 Annual Report on Form 10-K and incorporated herein by reference.
10.15#	Jacobs Solutions Inc. 1999 Outside Director Stock Plan, as amended and restated effective August 29, 2022. Filed as Exhibit 4.1 to the Registrant's Post Effective Amendment No. 1 to Form S-8 on August 29, 2022 and incorporated herein by reference.
10.16#†	Jacobs Solutions Inc. Executive Severance Plan, as amended and restated effective January 29, 2025.
10.17#	Form of Stock Option Award Agreement (awarded pursuant to the 1999 Outside Directors Stock Plan). Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2016 and incorporated herein by reference.
10.18#	Form of Restricted Stock Unit Award Agreement (awarded pursuant to the1999 Outside Directors Stock Plan). Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2016 and incorporated herein by reference.
10.19#	Form of Restricted Stock Unit Agreement (awarded pursuant to the 1999 Outside Directors Stock Plan). Filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the second quarter of fiscal 2023 and incorporated herein by reference.
10.20#	Form of Restricted Stock Unit Agreement (Time-Based Vesting) (awarded pursuant to Jacobs' Stock Incentive Plan). Filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the first quarter of fiscal 2021 and incorporated herein by reference.
10.21#	Form of Restricted Stock Unit Agreement (Performance Shares – Earnings Per Share Growth) (awarded pursuant to Jacobs' 1999 Stock Incentive Plan). Filed as Exhibit 10.1 to the Registrants Quarterly Report on Form 10-Q for the first quarter of fiscal 2022 and incorporated herein by reference.
10.22#	Form of Restricted Stock Unit Agreement (Performance Shares – ROIC) (awarded pursuant to Jacobs' Stock Incentive Plan). Filed as Exhibit 10.2 to the Registrants Quarterly Report on Form 10-Q for the first quarter of fiscal 2022 and incorporated herein by reference.
10.23#	Form of Restricted Stock Unit Agreement (Time-Based Vesting) (awarded pursuant to the Jacobs' Stock Incentive Plan). Filed as Exhibit 10.3 to the Registrants Quarterly Report on Form 10-Q for the first quarter of fiscal 2022 and incorporated herein by reference.

10.24#	Form of Restricted Stock Unit Agreement (Performance Shares – Earnings Per Share Growth) (awarded pursuant to Jacobs' Stock Incentive Plan). Filed as Exhibit 10.1 to the Registrants Quarterly Report on Form 10-Q for the first quarter of fiscal 2023 and incorporated herein by reference.
10.25#	Form of Restricted Stock Unit Agreement (Performance Shares – ROIC) (awarded pursuant to Jacobs' Stock Incentive Plan). Filed as Exhibit 10.2 to the Registrants Quarterly Report on Form 10-Q for the first quarter of fiscal 2023 and incorporated herein by reference.
10.26#	Form of Restricted Stock Unit Agreement (Time-Based Vesting) (awarded pursuant to Jacobs' Stock Incentive Plan). Filed as Exhibit 10.3 to the Registrants Quarterly Report on Form 10-Q for the first quarter of fiscal 2023 and incorporated herein by reference.
10.27#	Form of Restricted Stock Unit Agreement (Time-Based Vesting (ELT)) (awarded pursuant to Jacobs' Stock Incentive Plan). Filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the first quarter of fiscal 2024 and incorporated herein by reference.
10.28#	Form of Restricted Stock Unit Agreement (Time-Based Vesting) (awarded pursuant to Jacobs' Stock Incentive Plan). Filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the first quarter of fiscal 2024 and incorporated herein by reference.
10.29#	Form of Restricted Stock Unit Agreement (Performance Shares – Earnings Per Share (ELT)) (awarded pursuant to Jacobs' Stock Incentive Plan). Filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the first quarter of fiscal 2024 and incorporated herein by reference.
10.30#	Form of Restricted Stock Unit Agreement (Performance Shares – Earnings Per Share) (awarded pursuant to Jacobs' Stock Incentive Plan). Filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the first quarter of fiscal 2024 and incorporated herein by reference.
10.31#	Form of Restricted Stock Unit Agreement (Performance Shares – ROIC (ELT)) (awarded pursuant to Jacobs' Stock Incentive Plan). Filed as Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the first quarter of fiscal 2024 and incorporated herein by reference.
10.32#	Form of Restricted Stock Unit Agreement (Performance Shares – ROIC) (awarded pursuant to Jacobs' Stock Incentive Plan). Filed as Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the first quarter of fiscal 2024 and incorporated herein by reference.
10.33#	Form of Restricted Stock Unit Agreement (Performance Shares – Earnings Per Share (ELT)) (awarded pursuant to Jacobs' Stock Incentive Plan). Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the first quarter of fiscal 2025 and incorporated herein by reference.
10.34#	Form of Restricted Stock Unit Agreement (Performance Shares – ROIC (ELT)) (awarded pursuant to Jacobs' Stock Incentive Plan. Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the first quarter of fiscal 2025 and incorporated herein by reference.
10.35	Employee Matters Agreement, November 20, 2023, by and among Jacobs Solutions Inc., Amazon Holdco Inc. and Amentum Parent Holdings LLC. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on November 21, 2023 and incorporated herein by reference.
10.36	Tax Matters Agreement, dated as of September 27, 2024, by and among Jacobs Solutions Inc., Amentum Holdings, Inc., Amentum Parent Holdings LLC and Amentum Joint Venture LP Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K on September 30, 2024 and incorporated herein by reference.
19	Insider Trading Policy. Filed as Exhibit 19 to the Registrant's fiscal 2024 Annual Report on Form 10-K and incorporated herein by reference.
21†	List of Subsidiaries of Jacobs Solutions Inc.

22	Subsidiary Issuers of Guaranteed Securities. Filed as Exhibit 22.1 to the Registrant's Quarterly Report on Form 10-Q for the third quarter of fiscal 2024 and incorporated herein by reference.
23†	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1†	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2†	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1†	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
32.2†	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
97	Jacobs Solutions Inc. Executive Clawback Policy. Filed as Exhibit 97 to the Registrant's fiscal 2023 Annual Report on Form 10-K and incorporated herein by reference.
101.INS†	XBRL Instance Document
101.SCH†	XBRL Taxonomy Extension Schema Document
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document
104†	Cover page interactive data file (formatted as Inline XBRL and contained in Exhibit 101)

†   Being filed herewith.

\#   Management contract or compensatory plan or arrangement.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

		JACOBS SOLUTIONS INC.
Dated: November 20, 2025	By:	/S/ Robert V. Pragada
		Robert V. Pragada
		Chair and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/S/ Robert V. Pragada	Chair and Chief Executive Officer (Principal Executive Officer)	November 20, 2025
Robert V. Pragada		
/S/ Louis Pinkham	Director	November 20, 2025
Louis Pinkham		
/S/ Peter J. Robertson	Director	November 20, 2025
Peter J. Robertson		
/S/ Manny Fernandez	Director	November 20, 2025
Manny Fernandez		
/S/ Priya Abani	Director	November 20, 2025
Priya Abani		
/S/ Michael Collins	Director	November 20, 2025
Michael Collins		
/S/ Georgette D. Kiser	Director	November 20, 2025
Georgette D. Kiser		
/S/ Mary Jackson	Director	November 20, 2025
Mary Jackson		
/S/ Robert A. McNamara	Director	November 20, 2025
Robert A. McNamara		
/S/ Julie Sloat	Director	November 20, 2025
Julie Sloat		
/s/ Venk Nathamuni	Chief Financial Officer (Principal Financial Officer)	November 20, 2025
Venk Nathamuni		
/S/ William B. Allen, Jr.	Chief Accounting Officer (Principal Accounting Officer)	November 20, 2025
William B. Allen, Jr.		

[THIS PAGE INTENTIONALLY LEFT BLANK]

JACOBS SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

September 26, 2025

JACOBS SOLUTIONS INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

September 26, 2025

CONSOLIDATED BALANCE SHEETS

(In thousands, except share information)

	September 26, 2025	September 27, 2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,235,448	$ 1,144,795
Receivables and contract assets	2,989,067	2,845,452
Prepaid expenses and other	134,804	155,865
Investment in equity securities	—	749,468
Total current assets	4,359,319	4,895,580
Property, Equipment and Improvements, net	311,872	315,630
Other Noncurrent Assets:		
Goodwill	4,780,818	4,788,181
Intangibles, net	717,670	874,894
Deferred income tax assets	325,814	195,406
Operating lease right-of-use assets	289,101	303,856
Miscellaneous	467,941	385,458
Total other noncurrent assets	6,581,344	6,547,795
	$ 11,252,535	$ 11,759,005
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt	$ —	$ 875,760
Accounts payable	1,261,489	1,029,140
Accrued liabilities	1,037,754	1,087,764
Operating lease liability	111,040	119,988
Contract liabilities	940,616	967,089
Total current liabilities	3,350,899	4,079,741
Long-term debt	2,236,456	1,348,594
Liabilities relating to defined benefit pension and retirement plans	272,069	298,221
Deferred income tax liabilities	151,821	116,655
Long-term operating lease liability	362,361	407,826
Other deferred liabilities	212,330	120,483
Total other noncurrent liabilities	3,235,037	2,291,779
Commitments and Contingencies		
Redeemable Noncontrolling Interests	1,018,694	820,182
Stockholders' Equity:		
Capital stock:		
Preferred stock, $1 par value, authorized – 1,000,000 shares; issued and outstanding - none	—	—
Common stock $1 par value, authorized – 240,000,000 shares; issued and outstanding – 119,081,294 shares and 124,084,028 shares as of September 26, 2025 and September 27, 2024, respectively	119,081	124,084
Additional paid-in capital	2,706,376	2,758,064
Retained earnings	1,525,760	2,366,769
Accumulated other comprehensive loss	(710,410)	(699,450)
Total Jacobs stockholders' equity	3,640,807	4,549,467
Noncontrolling interests	7,098	17,836
Total Group stockholders' equity	3,647,905	4,567,303
	$ 11,252,535	$ 11,759,005

See the accompanying Notes to Consolidated Financial Statements.

JACOBS SOLUTIONS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
For the Fiscal Years Ended September 26, 2025, September 27, 2024 and September 29, 2023
(In thousands, except per share information)

	September 26, 2025	September 27, 2024	September 29, 2023
Revenues	$ 12,029,783	$ 11,500,941	$ 10,851,420
Direct cost of contracts	(9,044,849)	(8,668,185)	(8,140,560)
Gross profit	2,984,934	2,832,756	2,710,860
Selling, general and administrative expenses	(2,121,300)	(2,140,320)	(2,034,376)
Operating Profit	863,634	692,436	676,484
Other Income (Expense):			
Interest income	35,804	34,454	24,975
Interest expense	(145,788)	(169,058)	(168,085)
Loss on extinguishment of debt	(20,510)	—	—
Miscellaneous (expense) income, net	(189,663)	219,454	(12,399)
Total other (expense) income, net	(320,157)	84,850	(155,509)
Earnings from Continuing Operations Before Taxes	543,477	777,286	520,975
Income Tax Expense for Continuing Operations	(215,555)	(131,493)	(101,336)
Net Earnings of the Group from Continuing Operations	327,922	645,793	419,639
Net (Loss) Earnings of the Group from Discontinued Operations, net of tax	(23,966)	206,850	300,017
Net Earnings of the Group	303,956	852,643	719,656
Net Earnings Attributable to Noncontrolling Interests from Continuing Operations	(3,443)	(17,990)	(18,900)
Net Earnings Attributable to Redeemable Noncontrolling Interests	(11,177)	(14,999)	(21,614)
Net Earnings Attributable to Jacobs from Continuing Operations	313,302	612,804	379,125
Net Earnings Attributable to Noncontrolling Interests from Discontinued Operations	—	(13,561)	(13,365)
Net (Loss) Earnings Attributable to Jacobs from Discontinued Operations	(23,966)	193,289	286,652
Net Earnings Attributable to Jacobs	$ 289,336	$ 806,093	$ 665,777
Net Earnings Per Share:			
Basic Net Earnings from Continuing Operations Per Share	$ 2.59	$ 4.81	$ 3.06
Basic Net (Loss) Earnings from Discontinued Operations Per Share	$ (0.20)	$ 1.54	$ 2.26
Basic Earnings Per Share	$ 2.39	$ 6.35	$ 5.32
Diluted Net Earnings from Continuing Operations Per Share	$ 2.58	$ 4.79	$ 3.05
Diluted Net (Loss) Earnings from Discontinued Operations Per Share	$ (0.20)	$ 1.54	$ 2.25
Diluted Earnings Per Share	$ 2.38	$ 6.32	$ 5.30

See the accompanying Notes to Consolidated Financial Statements.

JACOBS SOLUTIONS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Fiscal Years Ended September 26, 2025, September 27, 2024 and September 29, 2023
(In thousands)

	September 26, 2025	September 27, 2024	September 29, 2023
Net Earnings of the Group	$ 303,956	$ 852,643	$ 719,656
Other Comprehensive (Loss) Income:			
Foreign currency translation adjustment	(10,110)	266,421	148,971
Change in cash flow hedges	(6,284)	(84,193)	(20,500)
Change in pension plan liabilities	(2,717)	(50,404)	(16,389)
Other comprehensive (loss) income before taxes	(19,111)	131,824	112,082
Income Tax Benefit (Expense):			
Foreign currency translation adjustment	5,657	—	1,132
Cash flow hedges	1,750	21,521	5,870
Change in pension plan liabilities	744	5,159	(1,908)
Income Tax Benefit:	8,151	26,680	5,094
Net other comprehensive (loss) income	(10,960)	158,504	117,176
Net Comprehensive Income of the Group	292,996	1,011,147	836,832
Net Earnings Attributable to Noncontrolling Interests	(3,443)	(31,551)	(32,265)
Net Earnings Attributable to Redeemable Noncontrolling Interests	(11,177)	(14,999)	(21,614)
Net Comprehensive Income Attributable to Jacobs	$ 278,376	$ 964,597	$ 782,953

See the accompanying Notes to Consolidated Financial Statements including the Company's note on Other Financial Information for a presentation of amounts reclassified to net income during the period.

JACOBS SOLUTIONS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Fiscal Years Ended September 26, 2025, September 27, 2024 and September 29, 2023
(In thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Jacobs Stockholders' Equity	Noncontrolling Interests	Total Group Stockholders' Equity
Balances at September 30, 2022	$ 127,393	$2,682,009	$4,225,784	$ (975,130)	$ 6,060,056	$ 44,336	$ 6,104,392
Net earnings	—	—	665,777	—	665,777	32,265	698,042
Foreign currency translation adjustments, net of deferred taxes of $(1,132)	—	—	—	150,103	150,103	—	150,103
Pension plan liability, net of deferred taxes of $1,908	—	—	—	(18,297)	(18,297)	—	(18,297)
Change in cash flow hedges, net of deferred taxes of $(5,870)	—	—	—	(14,630)	(14,630)	—	(14,630)
Dividends	—	—	(132,468)	—	(132,468)	—	(132,468)
Noncontrolling interests - distributions and other	—	—	—	—	—	(22,739)	(22,739)
Redeemable Noncontrolling interests redemption value adjustment	—	—	(10,770)	—	(10,770)	—	(10,770)
Repurchase and issuance of redeemable noncontrolling interests	—	—	14,293	—	14,293	—	14,293
Stock based compensation	—	74,337	—	—	74,337	—	74,337
Issuances of equity securities including shares withheld for taxes	910	28,181	(5,558)	—	23,533	—	23,533
Repurchases of equity securities	(2,326)	(49,202)	(214,186)	—	(265,714)	—	(265,714)
Balances at September 29, 2023	$ 125,977	$2,735,325	$4,542,872	$ (857,954)	$ 6,546,220	$ 53,862	$ 6,600,082
Net earnings	—	—	806,093	—	806,093	31,551	837,644
Foreign currency translation adjustments, net of deferred taxes of $0	—	—	—	211,702	211,702	—	211,702
Pension plan liability, net of deferred taxes of $(5,159)	—	—	—	(44,998)	(44,998)	—	(44,998)
Change in cash flow hedges., net of deferred taxes of $(21,521)	—	—	—	(62,672)	(62,672)	—	(62,672)
Dividends	—	—	(145,924)	—	(145,924)	—	(145,924)
Noncontrolling interests - distributions and other	—	—	—	—	—	(21,202)	(21,202)
Redeemable Noncontrolling interests redemption value adjustment	—	—	(171,142)	—	(171,142)	—	(171,142)
Repurchase and issuance of redeemable noncontrolling interests	—	—	4,698	—	4,698	—	4,698
Distribution of SpinCo Business	—	—	(2,326,290)	54,472	(2,271,818)	(46,375)	(2,318,193)
Stock based compensation	—	74,193	—	—	74,193	—	74,193
Issuances of equity securities including shares withheld for taxes	994	11,512	(6,723)	—	5,783	—	5,783
Repurchases of equity securities	(2,887)	(62,966)	(336,815)	—	(402,668)	—	(402,668)
Balances at September 27, 2024	$ 124,084	$2,758,064	$2,366,769	$ (699,450)	$ 4,549,467	$ 17,836	$ 4,567,303
Net earnings	—	—	289,336	—	289,336	3,443	292,779
Foreign currency translation adjustments, net of deferred taxes of $(5,657)	—	—	—	(4,453)	(4,453)	—	(4,453)
Pension plan liability, net of deferred taxes of $(744)	—	—	—	(1,973)	(1,973)	—	(1,973)
Change in cash flow hedges, net of deferred taxes of $(1,750)	—	—	—	(4,534)	(4,534)	—	(4,534)
Dividends	—	—	(117,977)	—	(117,977)	—	(117,977)
Dividend in kind	—	—	(159,266)	—	(159,266)	—	(159,266)
Noncontrolling interests - distributions and other	—	—	—	—	—	(14,181)	(14,181)
Redeemable Noncontrolling interests redemption value adjustment	—	—	(199,763)	—	(199,763)	—	(199,763)
Repurchase and issuance of redeemable noncontrolling interests	—	—	3,550	—	3,550	—	3,550
Distribution adjustments relating to SpinCo Business	—	—	(27,672)	—	(27,672)	—	(27,672)
Stock based compensation	—	60,960	—	—	60,960	—	60,960
Issuances of equity securities including shares withheld for taxes	685	14,230	(7,653)	—	7,262	—	7,262
Repurchases of equity securities	(5,688)	(126,878)	(621,564)	—	(754,130)	—	(754,130)
Balances at September 26, 2025	$ 119,081	$2,706,376	$1,525,760	$ (710,410)	$ 3,640,807	$ 7,098	$ 3,647,905

See the accompanying Notes to Consolidated Financial Statements.

JACOBS SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Fiscal Years Ended September 26, 2025, September 27, 2024 and September 29, 2023

(In thousands)

	September 26, 2025	September 27, 2024	September 29, 2023
Cash Flows from Operating Activities:			
Net Earnings of the Group	$ 303,956	$ 852,643	$ 719,656
Adjustments to reconcile net earnings to net cash flows provided by operations:			
Depreciation and amortization:			
Property, equipment and improvements	82,059	99,232	103,346
Intangible assets	155,517	209,507	203,906
Loss on extinguishment of debt	20,510	—	—
Loss (gain) on investment in equity securities	227,305	(186,931)	—
Stock based compensation	60,960	74,193	74,337
Equity in earnings of operating ventures, net of return on capital distributions	(1,526)	(16,079)	(324)
(Gain) loss on disposals of assets, net	(722)	(3,200)	7,690
Impairment of equity method investment and other long-term assets	—	3,000	48,163
Deferred income taxes	(94,532)	(224,935)	(76,815)
Changes in assets and liabilities, excluding the effects of businesses acquired:			
Receivables and contract assets, net of contract liabilities	(177,877)	59,587	(8,395)
Prepaid expenses and other current assets	8,383	11,217	(33,996)
Miscellaneous other assets	60,586	104,659	92,050
Accounts payable	231,254	81,469	166,194
Income taxes payable	(183,273)	94,094	9,408
Accrued liabilities	(64,945)	(138,491)	(279,136)
Other deferred liabilities	75,231	6,047	(49,957)
Other, net	(16,182)	28,661	(1,364)
Net cash provided by operating activities	686,704	1,054,673	974,763
Cash Flows from Investing Activities:			
Additions to property and equipment	(79,232)	(121,114)	(137,486)
Disposals of property and equipment and other assets	2,332	6,187	1,544
Capital contributions to equity investees, net of return of capital distributions	1,609	1,737	7,964
Acquisitions of businesses, net of cash acquired	—	(14,000)	(17,685)
Net cash used for investing activities	(75,291)	(127,190)	(145,663)
Cash Flows from Financing Activities:			
Proceeds from long-term borrowings	2,458,201	4,606,697	3,860,468
Repayments of long-term borrowings	(1,471,800)	(3,370,355)	(4,486,679)
Proceeds from short-term borrowings	—	5,345	13,011
Repayments of short-term borrowings	(656,981)	(866,761)	(3,353)
Debt issuance costs	(92)	(34,331)	(17,177)
Proceeds from issuances of common stock	34,712	47,503	47,782
Common stock repurchases	(754,130)	(402,668)	(265,714)
Taxes paid on vested restricted stock	(27,450)	(41,720)	(24,249)
Cash dividends to shareholders	(153,027)	(142,779)	(128,420)
Net dividends associated with noncontrolling interests	(14,205)	(21,678)	(23,156)
Repurchase of redeemable noncontrolling interests	(10,449)	(55,344)	(92,939)
Proceeds from issuances of redeemable noncontrolling interests	—	19,761	34,016
Cash impact from distribution of SpinCo Business	70,000	(495,307)	—
Net cash used for financing activities	(525,221)	(751,637)	(1,086,410)
Effect of Exchange Rate Changes	3,693	41,640	32,548
Net Increase (Decrease) in Cash and Cash Equivalents and Restricted Cash	89,885	217,486	(224,762)
Cash and Cash Equivalents, including Restricted Cash, at the Beginning of the Period	1,146,931	929,445	1,154,207
Cash and Cash Equivalents, including Restricted Cash, at the End of the Period	$ 1,236,816	$ 1,146,931	$ 929,445
Less Cash and Cash Equivalents included in Assets held for spin	$ —	$ —	$ (155,728)
Cash and Cash Equivalents, including Restricted Cash, of Continuing Operations at the End of the Period	$ 1,236,816	$ 1,146,931	$ 773,717

See the accompanying Notes to Consolidated Financial Statements.

1. Description of Business and Basis of Presentation

Description of Business

Jacobs Solutions Inc. ("Jacobs" or "the Company") is a leading global professional services company that designs and deploys technology-centric solutions to solve many of the world's most complex challenges. The services Jacobs provides to end markets fall into the following two operating segments: Infrastructure & Advanced Facilities and our investment in PA Consulting Group Limited ("PA Consulting"). See Note 19- *Segment Information*.

From advisory and consulting, feasibility, planning, design, program and lifecycle management, Jacobs provides end-to-end services in advanced manufacturing, cities & places, energy, environmental, life sciences, transportation and water. Jacobs provides its services through offices and subsidiaries located primarily in North America, Europe, the Middle East, India, Australia, New Zealand and Asia. Jacobs provides its services under cost-reimbursable (including limited amounts of guaranteed maximum price) and fixed-price contracts, with fixed-price contracts comprised mainly of professional services arrangements and in some limited cases, construction. The percentage of revenues realized from each of these types of contracts for the fiscal years ended September 26, 2025, September 27, 2024 and September 29, 2023 was as follows:

	For the Years Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Cost-reimbursable	68%	69%	70%
Fixed-price	32%	31%	30%

Basis of Presentation, Definition of Fiscal Year, and Other Matters

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of Jacobs Solutions Inc. and its subsidiaries and affiliates which it controls. All intercompany accounts and transactions have been eliminated in consolidation.

The Company's fiscal year ends on the Friday closest to September 30 (determined on the basis of the number of workdays) and, accordingly, an additional week of activity is added every five-to-six years. Fiscal 2020 included an extra week of activity.

On September 27, 2024, Jacobs Solutions Inc. ("Jacobs") completed the previously announced Reverse Morris Trust transaction pursuant to which (i) Jacobs first transferred its Critical Mission Solutions business ("CMS") and portions of its Divergent Solutions ("DVS") business (referred to herein as the Cyber & Intelligence business ("C&I") and together with CMS referred to as the "SpinCo Business"), to Amazon Holdco Inc., a Delaware corporation, that was subsequently renamed Amentum Holdings, Inc. ("SpinCo") (the "Separation"), (ii) Jacobs then effectuated a spin-off of SpinCo by distributing 124,084,108 shares of SpinCo common stock, par value $0.01 per share (the "SpinCo Common Stock") by way of a pro rata distribution to its shareholders such that each holder of shares of Jacobs Common Stock, par value $1.00 per share, (the "Jacobs Common Stock") was entitled to receive one share of SpinCo Common Stock for each share of Jacobs common stock held as of the record date, September 23, 2024 (the "Distribution"), and (iii) finally, Amentum Parent Holdings LLC merged with and into SpinCo, with SpinCo surviving the merger (the "Merger" and together with the Separation and the Distribution, the "Separation Transaction").

As a result of the Separation, substantially all SpinCo Business-related assets and liabilities have been separated and distributed (the "Disposal Group"). The Company determined that the Disposal Group should be reported as discontinued operations in accordance with ASC 205-20, *Discontinued Operations* because their disposal represents a strategic shift that had a major effect on the Company's operations and financial results. As such, the financial results of the SpinCo Business are reflected in the Company's Consolidated Statements of Earnings as well as relevant disclosures as discontinued operations for all periods presented. Additionally, current and non-current assets and liabilities of the Disposal Group were reflected as held for spin in the Consolidated Balance Sheets prior to the Separation Transaction and no amounts remain held for spin as of September 27, 2024 and September 26, 2025. See Note 14- *Discontinued Operations* for more information.

2.   **Significant Accounting Policies**

Revenue Accounting for Contracts

Engineering, Procurement & Construction Contracts, Service Contracts and Software Contracts

The Company recognizes engineering, procurement, and construction contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. Contracts which include engineering, procurement and construction services are generally accounted for as a single deliverable (a single performance obligation). In some instances, the Company's services associated with a construction activity are limited to specific tasks such as customer support, consulting or supervisory services. In these instances, the services are typically identified as separate performance obligations.

The Company recognizes revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. Estimated contract costs include the Company's latest estimates using judgments with respect to labor hours and costs, materials, and subcontractor costs. The percentage-of-completion method (an input method) is the most representative depiction of the Company's performance because it directly measures the value of the services transferred to the customer. Subcontractor materials, labor and equipment and, in certain cases, customer-furnished materials and labor and equipment are included in revenue and cost of revenue when management believes that the company is acting as a principal rather than as an agent (e.g., the company significantly integrates the materials, labor and equipment into the deliverables promised to the customer or is otherwise primarily responsible for fulfillment and acceptability of the materials, labor and/or equipment). The Company recognizes revenue, but not profit, on certain uninstalled materials that are not specifically produced, fabricated, or constructed for a project. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined as assessed at the contract level. Pre-contract costs are expensed as incurred unless they are expected to be recovered from the client. Project mobilization costs are generally charged to project costs as incurred when they are an integrated part of the performance obligation being transferred to the client. Under the typical payment terms of our engineering, procurement and construction contracts, amounts are billed as work progresses in accordance with agreed-upon contractual terms at periodic intervals (e.g., biweekly or monthly) and customer payments are typically due within 30 to 60 days of billing, depending on the contract.

For service contracts, the Company recognizes revenue over time using the cost-to-cost percentage-of-completion method. For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation using an estimate of the stand-alone selling price of each distinct service in the contract. In some instances where the Company is standing ready to provide services, the Company recognizes revenue ratably over the service period. When the Company has operations and maintenance or secondment contracts that do not contain variable consideration or have significant timing differences between cash payment and performance, the practical expedient method is applied for revenue recognition. Under the typical payment terms of our service contracts, amounts are billed as work progresses in accordance with agreed-upon contractual terms, and customer payments are typically due within 30 to 60 days of billing, depending on the contract.

Revenue for certain contracts related to the sale of software licenses is recognized at a point in time, typically at the time of delivery, in accordance with ASC 606. The software license sale will be treated as a performance obligation separate and distinct from any related service and maintenance.

Direct cost of contracts include all costs incurred in connection with and directly for the benefit of client contracts, including depreciation and amortization relating to assets used in providing the services required by the related projects. The level of direct cost of contracts may fluctuate between reporting periods due to a variety of factors, including the amount of pass-through costs we incur during a period. On those projects where we are acting as principal for subcontract labor or third-party materials and equipment, we reflect the amounts of such items in both revenues and costs (and we refer to such costs as "pass-through costs").

Back charges to suppliers or subcontractors are recognized as a reduction of cost when it is determined that recovery of such cost is probable, and the amounts can be reliably estimated. Disputed back charges are recognized when the same requirements described above have been satisfied.

Variable Consideration

The nature of the Company's contracts gives rise to several types of variable consideration, including claims and unpriced change orders; awards and incentive fees; and liquidated damages and penalties. The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company estimates the amount of revenue to be recognized on variable consideration using the expected value (i.e., the sum of a probability-weighted amount) or the most likely amount method, whichever is expected to better predict the amount. Factors considered in determining whether revenue associated with claims (including change orders in dispute and unapproved change orders in regard to both scope and price) should be recognized include the following: (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company's performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only when the costs associated with the claims or unapproved change orders have been incurred and only up to the amount of consideration that is probable of not being reversed.

The Company generally provides limited warranties for work performed under its engineering and construction contracts. The warranty periods typically extend for a limited duration following substantial completion of the Company's work on the project. Historically, warranty claims have not resulted in material costs incurred for which the Company was not compensated for by the customer.

See Note 3- *Revenue Accounting for Contracts* for further discussion.

Joint Ventures and VIEs

As is common to the industry, we execute certain contracts jointly with third parties through various forms of joint ventures. Although the joint ventures own and hold the contracts with the clients, the services required by the contracts are typically performed by us and our joint venture partners, or by other subcontractors under subcontracting agreements with the joint ventures. Many of these joint ventures are formed for a specific project. The assets of our joint ventures generally consist almost entirely of cash and receivables (representing amounts due from clients), and the liabilities of our joint ventures generally consist almost entirely of amounts due to the joint venture partners (for services provided by the partners to the joint ventures under their individual subcontracts) and other subcontractors. In general, at any given time, the equity of our joint ventures represents the undistributed profits earned on contracts the joint ventures hold with clients. Very few of our joint ventures have employees or third-party debt or credit facilities. The debt held by the joint ventures is non-recourse to the general credit of Jacobs.

The assets of a joint venture are available for use for the obligations of the particular joint venture and not for general operations of the Company. Our risk of loss on these arrangements is usually shared with our partners. The liability of each partner is usually joint and several, which means that each partner may become liable for the entire risk of loss on the project. Furthermore, on some of our projects, the Company has granted guarantees which may encumber both our contracting subsidiary company and the Company for the entire risk of loss on the project. The Company is unable to estimate the maximum potential amount of future payments that we could be required to make under outstanding performance guarantees related to joint venture projects due to a number of factors, including but not limited to, the nature and extent of any contractual defaults by our joint venture partners, resource availability, potential performance delays caused by the defaults, the location of the projects, and the terms of the related contracts. See Note 18- *Contractual Guarantees, Litigation, Investigations and Insurance* for further discussion.

Most of the joint ventures are deemed to be variable interest entities ("VIE") because they lack sufficient equity to finance the activities of the joint venture. The Company uses a qualitative approach to determine if the Company is the primary beneficiary of the VIE, which considers factors that indicate a party has the power to direct the activities that most significantly impact the joint venture's economic performance. These factors include the composition of the governing board, how board decisions are approved, the powers granted to the operational manager(s) and partner that holds that position(s), and to a certain extent, the partner's economic interest in the joint venture. The Company analyzes each joint venture initially to determine if it should be consolidated or unconsolidated.

- Consolidated if the Company is the primary beneficiary of a VIE or holds the majority of voting interests of a non-VIE (and no significant participative rights are available to the other partners).
- Unconsolidated if the Company is not the primary beneficiary of a VIE or does not hold the majority of voting interest of a non-VIE.

Our unconsolidated joint ventures (including equity method investments) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable, and impairment losses are recognized for such investments if there is a decline in fair value below carrying value that is considered to be other-than-temporary.

See Note 8- *Joint Ventures, VIEs and Other Investments* for further discussion.

Fair Value Measurements

Certain amounts included in the accompanying consolidated financial statements are presented at "fair value." Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants as of the date fair value is determined (the "measurement date"). When determining fair value, we consider the principal or most advantageous market in which we would transact, and we consider only those assumptions we believe a typical market participant would consider when pricing an asset or liability. In measuring fair value, we use the following inputs in the order of priority indicated:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets included in Level 1, such as (i) quoted prices for similar assets or liabilities; (ii) quoted prices in markets that have insufficient volume or infrequent transactions (e.g., less active markets); and (iii) model-driven valuations in which all significant inputs are observable or can be derived principally from, or corroborated with, observable market data for substantially the full term of the asset or liability.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the fair value measurement.

The net carrying amounts of cash and cash equivalents, trade receivables and payables and short-term debt approximate fair value due to the short-term nature of these instruments. See Note 9- *Borrowings* for a discussion of the fair value of long-term debt.

Certain other assets and liabilities, such as forward contracts and interest rate swap agreements we purchased as cash-flow hedges discussed in Note 17- *Commitments and Contingencies and Derivative Financial Instruments* and the Company's investment in Amentum ordinary shares discussed in *Note 14- Discontinued Operations* are required to be carried in our Consolidated Financial Statements at Fair Value.

The fair value of the Company's reporting units (when a quantitative impairment analysis is required for the purpose of determining whether there is an impairment of the carrying value of goodwill) is determined using an income and market approach. Both approaches require us to make certain estimates and judgments. Under the income approach, fair value is determined by using the discounted cash flows of our reporting units. Under the market approach, the fair values of our reporting units are determined by reference to guideline companies that are reasonably comparable to our reporting units; the fair values are estimated based on the valuation multiples of earnings before taxes, interest, depreciation and amortization associated with the guideline companies. In assessing whether the carrying value of goodwill has been impaired, we utilize the results of both valuation techniques and consider the range of fair values indicated.

With respect to equity-based compensation (i.e., share-based payments), we estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. Like all option-pricing models, the Black-Scholes model requires the use of subjective assumptions including (i) the expected volatility of the market price of the underlying stock, and (ii) the expected term of the award, among others. Accordingly, changes in assumptions and any subsequent adjustments to those assumptions can cause different fair values to be assigned to our future stock option awards. For restricted stock awards (including restricted stock units) containing service and performance conditions, fair value is based on the closing stock price on the date of grant, adjusted for the expected level of achievement for any performance conditions.

The fair values of the assets owned by the various pension plans that the Company sponsors are determined based on the type of asset, consistent with U.S. GAAP. Equity securities are valued by using market observable data such as quoted prices. Publicly traded corporate equity securities are valued at the last reported sale price on the last business day of the year. Securities not traded on the last business day are valued at the last reported bid price. Fixed income investment funds categorized as Level 2 are valued by the trustee using pricing models that use verifiable observable market data (e.g., interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics. Real estate consists primarily of common or collective trusts, with underlying investments in real estate. These investments are valued using the best information available, including quoted market price, market prices for similar assets when available, internal cash flow estimates discounted at an appropriate interest rate, or independent appraisals, as appropriate. Management values insurance contracts and hedge funds using actuarial assumptions and certain values reported by fund managers.

Fair value measurements relating to our business combinations are made primarily using Level 3 inputs including discounted cash flow and to the extent applicable, Monte Carlo simulation techniques. Fair value for the identified intangible assets is generally estimated using inputs primarily for the income approach using the multiple period excess earnings method and the relief from royalties method. The significant assumptions used in estimating fair value include (i) revenue projections of the business, including profitability, (ii) attrition rates and (iii) the estimated discount rate that reflects the level of risk associated with receiving future cash flows. Other personal property assets, such as furniture, fixtures and equipment, are valued using the cost approach, which is based on replacement or reproduction costs of the asset less depreciation. The fair value of the contingent consideration is estimated using a Monte Carlo simulation and the significant assumptions used include projections of revenues and probabilities of meeting those projections. Key inputs to the valuation of the noncontrolling interests include projected cash flows and the expected volatility associated with those cash flows.

The fair values for the asset groups relating to the impairment assessment of long-lived assets (see Note 10-*Leases*) were estimated primarily using discounted cash flow models (income approach) with Level 3 inputs. The significant assumptions used in estimating fair value include the expected downtime prior to the commencement of future subleases, projected sublease income over the remaining lease periods and discount rates that reflects the level of risk associated with receiving future cash flows.

The methodologies described above and elsewhere in these Notes to Consolidated Financial Statements may produce a fair value measure that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes Level 3 valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

Cash Equivalents

We consider all highly liquid investments with original maturities of less than three months to be cash equivalents. Cash equivalents at September 26, 2025 and September 27, 2024 consisted primarily of money market mutual funds and overnight bank deposits.

Receivables, Contract Assets and Contract Liabilities

Receivables include amounts billed, net and unbilled receivables. Amounts billed, net consist of amounts invoiced to clients in accordance with the terms of our client contracts and are shown net of an allowance for expected credit losses. We anticipate that substantially all of such billed amounts will be collected over the next twelve months.

Unbilled receivables and other, which represent an unconditional right to payment subject only to the passage of time in connection with our client contracts, are reclassified to amounts billed when they are billed under the terms of the contract. We anticipate that substantially all of such unbilled amounts will be billed and collected over the next twelve months.

Contract assets represent unbilled amounts where the right to payment is subject to more than merely the passage of time and includes performance-based incentives and services provided ahead of agreed contractual milestones. Contract assets are transferred to unbilled receivables when the right to consideration becomes unconditional and are transferred to amounts billed upon invoicing.

Contract liabilities represent amounts billed to clients in excess of revenue recognized to date. Amounts will be earned based on achievement of deliverables.

Property, Equipment, and Improvements

Property, equipment and improvements are carried at cost, and are shown net of accumulated depreciation and amortization in the accompanying Consolidated Balance Sheets. Depreciation and amortization are computed primarily by using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the estimated useful life of the asset or the remaining term of the related lease. Estimated useful lives are 40 years for buildings and range from 3 to 10 years for equipment and from 1 to 13 years for leasehold improvements.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired business over the fair value of the net tangible and intangible assets acquired. Goodwill and intangible assets with indefinite lives are not amortized; instead, on an annual basis we test goodwill and intangible assets with indefinite lives for possible impairment. Intangible assets with finite lives are amortized on a straight-line basis over the useful lives of those assets.

For purposes of impairment testing, goodwill is assigned to the applicable reporting units based on the current reporting structure. We have determined that our operating segments are also our reporting units based on management's conclusion that the components comprising each of our operating segments share similar economic characteristics and meet the aggregation criteria in accordance with ASC 350.

We perform our annual goodwill impairment assessment as of the first day of the fourth fiscal quarter each year. We begin with the qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value before applying the quantitative assessment described below. If it is determined through the evaluation of events or circumstances that the carrying value may not be recoverable, the Company then compares the fair value of the related reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized. For the 2025 fiscal year, we determined that the fair values of reporting units significantly exceeded their carrying values and an analysis beyond the qualitative level was not considered necessary.

Impairment of Long-Lived Assets

Our long-lived assets other than goodwill principally consist of right-of-use (ROU) lease assets, property, equipment and improvements, and finite-lived intangible assets. These long-lived assets are evaluated for impairment for each of our asset groups in accordance with ASC 360 by first identifying whether indicators of impairment exist. If such indicators are present, we assess long-lived asset groups for recoverability based on estimated future undiscounted cash flows. For asset groups where the recoverability test fails, the fair value of each asset group is then estimated and compared to its carrying amount. An impairment loss is recognized for the amount by which an asset group's carrying value exceeds its fair value.

Foreign Currencies

In preparing our Consolidated Financial Statements, it is necessary to translate the financial statements of our subsidiaries operating outside the U.S., which are denominated in currencies other than the U.S. dollar, into the U.S. dollar. In accordance with U.S. GAAP, revenues and expenses of operations outside the U.S. are translated into U.S. dollars using weighted-average exchange rates for the applicable periods being translated while the assets and liabilities of operations outside the U.S. are generally translated into U.S. dollars using period-end exchange rates. The net effect of foreign currency translation adjustments is included in stockholders' equity as a component of accumulated other comprehensive loss in the accompanying Consolidated Balance Sheets.

Share-Based Payments

We measure the value of services received from employees and directors in exchange for an award of an equity instrument based on the grant-date fair value of the award. The fair value is recognized as a non-cash cost on a straight-line basis over the period the individual provides services, which is typically the vesting period of the award with the exception of awards containing an internal performance measure, such as Earnings Per Share growth and Return on Invested Capital, which is recognized on a straight-line basis over the vesting period subject to the probability of meeting the performance requirements and adjusted for the number of shares expected to be earned. The cost of these awards is recorded in selling, general and administrative expenses in the accompanying Consolidated Statements of Earnings.

Concentrations of Credit Risk

Our cash balances and cash equivalents are maintained in accounts held by major banks and financial institutions located in North America, South America, Europe, the Middle East, India, Australia, Africa and Asia. In the normal course of business, and consistent with industry practices, we grant credit to our clients without requiring collateral. Concentrations of credit risk is the risk that, if we extend a significant amount of credit to clients in a specific geographic area or industry, we may experience disproportionately high levels of default if those clients are adversely affected by factors particular to their geographic area or industry. Concentrations of credit risk relative to trade receivables are limited due to our diverse client base, which includes the U.S. federal government and multi-national corporations operating in a broad range of industries and geographic areas. Additionally, in order to mitigate credit risk, we continually evaluate the credit worthiness of our major commercial clients.

Leases

The Company accounts for its leases in accordance with ASC 842, *Leases ("ASC 842")*. ASC 842 requires lessees to recognize assets and liabilities for most leases. The Company determines if an arrangement is a lease at contract inception. A lease exists when a contract conveys to the customer the right to control the use of an identified asset for a period of time in exchange for consideration. The definition of a lease embodies two conditions: (1) there is an identified asset in the contract, and (2) the customer has the right to control the use of the identified asset. Lessees are required to classify leases as either finance or operating leases. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease.

The Company's right-of use assets and lease liabilities relate to real estate, project assets used in connection with long-term construction contracts, IT assets and vehicles. The Company's leases have remaining lease terms of less than one year to eighteen years. The Company's lease obligations are primarily for the use of office space and are primarily operating leases. Certain of the Company's leases contain renewal, extension, or termination options. The Company assesses each option on an individual basis and will only include options reasonably certain of exercise in the lease term. The Company generally considers the base term to be the term provided in the contract. None of the Company's lease agreements contain material options to purchase the leased property, material residual value guarantees, or material restrictions or covenants.

Long-term project asset and vehicle leases (leases with terms greater than twelve months), along with all real estate and IT asset leases, are recorded on the consolidated balance sheet at the present value of the minimum lease payments not yet paid. Because the Company primarily acts as a lessee and the rates implicit in its leases are not readily determinable, the Company generally uses its incremental borrowing rate on the lease commencement date to calculate the present value of future lease payments. Certain leases include payments that are based solely on an index or rate. These variable lease payments are included in the calculation of the ROU asset and lease liability and are initially measured using the index or rate at the lease commencement date. Other variable lease payments, such as payments based on use and for property taxes, insurance, or common area maintenance that are based on actual assessments are excluded from the ROU asset and lease liability and are expensed as incurred. In addition to the present value of the future lease payments, the calculation of the ROU asset also includes any deferred rent, lease prepayments and initial direct costs of obtaining the lease, such as commissions.

Certain lease contracts contain non-lease components such as maintenance and utilities. The Company has made an accounting policy election, as allowed under ASC 842-10-15-37 and discussed above, to capitalize both the lease component and non-lease components of its contracts as a single lease component for all of its right-of-use assets.

Short-term project asset and vehicle leases (project asset and vehicle leases with an initial term of twelve months or less or leases that are cancellable by the lessee and lessor without significant penalties) are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term. The majority of the Company's short-term leases relate to equipment used on construction projects. These leases are entered into at agreed upon hourly, daily, weekly or monthly rental rates for an unspecified duration and typically have a termination for convenience provision. Such equipment leases are considered short-term in nature unless it is reasonably certain that the equipment will be leased for a term greater than twelve months.

Pensions

We use certain assumptions and estimates in order to calculate periodic pension cost and the value of the assets and liabilities of our pension plans. These assumptions involve discount rates, investment returns, and projected salary increases, among others. Changes in the actuarial assumptions may have a material effect on the plans' liabilities and the projected pension expense.

We use a corridor approach to amortize actuarial gains and losses. Under this approach, net gains or losses in excess of ten percent of the larger of the pension benefit obligation or the market-related value of the assets are amortized on a straight-line basis. The period of amortization is the average remaining service of active participants who are expected to receive benefits under certain plans and the average remaining future lifetime of plan participants for certain plans.

We measure our defined benefit plan assets and obligations as of the end of the month closest to their fiscal year end, which is September 26, 2025 as the alternative measurement date in accordance with FASB guidance ASU 2015-04, *Compensation Retirement Benefit (Topic 715): Practical Expedient for the Measurement Date of an Employer's Defined Benefit Obligation and Plan Asset*. This guidance allows employers with fiscal year ends that do not coincide with a calendar month end to make an accounting policy election to measure defined benefit plan assets and obligations as of the end of the month closest to their fiscal year end.

Redeemable Noncontrolling Interests

In connection with the PA Consulting investment in March 2021, the Company recorded redeemable noncontrolling interests, representing the interest holders' initial 35% equity interest in the form of preferred and common shares of PA Consulting. The preferred shares are entitled to a cumulative annual compounding 12% dividend based on the outstanding preferred share subscription price. These noncontrolling interest holders have certain option rights to put the preferred and common share interests back to the Company at a value based on the fair value of PA Consulting (the redemption values). The primary inputs and assumptions impacting the fair value of PA Consulting include projections of revenue and earnings before interest, taxes, depreciation and amortization and discount rates applied thereto. Additionally, the Company has an option to call the interests for certain individual shareholders in certain circumstances. Because the interests are redeemable at the option of the holders and not solely within the control of the Company, the Company classified the interests in redeemable noncontrolling interests within its Consolidated Balance Sheet at their redemption values. The optional redemption features may become exercisable no earlier than five years from the March 2, 2021 closing date, or upon the occurrence of certain other events.

The Company has deemed these interests probable of becoming redeemable in the future and requiring their measurement at the greater of (i) the redemption amount that would be paid if settlement occurred at the balance sheet date, or (ii) the historical value resulting from the original acquisition date fair value plus the impact of any earnings or loss attribution amounts, including dividends. The fair value of the PA Consulting redeemable noncontrolling interest is determined using a combination of the income and market approaches. Under the income approach, fair value is determined by using the projected discounted cash flows of PA Consulting. Under the market approach, the fair value is determined by reference to guideline companies that are reasonably comparable to PA Consulting; the fair value is estimated based on the valuation multiples of earnings before interest, taxes, depreciation and amortization.

Further, to the extent redemption values exceed historical values of the interests, changes in redemption amounts are recognized as changes to redeemable noncontrolling interests with an offsetting change in consolidated retained earnings. Additionally, particular to the preference share and in certain circumstances the ordinary share components of redeemable noncontrolling interests, such changes in consolidated retained earnings could also be reflected as a corresponding adjustment to net earnings attributable to Jacobs for purposes of the calculation of consolidated earnings per share attributable to common shareholders.

Income Taxes

We determine our consolidated income tax expense using the asset and liability method prescribed by U.S. GAAP. Under this method, deferred tax assets and liabilities are recognized for the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Such deferred tax assets and liabilities are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. If and when we determine that a deferred tax asset will not be realized for its full amount, we will recognize and record a valuation allowance with a corresponding charge to earnings. Judgment is required in determining our provision for income taxes. In the normal course of business, we may engage in numerous transactions every day for which the ultimate tax outcome (including the period in which the transaction will ultimately be included in taxable income or deducted as an expense) is uncertain. Additionally, we file income, franchise, gross receipts and similar tax returns in many jurisdictions. Our tax returns are subject to audit and investigation by the Internal Revenue Service, most states in the U.S., and by various government agencies representing many jurisdictions outside the U.S.

The Tax Cuts and Jobs Act of 2017 (the "Tax Act") contains a provision which subjects a U.S. parent of a foreign subsidiary to current U.S. tax on its global intangible low–taxed income ("GILTI"). The GILTI income is eligible for a deduction, which lowers the effective tax rate of GILTI to 10.5% for calendar years 2018 through 2025 and 13.125% after 2025. The Company will report the tax impact of GILTI as a period cost when incurred. Accordingly, the Company is not providing deferred taxes for basis differences expected to reverse as GILTI.

Contractual Guarantees, Litigation, Investigations and Insurance

In the normal course of business, we are subject to certain contractual guarantees and litigation. We record in the Consolidated Balance Sheets amounts representing our estimated liability relating to such guarantees, litigation and insurance claims. Guarantees are accounted for in accordance with ASC 460-10, *Guarantees*, at fair value at the inception of the guarantee. We perform an analysis to determine the level of reserves to establish for both insurance-related claims that are known and have been asserted against us as well as for insurance-related claims that are believed to have been incurred based on actuarial analysis but have not yet been reported to our claims administrators as of the respective balance sheet dates. We include any adjustments to such insurance reserves in our Consolidated Statements of Earnings. In addition, as a contractor providing services to various agencies of the U.S. federal government, we are subject to many levels of audits, investigations, and claims by, or on behalf of, the U.S. federal government with respect to contract performance, pricing, costs, cost allocations and procurement practices. We adjust revenues based upon the amounts we expect to realize considering the effects of any client audits or governmental investigations.

Business Combinations

U.S. GAAP requires that the purchase price paid for business combinations accounted for using the acquisition method be allocated to the assets and liabilities acquired based on their respective fair values. The Company makes certain estimates and judgments relating to other assets and liabilities acquired as well as any identifiable intangible assets acquired.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires us to employ estimates and make assumptions that affect the reported amounts of certain assets and liabilities; the revenues and expenses reported for the periods covered by the financial statements; and certain amounts disclosed in these Notes to the Consolidated Financial Statements. Although such estimates and assumptions are based on management's most recent assessment of the underlying facts and circumstances utilizing the most current information available and past experience, actual results could differ significantly from those estimates and assumptions. Our estimates, judgments and assumptions are evaluated periodically and adjusted accordingly.

New Accounting Pronouncements

ASU 2025-05, *Financial Instruments—Credit Losses, (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, provides all entities with a practical expedient option when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The amendments in this update are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual periods, with early adoption permitted. ASU 2025-05 will be effective for the Company in first quarter of fiscal 2027. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

ASU 2025-03, *Business Combinations, (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity*, clarifies the guidance in determining the accounting acquirer in a business combination effected primarily by exchanging equity interests when the acquiree is a variable interest entity that meets the definition of a business. The standard is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted, and the standard is to be applied prospectively to acquisitions after the adoption date. ASU 2025-03 will be effective for the Company in the first quarter of fiscal 2028. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

ASU 2024-03, *Income Statement, (Subtopic 220-40): Reporting Comprehensive Income – Disaggregation of Income Statement Expenses*, requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments in this update also provide guidance on the disaggregation disclosure requirements for certain expense captions presented on the face of an entity's income statement and provide guidance on the disclosure of selling expenses. The amendments in ASU 2024-03 are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The amendments should be applied prospectively; however, retrospective application is also permitted. ASU 2024-03 will be effective for the Company in the fourth quarter of fiscal 2027. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

ASU 2023-09, *Income Taxes, (Topic 740): Improvements to Income Tax Disclosures*, provides qualitative and quantitative updates to the Company's effective income tax rate reconciliation and income taxes paid disclosures, among others, in order to enhance the transparency of income tax disclosures, including consistent categories and greater disaggregation of information in the rate reconciliation and disaggregation by jurisdiction of income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied prospectively; however, retrospective application is also permitted. ASU 2023-09 will be effective for the Company's annual fiscal 2026 period. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

ASU 2023-07, *Segment Reporting, (Topic 280): Improvements to Reportable Segment Disclosures*, requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items to reconcile to segment profit or loss, and the title and position of the entity's CODM. The amendments in this update also expand the interim segment disclosure requirements. ASU 2023-07 is effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and the amendments in this update are required to be applied on a retrospective basis. ASU 2023-07 was effective for the Company's annual fiscal 2025 period. The Company adopted this update effective for the fiscal year ended September 26, 2025.

ASU 2023-06, *Disclosure Improvements*: *Amendments - Codification Amendments in Response to the Disclosure Update and Simplification Initiative of the Securities and Exchange Commission ("SEC")*. The Financial Accounting Standards Board issued the standard to introduce changes to US GAAP that originate in either SEC Regulation S-X or S-K, which are rules about the form and content of financial reports filed with the SEC. The provisions of the standard are contingent upon instances where the SEC removes the related disclosure provisions from Regulation S-X and S-K. ASU 2023-06 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied prospectively; however, retrospective application is also permitted. ASU 2023-06 will be effective for the company in the fourth quarter of Fiscal 2026. The Company does not expect that the application of this standard will have a material impact on our consolidated financial statements and related disclosures.

3. **Revenue Accounting for Contracts**

Disaggregation of Revenues

Our revenues are principally derived from contracts to provide a diverse range of technical, professional, and construction services to a large number of industrial, commercial, and governmental clients. We provide a broad range of engineering, design, and architectural services; construction and construction management services; operations and maintenance services; and technical, digital, process, scientific and systems consulting services. We provide our services through offices and subsidiaries located primarily in North America, Europe, the Middle East, India, Australia, Africa, and Asia. We provide our services under cost-reimbursable and fixed-price contracts. Our contracts are with many different customers in numerous industries. Refer to Note 19- *Segment Information* for additional information on how we disaggregate our revenues by reportable segment.

The following table further disaggregates our revenue by geographic area for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

	For the Years Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Revenues:			
United States	$ 7,415,464	$ 7,178,610	$ 6,511,371
Europe	2,871,566	2,689,298	2,704,684
Canada	248,118	261,682	266,926
Asia	144,944	132,658	133,670
India	180,124	152,591	164,212
Australia and New Zealand	573,237	549,571	558,096
Middle East and Africa	596,330	536,531	512,461
Total	$ 12,029,783	$ 11,500,941	$ 10,851,420

The following table presents the revenues earned directly or indirectly from the U.S. federal government and its agencies, expressed as a percentage of total revenues:

For the Years Ended		
September 26, 2025	September 27, 2024	September 29, 2023
8%	10%	9%

Contract Liabilities

Contract liabilities represent amounts billed to clients in excess of revenue recognized to date. Revenue recognized for the year ended September 26, 2025 that was previously included in the contract liability balance on September 27, 2024 was $728 million. Revenue recognized for the year ended September 27, 2024 that was previously included in the contract liability balance on September 29, 2023 was $521 million.

Remaining Performance Obligations

The Company's remaining performance obligations as of September 26, 2025 represent a measure of the total dollar value of work to be performed on contracts awarded and in progress. The Company had approximately $15.7 billion in remaining performance obligations as of September 26, 2025. The Company expects to recognize 51% of our remaining performance obligations within the next twelve months and the remaining 49% thereafter. The majority of the remaining performance obligations after the first twelve months are expected to be recognized over a four-year period.

Although our remaining performance obligations reflect business volumes that are considered to be firm, normal business activities including scope adjustments, deferrals or cancellations may occur that impact volume or expected timing of their recognition. Remaining performance obligations are adjusted to reflect any known project cancellations, revisions to project scope and cost, foreign currency exchange fluctuations and project deferrals, as appropriate.

4.   Earnings Per Share and Certain Related Information

Basic and Diluted Earnings Per Share

Basic and diluted earnings per share ("EPS") are computed using the two-class method, which is an earnings allocation method that determines EPS for common shares and participating securities. The undistributed earnings are allocated between common shares and participating securities as if all earnings had been distributed during the period. Participating securities and common shares have equal rights to undistributed earnings. Net earnings used for the purpose of determining basic and diluted EPS is determined by taking net earnings, less earnings available to participating securities and the redeemable noncontrolling interests redemption value adjustment associated with the PA Consulting investment.

The following table reconciles the numerator and denominator used to compute basic EPS to the denominator used to compute diluted EPS for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

	For the Years Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Numerator for Basic and Diluted EPS:			
Net earnings attributable to Jacobs from continuing operations	$ 313,302	$ 612,804	$ 379,125
Redeemable Noncontrolling interests redemption value adjustment (See Note 15- *PA Consulting Redeemable Noncontrolling Interests*)	912	(10,274)	8,340
Net earnings from continuing operations allocated to common stock for EPS calculation	$ 314,214	$ 602,530	$ 387,465
Net (loss) earnings from discontinued operations allocated to common stock for EPS calculation	$ (23,966)	$ 193,289	$ 286,652
Net earnings allocated to common stock for EPS calculation	$ 290,248	$ 795,819	$ 674,117
Denominator for Basic and Diluted EPS:			
Shares used for calculating basic EPS attributable to common stock	121,468	125,324	126,607
Effect of dilutive securities:			
Stock compensation plans	464	557	607
Shares used for calculating diluted EPS attributable to common stock	121,932	125,881	127,214
Net Earnings Per Share:			
Basic Net Earnings from Continuing Operations Per Share	$ 2.59	$ 4.81	$ 3.06
Basic Net (Loss) Earnings from Discontinued Operations Per Share	$ (0.20)	$ 1.54	$ 2.26
Basic Earnings Per Share:	$ 2.39	$ 6.35	$ 5.32
Diluted Net Earnings from Continuing Operations Per Share	$ 2.58	$ 4.79	$ 3.05
Diluted Net (Loss) Earnings from Discontinued Operations Per Share	$ (0.20)	$ 1.54	$ 2.25
Diluted Earnings Per Share:	$ 2.38	$ 6.32	$ 5.30

Note: Earnings per share amounts may not add due to rounding.

Share Repurchases

On January 16, 2020, the Company's Board of Directors authorized a share repurchase program of up to $1.0 billion of the Company's common stock (the "2020 Repurchase Authorization"). The 2020 Repurchase Authorization expired on January 15, 2023. On January 25, 2023, the Company's Board of Directors authorized an incremental share repurchase program of up to $1.0 billion of the Company's common stock, which would expire on January 25, 2026 (the "2023 Repurchase Authorization"). By the end of the second fiscal quarter of 2025, the Company had repurchased the full amount of common stock authorized under the 2023 Repurchase Authorization.

On January 30, 2025, the Company's Board of Directors authorized an incremental share repurchase program of up to $1.5 billion of the Company's common stock, to expire on January 30, 2028 (the "2025 Repurchase Authorization"). At September 26, 2025, the Company had $1.2 billion remaining under the 2025 Repurchase Authorization.

The following table summarizes repurchase activity under the 2020 Repurchase Authorization during fiscal 2023 through expiration during the second fiscal quarter of 2023:

Amount Authorized (2020 Repurchase Authorization)	Average Price Per Share (1)	Shares Repurchased	Total Shares Retired
$1,000,000,000	$113.56	1,237,688	1,237,688

(1) Includes commissions paid and excise tax due under the Inflation Reduction Act of 2022 and calculated at the average price per share.

The following table summarizes the activity under the 2023 Repurchase Authorization during fiscal 2025:

Amount Authorized (2023 Repurchase Authorization)	Average Price Per Share (1)	Shares Repurchased	Total Shares Retired
$1,000,000,000	$133.51	3,570,275	3,570,275

(1) Includes commissions paid and excise tax due under the Inflation Reduction Act of 2022 and calculated at the average price per share.

The following table summarizes the activity under the 2025 Repurchase Authorization during fiscal 2025:

Amount Authorized (2025 Repurchase Authorization)	Average Price Per Share (1)	Shares Repurchased	Total Shares Retired
$1,500,000,000	$131.05	2,117,350	2,117,350

(1) Includes commissions paid and excise tax due under the Inflation Reduction Act of 2022 and calculated at the average price per share.

Our share repurchase programs do not obligate the Company to purchase any shares. Share repurchases may be executed through various means including, without limitation, accelerated share repurchases, open market transactions, privately negotiated transactions, purchases pursuant to a Rule 10b5-1 plan or otherwise. The authorization for the share repurchase programs may be terminated, increased or decreased by the Company's Board of Directors in its discretion at any time. The timing, amount and manner of share repurchases may depend upon market conditions and economic circumstances, availability of investment opportunities, the availability and costs of financing, currency fluctuations, the market price of the Company's common stock, other uses of capital and other factors.

Common and Preferred Stock

Jacobs is authorized to issue two classes of capital stock designated "common stock" and "preferred stock" (each has a par value of $1.00 per share). The preferred stock may be issued in one or more series. The number of shares to be included in a series as well as each series' designation, relative powers, dividend and other preferences, rights and qualifications, redemption provisions and restrictions are to be fixed by the Company's Board of Directors at the time each series is issued. Except as may be provided by the Company's Board of Directors in a preferred stock designation, or otherwise provided for by statute, the holders of shares of common stock have the exclusive right to vote for the election of directors and on all other matters requiring stockholder action. The holders of shares of common stock are entitled to dividends if and when declared by the Company's Board of Directors from whatever assets are legally available for that purpose.

Dividends

On November 18, 2025, the Company's Board of Directors declared a quarterly dividend of $0.32 per share of the Company's common stock, which will be paid on December 19, 2025, to shareholders of record on the close of business on December 2, 2025. Future dividend declarations are subject to review and approval by the Company's Board of Directors.

Dividends paid through September 26, 2025 and the preceding fiscal year are as follows:

Declaration Date	Record Date	Payment Date	Cash Amount (per share)
July 31, 2025	August 22, 2025	September 19, 2025	$0.32
April 30, 2025	May 23, 2025	June 20, 2025	$0.32
January 30, 2025	February 21, 2025	March 21, 2025	$0.32
September 26, 2024	October 25, 2024	November 22, 2024	$0.29
July 11, 2024	July 26, 2024	August 23, 2024	$0.29
May 2, 2024	May 24, 2024	June 21, 2024	$0.29
January 25, 2024	February 23, 2024	March 22, 2024	$0.29
September 28, 2023	October 27, 2023	November 9, 2023	$0.26

5.   Goodwill and Intangibles

The carrying value of goodwill associated with continuing operations and appearing in the accompanying Consolidated Balance Sheets September 26, 2025 and September 27, 2024 was as follows (in thousands):

	Infrastructure & Advanced Facilities	PA Consulting	Total
Balance September 27, 2024	$ 3,362,760	$ 1,425,421	$ 4,788,181
Foreign currency translation and other	(11,270)	3,907	(7,363)
Balance September 26, 2025	$ 3,351,490	$ 1,429,328	$ 4,780,818

The following table provides certain information related to the Company's acquired intangibles in the accompanying Consolidated Balance Sheets for the year ended September 26, 2025 (in thousands):

	Customer Relationships, Contracts and Backlog	Developed Technology	Trade Names	Total
Balances, September 27, 2024	$ 651,894	$ 31,515	$ 191,485	$ 874,894
Amortization	(128,811)	(11,985)	(14,721)	(155,517)
Foreign currency translation and other	(1,808)	(6)	107	(1,707)
Balances, September 26, 2025	$ 521,275	$ 19,524	$ 176,871	$ 717,670
Weighted Average Amortization Period (years)	6	4	15	8

The weighted average amortization period includes the effects of foreign currency translation.

The following table presents estimated amortization expense of intangible assets for fiscal 2026 and for the succeeding years.

Fiscal Year	(in millions)
2026	$ 139.0
2027	109.0
2028	98.6
2029	98.6
2030	76.3
Thereafter	196.2
Total	$ 717.7

6. **Other Financial Information**

Receivables and Contract Assets

The following table presents the components of receivables and contract assets appearing in the accompanying Consolidated Balance Sheets at September 26, 2025 and September 27, 2024 as well as certain other related information (in thousands):

	September 26, 2025	September 27, 2024
Amounts billed, net	$ 1,386,253	$ 1,278,980
Unbilled receivables and other	1,115,286	1,132,980
Contract assets	487,528	433,492
Total receivables and contract assets, net	$ 2,989,067	$ 2,845,452

Property, Equipment and Improvements, Net

The following table presents the components of our property, equipment and improvements, net at September 26, 2025 and September 27, 2024 (in thousands):

	September 26, 2025	September 27, 2024
Land	$ —	$ 69
Buildings	43,792	45,747
Equipment	742,145	702,680
Leasehold improvements	174,497	165,043
Construction in progress	8,754	7,183
	969,188	920,722
Accumulated depreciation and amortization	(657,316)	(605,092)
	$ 311,872	$ 315,630

The following table presents our property, equipment and improvements, net by geographic area for the years ended September 26, 2025 and September 27, 2024 (in thousands):

	September 26, 2025	September 27, 2024
United States	$ 142,289	$ 149,843
Europe	121,359	116,957
Canada	5,600	5,387
Asia	4,249	3,686
India	10,561	10,127
Australia and New Zealand	18,904	21,912
Middle East and Africa	8,910	7,718
Total	$ 311,872	$ 315,630

Accrued Liabilities

The following table presents the components of accrued liabilities shown in the accompanying Consolidated Balance Sheets at September 26, 2025 and September 27, 2024 (in thousands):

	September 26, 2025	September 27, 2024
Accrued payroll and related liabilities	$ 656,641	$ 654,295
Accrued professional liability and other	221,534	206,402
Income, sales and other tax accruals	113,795	134,990
Insurance liabilities	43,346	54,592
Dividends payable	2,438	37,485
Total	$ 1,037,754	$ 1,087,764

Accumulated Other Comprehensive Income (Loss)

The following table presents the Company's roll forward of accumulated income (loss) after-tax for the years ended September 26, 2025 and September 27, 2024 (in thousands):

	Change in Pension and Retiree Medical Plan Liabilities	Foreign Currency Translation Adjustment (1)	(Loss)/Gain on Cash Flow Hedges (2)	Total
Balance at September 29, 2023	$ (325,692)	$ (635,937)	$ 103,675	$ (857,954)
Other comprehensive (loss) income	(45,190)	211,702	(8,166)	158,346
Reclassifications from other comprehensive income (loss)	192	—	(54,506)	(54,314)
Distribution of SpinCo Business	(247)	54,719	—	54,472
Balance at September 27, 2024	$ (370,937)	$ (369,516)	$ 41,003	$ (699,450)
Other comprehensive (loss) income	(2,198)	(4,453)	3,327	(3,324)
Reclassifications from other comprehensive income (loss)	225	—	(7,861)	(7,636)
Balance at September 26, 2025	$ (372,910)	$ (373,969)	$ 36,469	$ (710,410)

(1) Included in the overall foreign currency translation adjustment for the years ended September 26, 2025 and September 27, 2024 is $(1.0) million and $(8.9) million, respectively, in unrealized losses on long-term foreign currency denominated intercompany loans not anticipated to be settled in the foreseeable future.

(2) Included in the Company's cumulative net unrealized gains from interest rate swaps recorded in accumulated other comprehensive loss as of September 26, 2025 and September 27, 2024 were approximately $6.2 million and $5.9 million, respectively in unrealized gains, net of taxes, which are expected to be realized in earnings during the twelve months subsequent to September 26, 2025.

7.   **Income Taxes**

The following table presents the components of our consolidated income taxes for continuing operations for years ended September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

	For the Years Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Current income tax expense from continuing operations:			
Federal	$ 135,862	$ 102,702	$ 13,852
State	40,445	46,881	16,825
Foreign	138,015	100,421	142,177
Total current tax expense from continuing operations	$ 314,322	$ 250,004	$ 172,854
Deferred income tax (benefit) expense from continuing operations:			
Federal	$ (71,540)	$ (99,686)	$ (28,779)
State	(21,809)	(32,068)	4,534
Foreign	(5,418)	13,243	(47,273)
Total deferred tax benefit from continuing operations	$ (98,767)	$ (118,511)	$ (71,518)
Consolidated income tax expense from continuing operations	$ 215,555	$ 131,493	$ 101,336

Deferred taxes reflect the tax effects of temporary differences between the amounts recorded as assets and liabilities for financial reporting purposes and the comparable amounts recorded for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The following table presents the components of our net deferred tax (liabilities) assets at September 26, 2025 and September 27, 2024 (in thousands):

	September 26, 2025	September 27, 2024 (1)
Deferred tax assets:		
Other employee benefit plans	$ 112,906	$ 110,377
Net operating losses	207,377	259,335
Foreign tax credit	38,989	42,394
Lease liability	78,386	93,488
Capitalized research costs	184,394	112,652
Unrealized foreign exchange loss	11,244	11,891
Other	32,693	10,178
Valuation allowance	(193,050)	(217,397)
Gross deferred tax assets	472,939	422,918
Deferred tax liabilities:		
Depreciation and amortization	(211,627)	(243,234)
Lease right of use asset	(37,078)	(41,817)
Defined benefit pension plans	(16,102)	(4,540)
Hedge investments	(12,259)	(13,862)
Unrealized foreign exchange gain	(947)	(12,598)
Other	(20,933)	(28,116)
Gross deferred tax liabilities	(298,946)	(344,167)
Net deferred tax assets	$ 173,993	$ 78,751

(1)   Prior period amounts have been reclassified to conform with the current period presentation

Valuation allowances are recorded to reduce deferred tax assets to the amount that is more likely than not to be realized based on an assessment of positive and negative evidence, including estimates of future taxable income necessary to realize future deductible amounts. The Company's total valuation allowances were $193.1 million and $217.4 million at September 26, 2025 and September 27, 2024, respectively. This change in the valuation allowances is primarily attributable to a $24.2 million decrease resulting from the expiration and other adjustments of certain net operating losses and foreign tax credits and an offsetting elimination of their related valuation allowances.

At September 26, 2025 and September 27, 2024, the Company's U.S. and international net operating loss carryforwards totaled $732.4 million and $915.6 million, resulting in a net operating loss deferred tax asset of $207.4 million and $259.3 million, respectively. The Company's net operating losses have various expiration periods between 2026 and indefinite periods. At September 26, 2025, the Company has foreign tax credit carryforwards of $39.0 million (which has a partial valuation allowance of $22.4 million) with $5.8 million expected to expire in 2026 and the remaining by 2033.

The following table reconciles total income tax expense from continuing operations using the statutory U.S. federal income tax rate to the consolidated income tax expense for continuing operations shown in the accompanying Consolidated Statements of Earnings for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 (dollars in thousands):

	For the Years Ended					
	September 26, 2025	%	September 27, 2024	%	September 29, 2023	%
Statutory amount	$ 114,130	21.0 %	$ 163,230	21.0 %	$ 109,405	21.0 %
State taxes, net of the federal benefit	15,852	2.9 %	21,615	2.8 %	13,938	2.7 %
Exclusion of tax on non-controlling interests	(880)	(0.2)%	(5,230)	(0.7)%	(5,461)	(1.0)%
Foreign:						
Difference in tax rates of foreign operations	11,458	2.1 %	17,891	2.3 %	4,583	0.9 %
Expense/(Benefit) from foreign valuation allowance change	415	0.1 %	(27,780)	(3.6)%	(1,305)	(0.3)%
U.S. tax cost of foreign operations	76,014	14.0 %	72,887	9.4 %	68,662	13.2 %
Derecognition of deferred tax liabilities related to investment in Australian partnership	—	— %	(61,614)	(7.9)%	—	— %
Other Includable Income	1,344	0.2 %	25,952	3.3 %	—	— %
Tax differential on foreign earnings	89,231	16.4 %	27,336	3.5 %	71,940	13.8 %
Foreign tax credits	(48,885)	(9.0)%	(33,402)	(4.3)%	(36,180)	(6.9)%
Tax Rate Change	98	— %	(147)	— %	(9,913)	(1.9)%
Valuation allowance	988	0.2 %	12,339	1.6 %	(7,169)	(1.4)%
Uncertain tax positions	11,153	2.1 %	(1,153)	(0.1)%	(38,844)	(7.5)%
Other items:						
Disallowed officer compensation	5,157	0.9 %	5,394	0.7 %	7,081	1.4 %
Research and Development Credit	(35,637)	(6.6)%	(17,110)	(2.2)%	(2,133)	(0.4)%
Non-Deductible Incentive Compensation	18,376	3.4 %	3,296	0.4 %	162	— %
Transaction Costs	675	0.1 %	8,500	1.1 %	4	— %
Non-taxable mark-to-market Adjustment for Amentum investment	51,989	9.6 %	(39,255)	(5.1)%	—	— %
Other items – net	(6,692)	(1.2)%	(13,920)	(1.8)%	(1,494)	(0.3)%
Total other items	33,868	6.2 %	(53,095)	(6.8)%	3,620	0.7 %
Income taxes from continuing operations	$ 215,555	39.7 %	$ 131,493	16.9 %	$ 101,336	19.5 %

Note: Certain amounts have been reclassified to conform to the current year presentation.

The following table presents the components of our consolidated earnings from continuing operations before taxes for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

	For the Years Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
United States earnings	$ 129,611	$ 333,902	$ 115,509
Foreign earnings	413,866	443,384	405,466
	$ 543,477	$ 777,286	$ 520,975

We do not record a deferred tax liability for unremitted earnings of our foreign subsidiaries to the extent that the earnings meet the indefinite reversal criteria. The decision as to the amount of unremitted earnings that we intend to maintain in non-U.S. subsidiaries considers items including, but not limited to, forecasts and budgets of financial needs of cash for working capital, liquidity plans, and expected cash requirements in the U.S. As of September 26, 2025, we had not recognized a deferred tax liability on approximately $191.1 million of undistributed earnings for certain foreign subsidiaries, because these earnings are intended to be indefinitely reinvested. If such earnings were distributed, some countries may impose additional taxes.

On July 4, 2025, H.R. 1, also referred to as the "One Big Beautiful Bill Act" ("OBBBA"), was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Act, modifications to the international tax framework and pre-Tax Act treatment for certain business provisions. ASC 740, *Income Taxes*, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. The OBBBA has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The most relevant impact to the Company for fiscal 2025 is the 100% bonus depreciation for qualified property placed in service after January 19, 2025. The Company is currently assessing its impact on the consolidated financial statements for the provisions that will be effective in future periods.

In December 2021, the Organization for Economic Cooperation and Development ("OEC") released the Pillar Two Model Rules (also referred to as the global minimum tax or Global Anti-Base Erosion ("GloBE") rules), which were designed to ensure large multinational enterprises pay a minimum 15 percent level of tax on the income arising in each jurisdiction in which they operate. Several jurisdictions in which we operate have enacted these rules, which were effective for the fiscal year ended September 26, 2025. The Company is continually monitoring developments and evaluating the potential impacts. At this time, implementation of these rules has not generated a material impact on consolidated income taxes.

The Company accounts for unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. It accounts for interest and penalties on unrecognized tax benefits as interest and penalties reported above the line (i.e., not as part of income tax expense). The primary driver of the current year increase relates to uncertain tax positions on research and development credits and accrued liabilities, which is partially offset by the release of uncertain tax positions for which the statute of limitations expired or resolved through settlement during FY25. At September 26, 2025 and September 27, 2024, if recognized, $41.1 million and $27.1 million, respectively, would affect the Company's consolidated effective income tax rate. The Company had $26.7 million and $22.6 million in accrued interest and penalties at September 26, 2025 and September 27, 2024, respectively. The Company estimates that, within twelve months, we may realize a decrease in our uncertain tax positions of approximately $6.6 million as a result of concluding various tax audits and closing tax years.

The amount of income taxes the Company pays is subject to ongoing audits by tax jurisdictions around the world. In the normal course of business, the Company is subject to examination by taxing authorities worldwide, including such major jurisdictions as Australia, Canada, India, the United Kingdom, and the United States. As of September 26, 2025, the Company has certain U.S. tax returns open to audit in 2019 and 2021 through 2024. For jurisdictions outside the U.S., primarily UK and Australia, various tax returns remain open for audit for the years 2018 through 2024. Although the Company believes the reserves established for the tax positions are reasonable, the outcome of tax audits could be materially different, both favorably and unfavorably.

The following table presents the reconciliation of the beginning and ending amount of unrecognized tax benefits, for continuing operations, for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

	For the Years Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Balance, beginning of year	$ 32,886	$ 32,319	$ 82,446
Additions based on tax positions related to the current year	8,966	6,572	1,190
Additions for tax positions of prior years	14,910	5,750	2,537
Reductions for tax positions of prior years	(2,941)	(272)	(52,046)
Lapse in statute of limitations	(1,471)	(11,483)	(1,808)
Settlements	—	—	—
Balance, end of year	$ 52,350	$ 32,886	$ 32,319

8.   Joint Ventures, VIEs and Other Investments

For consolidated joint ventures, the entire amount of the revenue recognized for services performed and the costs associated with these services, including the services provided by the other joint venture partners, are included in the Company's results of operations. Likewise, the entire amount of each of the assets and liabilities are included in the Company's consolidated balance sheet. There are no consolidated VIEs that have debt or credit facilities. Summary financial information of consolidated VIEs is as follows (in millions):

	September 26, 2025	September 27, 2024
Current assets	$ 163.4	$ 161.9
Total assets	$ 163.4	$ 161.9
Current liabilities	$ 144.7	$ 122.7
Total liabilities	$ 144.7	$ 122.7

	For the Years Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Revenue	$ 401.9	$ 472.0	$ 485.5
Direct cost of contracts	(392.4)	(431.2)	(443.1)
Gross profit	$ 9.5	$ 40.8	$ 42.4
Net earnings	$ 9.5	$ 40.8	$ 42.4

Unconsolidated joint ventures are accounted for under the equity method or proportionate consolidation. Proportionate consolidation is used for joint ventures that include unincorporated legal entities and activities of the joint venture are construction-related. For those joint ventures accounted for under proportionate consolidation, only the Company's pro rata share of assets, liabilities, revenue, and costs are included in the Company's balance sheet and results of operations.

For the proportionate consolidated VIEs, the carrying value of assets and liabilities was $143.9 million and $131.9 million as of September 26, 2025, respectively, and $138.8 million and $138.0 million as of September 27, 2024, respectively. For those joint ventures accounted for under the equity method, the Company's investment balances for the joint venture is included in other noncurrent assets: miscellaneous on the balance sheet and the Company's pro rata share of net income is included in revenue. In limited cases, there are basis differences between the equity in the joint venture and Jacobs' investment created when Jacobs purchased their share of the joint venture. These basis differences are amortized based on an internal allocation to underlying net assets, excluding allocations to goodwill. Our investments in equity method joint ventures on the Consolidated Balance Sheets as of September 26, 2025 and September 27, 2024 were a net asset of $36.3 million and $36.6 million, respectively. During the years ended September 26, 2025, September 27, 2024, and September 29, 2023, we recognized income from equity method joint ventures of $8.8 million, $11.9 million, and $3.1 million, respectively.

Accounts receivable from unconsolidated joint ventures accounted for under the equity method is $13.6 million and $12.3 million as of September 26, 2025 and September 27, 2024, respectively.

10. Borrowings

The following table presents certain information regarding the Company's long-term debt at September 26, 2025 and September 27, 2024 (dollars in thousands):

	Interest Rate	Maturity	September 26, 2025	September 27, 2024
Revolving Credit Facility	Benchmark + applicable margin (1)	February 2028	$ 395,000	$ 140,000
2021 Term Loan Facility – USD Portion	Benchmark + applicable margin (2)	February 2026	—	120,000
2021 Term Loan Facility – GBP Portion	Benchmark + applicable margin (2)	September 2025	—	870,415
2025 Term Loan Facility – USD Portion	Benchmark + applicable margin (3)	March 2027	200,000	—
2025 Term Loan Facility – GBP Portion	Benchmark + applicable margin (3)	March 2027	550,261	—
Fixed-rate:				
5.9% Bonds, due 2033	5.9% (4)	March 2033	500,000	500,000
6.35% Bonds, due 2028	6.35%	August 2028	600,000	600,000
Less: Current Portion (5)			—	(870,415)
Less: Deferred Financing Fees			(8,805)	(11,406)
Total Long-term debt, net			$ 2,236,456	$ 1,348,594

(1) The U.S. dollar denominated borrowings under the Revolving Credit Facility bear interest at either a SOFR rate plus a margin of between 0.975% and 1.725% or a base rate plus a margin of between 0% and 0.625% depending on the Company's Consolidated Leverage Ratio or Debt Rating (each as defined in the Revolving Credit Facility (defined below)). The interest rate under the Revolving Credit Agreement also incorporates a modest sustainability-linked pricing adjustment, which resulted in a favorable interest rate adjustment to the Company in February 2025. The applicable SOFR rates, including applicable margins, at September 26, 2025 and September 27, 2024 were approximately 5.37% and 6.64%. Borrowings denominated in British pounds bear interest at an adjusted SONIA rate plus a margin of between 0.908% and 1.658%. There were no amounts drawn in British pounds as of September 26, 2025.

(2) The U.S. dollar denominated borrowings under the 2021 Term Loan Facility bore interest at either a SOFR rate plus a margin of between 0.975% and 1.725% or a base rate plus a margin of between 0% and 0.625% depending on the Company's Consolidated Leverage Ratio or Debit Rating (each as defined in the Amended and Restated Term Loan Agreement (defined below)). The applicable SOFR rate, including applicable margins, for borrowings denominated in U.S. dollars at September 27, 2024 were approximately 6.52%. Borrowings denominated in British pounds bore interest at an adjusted SONIA rate plus a margin of between 0.908% and 1.658%. which was approximately 6.23% at September 27, 2024.

(3) Borrowings under the 2025 Term Loan Facility will bear interest at either a SONIA rate or term SOFR rate plus a margin of between 0.975% and 1.60% or a base rate plus a margin of between 0% and 0.50% depending on the Company's Consolidated Leverage Ratio. The applicable SOFR and SONIA rates, including applicable margins, at September 26, 2025 were approximately 5.42% for borrowings denominated in U.S. dollars and 4.97% for borrowings denominated in British pounds.

(4) The interest rate payable on the 5.90% Bonds (as defined below) may be increased by an additional 12.5 basis points on each of September 1, 2028 and September 1, 2030, based on whether or not the Company achieves the key performance indicators set forth in the First Supplemental Indenture (as defined below). Each key performance indicator is independent of the other. Therefore, we may achieve one, both, or neither.

(5) Balance as of September 27, 2024 is associated with the September 1, 2025 scheduled maturity of the 2021 Term Loan Facility, which was reclassified from long-term debt in September 2024 and subsequently extinguished before March 28, 2025.

We believe the carrying values of the Revolving Credit Facility and the 2025 Term Loan Facility approximates fair value based on the interest rates and scheduled maturities applicable to the outstanding borrowings. At September 26, 2025, the fair value of the 5.9% Bonds and the 6.35% Bonds is estimated to be $527.6 million and $633.3 million, respectively, based on Level 2 inputs. The fair value is determined by discounting future cash flows using interest rates available for issuances with similar terms and average maturities.

Revolving Credit Facility and Term Loans

The Company and certain of its subsidiaries maintain an unsecured revolving credit facility (the "Revolving Credit Facility") established under a third amended and restated credit agreement, dated February 6, 2023 (the "Revolving Credit Agreement"), among Jacobs and certain of its subsidiaries as borrowers and a syndicate of U.S. and international banks and financial institutions. Amounts up to $2.25 billion in credit extensions under the Revolving Credit Facility can be funded in U.S. dollars, British Sterling, Euros, Canadian dollars, Australian dollars, Swedish Krona, Singapore dollars and other agreed upon alternative currencies. The Revolving Credit Agreement also provides for a financial letter of credit sub facility of $400.0 million, permits performance letters of credit, and provides for a $100.0 million sub facility for swing line loans. Letters of credit are subject to fees based on the Company's Consolidated Leverage Ratio and Debt Rating, whichever is more favorable to the Company. The maturity date of the Revolving Credit Facility is February 6, 2028. The Company is a guarantor of the obligations of JEGI and its subsidiaries under the Revolving Credit Agreement.

The Company and JEGI maintained an unsecured delayed draft term loan facility (the "2021 Term Loan Facility") established under an amended and restated term loan agreement dated February 6, 2023 (the "Amended and Restated Term Loan Agreement"), by and among the Company and JEGI and a syndicate of banks and financial institutions. JEGI borrowed $200.0 million and £650.0 million of term loans under the 2021 Term Loan Facility (reflecting scheduled maturities in February 2026 and September 2025, respectively) and the proceeds of such term loans were used primarily to fund JEGI's investment in PA Consulting.

On March 13, 2025, the Company exchanged approximately 19.5 million shares of our investment in Amentum Holdings, Inc. for approximately £239.8 million, or $311.5 million, in aggregate principal amount under the 2021 Term Loan Facility in an equity-for-debt transaction (the "Equity-for-Debt Transaction"). The aggregate principal amount of debt was immediately extinguished, and the Company received no other consideration (cash or otherwise) in connection with the exchange. For more information, please refer to Note 14– *Discontinued Operations.* In connection with the Equity-for-Debt Transaction, $20.5 million in discounts and expenses were recognized as Loss on extinguishment of debt.

On March 27, 2025, the Company, as guarantor, and JEGI, as borrower, entered into a term loan agreement (the "2025 Term Loan Facility") with Bank of America, N.A., as administrative agent and sole lead arranger, and the lenders party thereto. Under the 2025 Term Loan Facility, JEGI borrowed a $200.0 million term loan and £410.0 million term loan for a term of two-years from the date of initial funding, maturing on March 26, 2027. The proceeds from the 2025 Term Loan Facility were used to repay the remaining outstanding 2021 Term Loan Facility principal equal to $120.0 million and £410.2 million, or $531.6 million, with the remaining proceeds used for general corporate purposes.

We were in compliance with the covenants under the Revolving Credit Facility and 2025 Term Loan Facility at September 26, 2025.

5.90% Bonds, due 2033

On February 16, 2023, JEGI completed an offering of $500 million aggregate principal amount of 5.90% Bonds due 2033 (the "5.90% Bonds"). The 5.90% Bonds are fully and unconditionally guaranteed by the Company (the "5.90% Bond Guarantee"). The 5.90% Bonds and the 5.90% Bonds Guarantee were offered pursuant to a prospectus supplement, dated February 13, 2023, to the prospectus dated February 6, 2023, that forms a part of the Company's and JEGI's automatic shelf registration statement on Form S-3ASR previously filed with the SEC, and were issued pursuant to an Indenture, dated as of February 16, 2023, between JEGI, as issuer, the Company, as guarantor, and U.S. Bank Trust Company, National Association, as trustee (the "Trustee"), as amended and supplemented by the First Supplemental Indenture, dated as of February 16, 2023 (the "First Supplemental Indenture"). Interest on the 5.90% Bonds is payable semi-annually in arrears on each March 1 and September 1, until maturity. The 5.90% Bonds bear interest at 5.9% per annum, subject to adjustments as discussed in note (4) to the table above.

Prior to December 1, 2032 (the "5.90% Bonds Par Call Date"), JEGI may redeem the 5.90% Bonds at its option, in whole or in part, at any time and from time to time, at the redemption price calculated by JEGI (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the 5.90% Bonds being redeemed, assuming that such 5.90% Bonds matured on the 5.90% Bonds Par Call Date, discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate (as defined in the First Supplemental Indenture) plus 35 basis points, less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of such 5.90% Bonds to be redeemed, plus, in either case, accrued and unpaid interest on the 5.90% Bonds, if any, to, but excluding, the redemption date. At any time and from time to time on or after the 5.90% Bonds Par Call Date, JEGI may redeem the 5.90% Bonds, at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the 5.90% Bonds to be redeemed, plus accrued and unpaid interest thereon, if any, up to, but excluding, the redemption date.

6.35% Bonds, due 2028

On August 18, 2023, JEGI completed an offering of $600 million aggregate principal amount of 6.35% Bonds due 2028 (the "6.35% Bonds"). The 6.35% Bonds are fully and unconditionally guaranteed by the Company (the "6.35% Bonds Guarantee"). The 6.35% Bonds and the 6.35% Bonds Guarantee were offered pursuant to a prospectus supplement, dated August 15, 2023, to the prospectus dated February 6, 2023, that forms a part of the Company and JEGI's automatic shelf registration statement on Form S-3ASR previously filed with the SEC, and were issued pursuant to the Indenture, as amended and supplemented by the Second Supplemental Indenture, dated as of August 18, 2023 (the "Second Supplemental Indenture"). Interest on the 6.35% Bonds is payable semi-annually in arrears on each February 18 and August 18, until maturity. The Notes will bear interest at a rate of 6.35% per annum and will mature on August 18, 2028. The 6.35% Bonds bear interest at 6.35% per annum.

Prior to July 18, 2028 (the "6.35% Bonds Par Call Date"), JEGI may redeem the 6.35% Bonds at its option, in whole or in part, at any time and from time to time, at the redemption price calculated by JEGI (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the 6.35% Bonds being redeemed, assuming that such 6.35% Bonds matured on the 6.35% Bonds Par Call Date, discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate (as defined in the Second Supplemental Indenture) plus 30 basis points, less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of such 6.35% Bonds to be redeemed, plus, in either case, accrued and unpaid interest on the 6.35% Bonds, if any, to, but excluding, the redemption date. At any time and from time to time on or after the 6.35% Bonds Par Call Date, JEGI may redeem the 6.35% Bonds, at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the 6.35% Bonds to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Other Arrangements

The Company has issued $0.3 million in letters of credit under the Revolving Credit Facility, leaving $1.85 billion of available borrowing capacity under the Revolving Credit Facility at September 26, 2025. In addition, the Company had issued $216.7 million under separate, committed and uncommitted letter-of-credit facilities for total issued letters of credit of $217.0 million at September 26, 2025.

During fiscal 2020, the Company entered into interest rate and cross currency derivative contracts to swap a portion of our variable rate debt to fixed rate debt. See Note 17- *Commitments and Contingencies and Derivative Financial Instruments* for discussion regarding the Company's outstanding derivative instruments.

The following table presents the amount of interest paid by the Company during September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

	For the Years Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
$	147,439	$ 201,199	$ 207,604

10. Leases

The components of lease expense (reflected in selling, general and administrative expenses) for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 were as follows (in thousands):

	September 26, 2025	September 27, 2024	September 29, 2023
Lease cost			
Operating lease cost	$ 109,519	$ 112,088	$ 112,252
Variable lease cost	30,856	33,630	31,565
Sublease income	(19,269)	(19,002)	(17,943)
Total lease cost	$ 121,106	$ 126,716	$ 125,874

Supplemental information related to the Company's leases for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 was as follows (in thousands):

	September 26, 2025	September 27, 2024	September 29, 2023
Cash paid for amounts included in the measurements of lease liabilities	$ 146,341	$ 152,453	$ 151,455
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 72,437	$ 48,727	$ 67,409
Weighted average remaining lease term - operating leases	5.5 years	5.6 years	6.0 years
Weighted average discount rate - operating leases	4.0%	3.6%	3.3%

Total remaining lease payments under the Company's leases for each of the succeeding years is as follows (in thousands):

Fiscal Year	Operating Leases
2026	$ 131,121
2027	107,336
2028	88,078
2029	66,201
2030	48,862
Thereafter	86,572
	528,170
Less Interest	(54,769)
	$ 473,401

As of September 26, 2025, we have entered into operating leases that have not yet commenced of approximately $24.2 million.

Right-of-Use and Other Long-Lived Asset Impairment

During fiscal 2023, as a result of the Company's transformation initiatives, including the changing nature of the Company's use of office space for its workforce, the Company evaluated its existing real estate lease portfolio. These initiatives resulted in the abandonment of certain leased office spaces and the establishment of a formal plan to sublease certain other leased spaces that will no longer be utilized by the Company. In connection with the Company's actions related to these initiatives, the Company evaluated certain of its lease right-of-use assets and related property, equipment and leasehold improvements for impairment under ASC 360.

As a result of the analysis, the Company recognized impairment losses of $46.7 million for the fiscal year September 29, 2023, which are included in selling, general and administrative expenses in the accompanying Statements of Earnings. The impairment losses recorded include $40.9 million related to right-of-use lease assets and $5.8 million related to other long-lived assets, including property, equipment & improvements and leasehold improvements for the fiscal year ended September 29, 2023.

The fair values for the asset groups relating to the impaired long-lived assets were estimated primarily using discounted cash flow models (income approach) with Level 3 inputs. The significant assumptions used in estimating fair value include the expected downtime prior to the commencement of future subleases, projected sublease income over the remaining lease periods and discount rates that reflect the level of risk associated with receiving future cash flows.

11.   Employee Stock Purchase and Stock Incentive Plans

Employee Stock Purchase Plans

Under the Company's stock purchase plans, eligible employees who elect to participate in these plans are granted the right to purchase shares of the common stock of Jacobs at a discount that is limited to 5% of the per-share market value on the day shares are sold to employees.

The following table summarizes the stock issuance activity under the plans for the fiscal years ended September 26, 2025, September 27, 2024 and September 29, 2023:

	For the Years Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Aggregate Purchase Price Paid for Shares Sold (in thousands)	$ 33,583	$ 42,926	$ 40,195
Aggregate Number of Shares Sold	263,729	321,012	355,007

At September 26, 2025, there remains 1,935,700 shares reserved for issuance under the Company's stock purchase plans.

Stock Incentive Plans

We also sponsor the 2023 Stock Incentive Plan, as amended and restated (the "2023 SIP") and the 1999 Outside Director Stock Plan, as amended and restated (the "1999 ODSP") as well as the StreetLight 2011 Stock Plan (the "StreetLight Plan"). The 2023 SIP provides for the issuance of incentive stock options, non-qualified stock options, share appreciation rights ("SARs"), restricted stock and restricted stock units to employees. The 1999 ODSP provides for awards of shares of common stock, restricted stock, restricted stock units and grants of non-qualified stock options to our outside (i.e., nonemployee) directors. Together the 2023 SIP and 1999 ODSP plans are known as the "Stock Incentive Plans". The StreetLight Plan provides for the issuance of incentive stock options, nonstatutory stock options and restricted stock to employees. The StreetLight Plan is frozen for new awards effective February 4, 2022. The following table sets forth certain information about the Stock Incentive Plans:

	2023 SIP	1999 ODSP	Total
Number of shares authorized	29,850,000	1,100,000	30,950,000
Number of remaining shares reserved for issuance at September 26, 2025	3,229,104	99,833	3,328,937
Number of shares available for future awards:			
At September 26, 2025	3,229,104	99,833	3,328,937
At September 27, 2024	3,161,188	112,794	3,273,982

Effective September 28, 2012 until January 23, 2023, all grants of shares under the predecessor to the 2023 SIP were issued on a fungible basis. An award other than an option or SAR was granted on a 1.92-to-1.00 basis ("Fungible"). An award of an option or SAR is granted on a 1-to-1 basis ("Not Fungible"). Effective January 24, 2023, at which time the 2023 SIP was adopted, all awards are granted on a 1-to-1 basis.

In connection with the Separation Transaction, outstanding awards under the Stock Incentive Plans were converted into adjusted Jacobs awards. The adjustment methodology was designed to preserve the value of the awards immediately before and after the Separation Transaction. The outstanding Jacobs awards will continue to have the same terms and conditions. The modification to the awards did not result in material incremental compensation expense.

At September 26, 2025, the amount of compensation cost relating to non-vested awards not yet recognized in the financial statements is approximately $74.4 million. The majority of these unrecognized compensation costs will be recognized by the last quarter of fiscal 2027. The weighted average remaining contractual term of options currently exercisable is 1.9 years.

Stock Options

The following table summarizes the stock option activity for the years ended September 26, 2025, September 27, 2024 and September 29, 2023:

	Number of Stock Options		Weighted Average Exercise Price
Outstanding at September 30, 2022	439,349	$	35.77
Exercised	(215,649)	$	40.61
Cancelled or expired	(6,219)	$	19.73
Outstanding at September 29, 2023	217,481	$	31.43
Exercised	(132,898)	$	37.25
Cancelled or expired	(7,608)	$	20.44
Adjustment to Jacobs awards related to the Separation Transaction (1)	13,821	$	—
Outstanding at September 27, 2024	90,796	$	19.03
Exercised	(41,618)	$	28.45
Cancelled or expired	(841)	$	11.68
Outstanding at September 26, 2025	48,337	$	11.03

(1)   Represents the additional Jacobs stock options issued as a result of the equitable adjustments. The related exercise prices were also equitably adjusted.

Cash received from the exercise of stock options, net of tax remitted, during the year ended September 26, 2025 was $0.9 million.

Stock options outstanding at September 26, 2025 consisted of incentive stock options and non-qualified stock options. The following table presents the total intrinsic value of stock options exercised for the fiscal years ended September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

For the Years Ended		
September 26, 2025	September 27, 2024	September 29, 2023
$4,257	$13,790	$17,635

The total intrinsic value of stock options exercisable at September 26, 2025 was approximately $6.5 million. The following table presents certain other information regarding our 2023 SIP, 1999 OSDP and StreetLight Plan for the fiscal years ended September 26, 2025, September 27, 2024 and September 29, 2023:

	September 26, 2025	September 27, 2024	September 29, 2023
At fiscal year end:			
Range of exercise prices for options exercisable	$9.55 – $13.14	$9.55 – $36.73	$5.64 – $60.43
Number of options exercisable	47,746	80,509	180,911
For the fiscal year:			
Range of prices relating to options exercised	$9.55 - $36.73	$5.64 - $60.43	$7.05 - $60.43

The following table presents certain information regarding stock options outstanding at September 26, 2025:

	September 26, 2025		
	Options Outstanding		
Range of Exercise Prices	**Number**	**Weighted Average Remaining Contractual**	**Weighted Average Price**
$9.55 - $13.14	48,337	5	$ 11.03

The 1999 ODSP, the 2023 SIP, and the StreetLight Plan allow participants to satisfy the exercise price of stock options by tendering shares of Jacobs common stock that have been owned by the participants for at least six months. Shares tendered are retired, canceled, and shown as repurchases of common stock in the accompanying Consolidated Statements of Stockholders' Equity. The weighted average remaining contractual term of options currently exercisable is 5 years.

Restricted Stock

The following table presents the number of shares of restricted stock and restricted stock units issued as common stock under the 2023 SIP for the years ended September 26, 2025, September 27, 2024 and September 29, 2023:

	For the Years Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Restricted stock units (service condition)	162,768	258,720	996,345
Restricted stock units (service and performance conditions)	108,146	115,582	126,595

The amount of restricted stock units issued for awards with performance conditions in the above table are issued based on performance against the target amount. The number of shares ultimately issued, which could be greater or less than target, will be based on achieving specific performance conditions related to the awards as well as achieving the service condition required for the restricted stock units to vest.

The following table presents the fair value of shares of the 2023 SIP and the StreetLight Plan (of restricted stock and restricted stock units) vested for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

	For the Years Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Restricted Stock and Restricted Stock Units (service condition)	$ 45,415	$ 75,625	$ 32,255
Restricted Stock Units (service, market, and performance conditions at target)	12,258	23,286	22,060
Total	$ 57,673	$ 98,911	$ 54,315

The following table presents the number and weighted average grant-date fair value of restricted stock and restricted stock units at September 26, 2025:

	Number of Shares	Weighted Average Grant-Date Fair Value
Outstanding at September 27, 2024	1,574,887	$ 104.73
Granted	235,814	$ 154.89
Vested	(584,106)	$ 100.08
Cancelled	(101,868)	$ 129.84
Post-spin adjustment [1]	(65,727)	$ —
Outstanding at September 26, 2025	1,059,000	$ 116.76

(1)   Represents the transfer of shares by the system administrator to SpinCo subsequent to September 27, 2024, the effective date of the Separation Transaction.

The following table presents the number of shares of restricted stock and restricted stock units canceled and withheld for taxes under the 2023 SIP for the years ended September 26, 2025, September 27, 2024 and September 29, 2023:

	For the Years Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Restricted stock units (service condition)	212,284	277,869	94,249
Restricted stock units (service and performance conditions)	91,848	101,397	39,295

The amount of unvested restricted stock units canceled for awards with service and performance conditions in the above table is based on the service period achieved and performance against the target amount.

The restrictions attached to restricted stock and restricted stock units generally relate to the recipient's ability to sell or otherwise transfer the stock and stock units. There are also restrictions that subject the stock and stock units to forfeiture back to the Company until earned by the recipient through continued employment or service.

The following table provides the number of restricted stock units outstanding at September 26, 2025 under the 2023 SIP.

	September 26, 2025
Restricted stock units (service condition)	674,965
Restricted stock units (service and performance conditions)	307,554

The following table presents the number of shares of restricted stock and restricted stock units issued under the 1999 ODSP for the years ended September 26, 2025, September 27, 2024 and September 29, 2023:

	For the Years Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Restricted stock units (service condition)	12,962	15,647	14,031

No shares of restricted stock were issued under the 1999 ODSP during such periods.

The following table provides the number of shares of restricted stock and restricted stock units outstanding at September 26, 2025 under the 1999 ODSP:

	September 26, 2025
Restricted stock units (service condition)	76,481

All shares granted under the 1999 ODSP are issued on a 1-to-1 basis.

12.   Savings and Deferred Compensation Plans

Savings Plans

We sponsor various defined contribution savings plans which allow participants to make voluntary contributions by salary deduction. Such plans cover substantially all of our domestic, nonunion employees in the U.S. and are qualified under Section 401(k) of the U.S. Internal Revenue Code. Similar plans outside the U.S. cover various groups of employees of our international subsidiaries and affiliates. Several of these plans allow the Company to match, on a voluntary basis, a portion of the employee contributions. The following table presents the Company's contributions to these savings plans for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

September 26, 2025		September 27, 2024		September 29, 2023	
$	169,610	$	169,727	$	147,288

Deferred Compensation Plans

Our non-qualified deferred compensation programs provide benefits payable to directors, officers, and certain key employees or their designated beneficiaries at specified future dates, upon retirement, or death. The plans are unfunded; therefore, benefits are paid from the general assets of the Company. Participants' cash deferrals earn a return based on the participants' selection of investments in several hypothetical investment options. Participants are also able to defer stock based compensation in the plans, which must remain invested in Company stock and are distributed in shares of Jacobs common stock. Since no investment diversification is permitted, changes in the fair value of Jacobs' common stock are not recognized. For the deferred compensation held in company stock, the number of shares needed to settle the liability is included in the denominator in both the basic and diluted earnings per share calculations.

The following table presents the amount charged to (income)/expense for the Company's deferred compensation plans for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

September 26, 2025	September 27, 2024	September 29, 2023
$ 3,631	$ (1,471)	$ 4,679

The following table presents the amount relating to assets held as deferred compensation arrangement investments for the years ended September 26, 2025 and September 27, 2024 (in thousands):

	September 26, 2025	September 27, 2024
Deferred compensation arrangement investments	$ 191,806	$ 183,348

Deferred compensation arrangement investments are comprised primarily of the cash surrender value of life insurance policies and pooled-investment funds. The fair value of the pooled investment funds is derived using Level 2 inputs.

13.   Pension and Other Post Retirement Benefit Plans

Company-Only Sponsored Plans

We sponsor various defined benefit pension and other post retirement plans covering employees of certain U.S. and international subsidiaries. The pension plans provide pension benefits that are based on the employee's compensation and years of service. Our funding policy varies by country and plan according to applicable local funding requirements and plan-specific funding agreements.

The accounting for pension and other post retirement benefit plans requires the use of assumptions and estimates in order to calculate periodic benefit cost and the value of the plans' assets and benefit obligations. These assumptions include discount rates, investment returns, and projected salary increases, among others. The discount rates used in valuing the plans' benefit obligations were determined with reference to high quality corporate and government bonds that are appropriately matched to the duration of each plan's obligations. The expected long-term rate of return on plan assets is generally based on using country-specific simulation models which select a single outcome for expected return based on the target asset allocation. The expected long-term rates of return used in the valuation are the annual average returns generated by these assumptions over a 20-year period for each asset class based on the expected long-term rate of return of the underlying assets.

The following table sets forth the changes in the plans' combined net benefit obligation (segregated between plans existing within and outside the U.S.) for the years ended September 26, 2025 and September 27, 2024 (in thousands):

	U.S. Plans		Non-U.S. Plans	
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
Net benefit obligation at the beginning of the year	$ 296,746	$ 281,852	$ 1,519,871	$ 1,300,261
Service cost	136	119	9,855	8,922
Interest cost	13,621	15,574	74,598	71,270
Participants' contributions	—	—	9	91
Actuarial (gains) losses [1]	(2,003)	25,571	(120,367)	65,940
Benefits paid	(27,194)	(26,370)	(93,539)	(77,446)
Curtailments/settlements/plan amendments [2]	—	—	(1,214)	(32,496)
Effect of exchange rate changes and other, net	—	—	46,584	183,329
Net benefit obligation at the end of the year	$ 281,306	$ 296,746	$ 1,435,797	$ 1,519,871

[1] Actuarial (gains) losses primarily driven by change in discount rates.

[2] In fiscal 2024, we completed a termination and buy-out of the primary PA Consulting pension plan which relieves the Company of any future obligations with no impact to net income.

The following table sets forth the changes in the combined Fair Value of the plans' assets (segregated between plans existing within and outside the U.S.) for the years ended September 26, 2025 and September 27, 2024 (in thousands):

	U.S. Plans		Non-U.S. Plans	
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
Fair value of plan assets at the beginning of the year	$ 293,828	$ 277,583	$ 1,440,593	$ 1,243,025
Actual returns (losses) on plan assets	9,861	42,523	(38,909)	111,948
Employer contributions	93	92	46,426	23,787
Participants' contributions	—	—	9	91
Gross benefits paid	(27,194)	(26,370)	(93,539)	(77,447)
Curtailments/settlements/plan amendments [1]	—	—	(1,214)	(32,246)
Effect of exchange rate changes and other, net	—	—	45,682	171,435
Fair value of plan assets at the end of the year	$ 276,588	$ 293,828	$ 1,399,048	$ 1,440,593

[1] In fiscal 2024, we completed a termination and buy-out of the primary PA Consulting pension plan which relieves the Company of any future obligations with no impact to net income.

The following table reconciles the combined funded statuses of the plans recognized in the accompanying Consolidated Balance Sheets at September 26, 2025 and September 27, 2024 (segregated between plans existing within and outside the U.S.) (in thousands):

	U.S. Plans		Non-U.S. Plans	
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
Net benefit obligation at the end of the year	$ 281,306	$ 296,746	$ 1,435,797	$ 1,519,871
Fair value of plan assets at the end of the year	276,588	293,828	1,399,048	1,440,593
Underfunded amount recognized at the end of the year	$ 4,718	$ 2,918	$ 36,749	$ 79,278

The following table presents the accumulated benefit obligation at September 26, 2025 and September 27, 2024 (segregated between plans existing within and outside the U.S.) (in thousands):

	U.S. Plans		Non-U.S. Plans	
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
Accumulated benefit obligation at the end of the year	$ 280,165	$ 295,691	$ 1,415,467	$ 1,499,884

The following table presents the amounts recognized in the accompanying Consolidated Balance Sheets at September 26, 2025 and September 27, 2024 (segregated between plans existing within and outside the U.S.) (in thousands):

	U.S. Plans		Non-U.S. Plans	
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
Prepaid benefit cost included in noncurrent assets	$ —	$ —	$ 65,792	$ 62,056
Accrued benefit cost included in current liabilities	90	90	7,057	6,833
Accrued benefit cost included in noncurrent liabilities	4,628	2,828	95,484	134,501
Net amount recognized at the end of the year	$ 4,718	$ 2,918	$ 36,749	$ 79,278

The following table presents the significant actuarial assumptions used in determining the funded statuses and the following year's benefit cost of the Company's U.S. plans for the years ended September 26, 2025, September 27, 2024 and September 29, 2023:

	For the Years Ended		
	September 26, 2025	September 27, 2024	September 29, 2023
Discount rates	4.7% to 5.2%	4.6% to 4.9%	5.8% to 5.9%
Rates of compensation increases	3.5%	3.5%	3.5%
Expected long-term rates of return on assets	5.6% to 6.3%	5.4% to 6.2%	4.8% to 7.0%

The following table presents the significant actuarial assumptions used in determining the funded statuses and the following year's benefit cost of the Company's non-U.S. plans for the years ended September 26, 2025, September 27, 2024 and September 29, 2023:

| | For the Years Ended | | |
	September 26, 2025	September 27, 2024	September 29, 2023
Discount rates	3.2% to 6.0%	3.4% to 7.0%	3.8% to 6.9%
Rates of compensation increases	3.7% to 9.0%	2.6% to 9.0%	2.8% to 9.0%
Expected long-term rates of return on assets	4.0% to 8.2%	4.6% to 7.8%	5.3% to 7.6%

The following table presents certain amounts relating to our U.S. plans recognized in Accumulated other comprehensive loss at September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

	September 26, 2025	September 27, 2024	September 29, 2023
Arising during the period:			
Net actuarial losses (gains)	$ 3,965	$ 1,576	$ (4,032)
Total	3,965	1,576	(4,032)
Reclassification adjustments:			
Net actuarial (losses) gains	(1,104)	1,031	1,335
Prior service benefit	(47)	(321)	(324)
Total	(1,151)	710	1,011
Total	$ 2,814	$ 2,286	$ (3,021)

The following table presents certain amounts relating to our non-U.S. plans recognized in Accumulated other comprehensive loss at September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

	September 26, 2025	September 27, 2024	September 29, 2023
Arising during the period:			
Net actuarial losses	$ 8,150	$ 49,685	$ 27,188
Total	8,150	49,685	27,188
Reclassification adjustments:			
Net actuarial losses	(7,785)	(5,601)	(4,802)
Prior service benefit	(1,206)	(1,125)	(1,068)
Total	(8,991)	(6,726)	(5,870)
Total	$ (841)	$ 42,959	$ 21,318

The following table presents certain amounts relating to our plans recorded in Accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit cost at September 26, 2025 and September 27, 2024 (segregated between U.S. and non-U.S. plans) (in thousands):

| | U.S. Plans | | Non-U.S. Plans | |
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
Net actuarial losses	$ 40,413	$ 37,552	$ 310,464	$ 310,884
Prior service cost	—	47	22,033	22,454
Total	$ 40,413	$ 37,599	$ 332,497	$ 333,338

The following table presents the amount of accumulated comprehensive loss that will be amortized against earnings as part of our net periodic benefit cost in fiscal 2026 based on 2025 exchange rates (segregated between U.S. and non-U.S. plans) (in thousands):

	U.S. Plans	Non-U.S. Plans
Unrecognized net actuarial losses	$ 1,981	$ 10,236
Unrecognized prior service cost	—	1,449
Accumulated comprehensive losses to be recorded against earnings	$ 1,981	$ 11,685

We consider various factors in developing the estimates for the expected, long-term rates of return on plan assets. These factors include the projected, long-term rates of returns on the various types of assets in which the plans invest, as well as historical returns. In general, investment allocations are determined by each plan's trustees and/or investment committees. The objectives of the plans' investment policies are to (i) maximize returns while preserving capital; (ii) provide returns sufficient to meet the current and long-term obligations of the plan as the obligations become due; and (iii) maintain a diversified portfolio of assets so as to reduce the risk associated with having a disproportionate amount of the plans' total assets invested in any one type of asset, issuer or geography. None of our pension plans hold Jacobs common stock directly (although some plans may hold shares indirectly through investments in mutual funds). The plans' weighted average asset allocations at September 26, 2025 and September 27, 2024 (the measurement dates used in valuing the plans' assets and liabilities) were as follows:

	U.S. Plans		Non-U.S. Plans	
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
Equity securities	1 %	1 %	14 %	15 %
Debt securities	77 %	79 %	57 %	57 %
Real estate investments	— %	— %	5 %	6 %
Mutual Funds	18 %	17 %	11 %	9 %
Other	4 %	3 %	13 %	13 %

The following table presents the fair value of the Company's Domestic U.S. plan assets at September 26, 2025, segregated by level of fair value measurement inputs within the Fair Value hierarchy promulgated by U.S. GAAP (in thousands):

	September 26, 2025				
	Fair Value, Determined Using Fair Value Measurement Inputs				
	Level 1	Level 2	Level 3	Investments measured at Net Asset	Total
Equities	$ 2,725	$ —	$ —	$ —	$ 2,725
Domestic bonds	372	198,404	—	—	198,776
Overseas bonds	—	12,826	—	—	12,826
Cash and equivalents	12,169	—	—	—	12,169
Mutual funds	50,092	—	—	—	50,092
Total	$ 65,358	$ 211,230	$ —	$ —	$ 276,588

The following table presents the fair value of the Company's non-U.S. plan assets at September 26, 2025, segregated by level of fair value measurement inputs within the Fair Value hierarchy promulgated by U.S. GAAP (in thousands):

	September 26, 2025				
	Fair Value, Determined Using Fair Value Measurement Inputs				
	Level 1	Level 2	Level 3	Investments measured at Net Asset	Total
Domestic equities	$ —	$ 67,365	$ —	$ 655	$ 68,020
Overseas equities	—	64,253	—	62,805	127,058
Domestic bonds	—	40,342	—	—	40,342
Overseas bonds	—	610,116	—	147,010	757,126
Cash and equivalents	13,473	—	—	—	13,473
Real estate	—	8,338	28,861	37,725	74,924
Insurance contracts	—	—	57,132	—	57,132
Hedge funds		—	93,890	19,354	113,244
Mutual funds	—	147,729	—	—	147,729
Total	$ 13,473	$ 938,143	$ 179,883	$ 267,549	$ 1,399,048

The following table presents the fair value of the Company's U.S. plan assets at September 27, 2024, segregated by level of fair value measurement inputs within the Fair Value hierarchy promulgated by U.S. GAAP (in thousands):

	September 27, 2024				
	Fair Value, Determined Using Fair Value Measurement Inputs				
	Level 1	Level 2	Level 3	Investments measured at Net Asset	Total
Equities	$ 2,845	$ —	$ —	$ —	$ 2,845
Domestic bonds	10,081	207,644	—	—	217,725
Overseas bonds	—	12,621	—	—	12,621
Cash and equivalents	10,723	—	—	—	10,723
Mutual funds	49,914	—	—	—	49,914
Total	$ 73,563	$ 220,265	$ —	$ —	$ 293,828

The following table presents the fair value of the Company's non-U.S. plan assets at September 27, 2024, segregated by level of fair value measurement inputs within the Fair Value hierarchy promulgated by U.S. GAAP (in thousands):

	September 27, 2024				
	Fair Value, Determined Using Fair Value Measurement Inputs				
	Level 1	Level 2	Level 3	Investments measured at Net Asset	Total
Domestic equities	$ —	$ 61,722	$ —	$ 1,890	$ 63,612
Overseas equities	—	62,988	—	89,912	152,900
Domestic bonds	—	43,563	—	—	43,563
Overseas bonds	—	697,585	—	82,512	780,097
Cash and equivalents	17,161	—	—	—	17,161
Real estate	—	12,101	42,479	39,041	93,621
Insurance contracts	—	—	62,337	—	62,337
Hedge funds	—	—	81,771	19,776	101,547
Mutual funds	—	125,755	—	—	125,755
Total	$ 17,161	$ 1,003,714	$ 186,587	$ 233,131	$ 1,440,593

The following table summarizes the changes in the fair value of the Company's non-U.S. Pension Plans' Level 3 assets for the years ended September 26, 2025 and September 27, 2024 (in thousands):

	Real Estate	Insurance Contracts	Hedge Funds
Balance at Balance at September 29, 2023	$ 84,755	$ 87,160	$ 78,617
Net purchases, sales, and settlements	(59,738)	(31,262)	(19,567)
Realized and unrealized gains	3,993	2,923	7,532
Effect of exchange rate changes	13,469	3,516	15,189
Balance at September 27, 2024	$ 42,479	$ 62,337	$ 81,771
Net purchases, sales and settlements	(15,055)	(3,937)	(238)
Realized and unrealized losses	104	(1,495)	6,675
Effect of exchange rate changes	1,333	227	5,682
Balance at September 26, 2025	$ 28,861	$ 57,132	$ 93,890

The following table presents the amount of cash contributions we anticipate making into the plans during fiscal 2026 (in thousands):

	U.S. Plans	Non-U.S. Plans
Anticipated cash contributions	$ —	$ 13,850

The following table presents the total benefit payments expected to be paid to plan participants during each of the next five fiscal years, and in total for the five years thereafter (in thousands):

	U.S. Plans	Non-U.S. Plans
2026	$ 29,179	$ 89,460
2027	26,891	93,180
2028	26,638	93,924
2029	25,400	95,379
2030	24,124	94,874
For the periods 2031 through 2035	106,362	490,669

The following table presents the components of net periodic benefit cost for the Company's U.S. plans recognized in the accompanying Consolidated Statements of Earnings for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

	September 26, 2025	September 27, 2024	September 29, 2023
Service cost	$ 136	$ 119	$ 140
Interest cost	13,621	15,574	15,629
Expected return on plan assets	(17,243)	(19,058)	(19,496)
Actuarial losses (gains)	1,482	(1,384)	(1,770)
Prior service cost	63	431	430
Total net periodic pension income recognized	$ (1,941)	$ (4,318)	$ (5,067)

The following table presents the components of net periodic benefit cost for the Company's Non-U.S. plans recognized in the accompanying Consolidated Statements of Earnings for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

	September 26, 2025	September 27, 2024	September 29, 2023
Service cost	$ 9,855	$ 8,922	$ 6,926
Interest cost	74,598	71,270	74,077
Expected return on plan assets	(89,279)	(76,510)	(73,387)
Actuarial losses	10,250	7,320	6,317
Prior service cost	1,608	1,501	1,424
Net pension cost, before special items	$ 7,032	$ 12,503	$ 15,357
Curtailment expense/Settlement losses	(9)	258	208
Total net periodic pension cost recognized	$ 7,023	$ 12,761	$ 15,565

The service cost component of net periodic pension income is presented in direct cost of contracts and selling, general and administrative expenses while all other components are presented in miscellaneous (expense) income, net on the Consolidated Statements of Earnings for the years presented above.

**Multiemployer Plans**

In the U.S. and various other countries, we contribute to trusteed pension plans covering hourly and certain salaried employees under industry-wide agreements. Contributions are based on the hours worked by employees covered under these agreements and are charged to direct cost of contracts on a current basis. With respect to these multiemployer plans, the Company's liability to fund these plans is generally limited to the contributions we are required to make under collective bargaining agreements.

Based on our review of our multiemployer pension plans under the guidance provided in ASU 2011-09—_Compensation-Retirement Benefits-Multiemployer Plans_, we have concluded that none of the multiemployer pension plans into which we contribute are individually significant to our Consolidated Financial Statements.

The following table presents the Company's contributions to these multiemployer plans for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

	September 26, 2025	September 27, 2024	September 29, 2023
Europe	$ 2,088	$ 1,769	$ 1,635
United States	156	156	154
Contributions to multiemployer pension plans	$ 2,244	$ 1,925	$ 1,789

14.   Discontinued Operations

**Separation of Critical Mission Solutions ("CMS") and Cyber & Intelligence ("C&I") Businesses**

On September 27, 2024, Jacobs completed the previously announced Reverse Morris Trust transaction pursuant to which (i) Jacobs first transferred its CMS and portions of its DVS business to Amazon Holdco Inc., a Delaware corporation (SpinCo), which has since been renamed Amentum Holdings, Inc., (ii) Jacobs then effectuated a spin-off of SpinCo by distributing 124,084,108 shares of SpinCo Common Stock, by way of a pro rata distribution to its shareholders such that each holder of shares of Jacobs Common Stock was entitled to receive one share of SpinCo Common Stock for each share of Jacobs common stock held as of the record date, September 23, 2024 (the "Distribution"), and (iii) finally, Amentum Parent Holdings LLC merged with and into SpinCo, with SpinCo surviving the merger. Amentum Holdings, Inc., as the surviving entity of the Separation Transaction is now an independent public company with common stock listed on the New York Stock Exchange under the symbol "AMTM" ("Amentum").

In connection and in accordance with the terms of the Separation Transaction and prior to the Distribution and the Merger, Jacobs received a cash payment from SpinCo of approximately $911.0 million, after adjustments based on the estimated levels of cash, debt and working capital in the SpinCo Business as of the transaction date, and recorded estimated additional net working capital receivable amounts reflected in Receivables and Contract Assets in the Company's September 27, 2024 Consolidated Balance Sheet, subject to final settlement between the parties after the closing of the transaction and as set forth in the Agreement and Plan of Merger, dated as of November 20, 2023 (as amended, the "Merger Agreement"). Subsequent to the closing and upon final determination in March 2025, the parties determined that the Company was entitled to $70.0 million in final settlement of the post-closing working capital adjustment, resulting in a $24.0 million reduction from preliminary recorded receivable amounts, which was charged to Retained Earnings in the Company's Consolidated Balance Sheet. The $70.0 million final receivable balance was collected in full on April 10, 2025 and immediately utilized to pay down existing amounts owed on Company's Revolving Credit Facility upon receipt.

Summarized Financial Information of Discontinued Operations

The following table represents earnings from discontinued operations, net of tax (in thousands):

		For the Years Ended		
		September 26, 2025	September 27, 2024	September 29, 2023
Revenues	$	(3,200)	$ 5,472,979	$ 5,500,994
Direct cost of contracts		3,528	(4,692,921)	(4,738,539)
Gross profit		328	780,058	762,455
Selling, general and administrative expenses [1] [2]		(34,716)	(479,582)	(363,703)
Operating (Loss) Profit		(34,388)	300,476	398,752
Other loss, net		—	(3,301)	(3,049)
(Loss) Earnings Before Taxes from Discontinued Operations		(34,388)	297,175	395,703
Income Tax Benefit (Expense)		7,742	(89,737)	(94,845)
Net (Loss) Earnings of the Group from Discontinued Operations		(26,646)	207,438	300,858
Net Earnings Attributable to Noncontrolling Interests from Discontinued Operations		—	(13,561)	(13,365)
Net (Loss) Earnings Attributable to Jacobs from Discontinued Operations [3]	$	(26,646)	$ 193,877	$ 287,493

(1)   The Company accrued approximately $30.8 million during the fourth quarter of fiscal 2025 as an indemnity reserve in respect of an ongoing non-U.S. tax matter related to an entity that was part of the separated SpinCo Business.

(2)   The increase in selling, general and administrative expenses in the year ended September 27, 2024 from September 29, 2023 was primarily related to professional services and other Separation Transaction related expenses of $97.6 million.

(3)   The decrease in net Earnings from discontinued operations for the year ended September 26, 2025, as compared to September 27, 2024, was primarily driven by prior year operating results of the SpinCo Business, which were divested and therefore are no longer in Company's financial results in fiscal year 2025.

Notable components included in our Consolidated Statements of Cash Flows for these discontinued operations are as follows (in thousands):

		For the Years Ended		
		September 26, 2025	September 27, 2024	September 29, 2023
Depreciation and amortization:				
Property, equipment and improvements	$	—	$ 16,245	$ 19,075
Intangible assets	$	—	$ 56,839	$ 56,675
Deferred income taxes	$	4,235	$ (106,424)	$ (5,297)
Additions to property and equipment	$	—	$ (13,067)	$ (26,448)

No assets and liabilities remained held for spin as of September 26, 2025 and September 27, 2024.

Investment in Amentum Stock

As a result of the Separation Transaction on September 27, 2024, Jacobs held approximately 29.2 million of the outstanding shares of Amentum common stock initially recorded on a net book value basis under spin-off accounting rules.

Following the Merger and in accordance with the Escrow Agreement, Jacobs transferred approximately 10.9 million of the 29.2 million of Amentum shares held into escrow to be held and distributed between the parties based on terms and conditions set forth in the Merger Agreement. The entire 29.2 million shares of Amentum, consisting of both the 10.9 million in escrow shares and the remaining 18.3 million shares owned by Jacobs was reflected in the Company's September 27, 2024 Consolidated Balance Sheet pending final settlement of the escrow shares at a recorded fair value of $749.5 million.

In February 2025, in connection with the determination of SpinCo's fiscal year 2024 performance against certain agreed upon milestones and ensuing escrow share settlement proceedings (the "Post-Closing Additional Merger Consideration Adjustment"), the parties agreed that Jacobs was entitled to receive at least an additional 1.2 million shares held in escrow, which were then released to Jacobs. Subsequently, on March 13, 2025, Jacobs completed the Equity-for-Debt Transaction (see Note 9- *Borrowings* for additional information). After giving effect to the above transactions, the Company's remaining investment in Amentum represented the 9.7 million shares remaining in escrow.

Further, on April 7, 2025, the parties agreed to a final determination of the Post-Closing Additional Merger Consideration Adjustment, pursuant to which Jacobs became entitled to receive approximately 7.3 million Amentum shares from the remaining 9.7 million shares held in escrow mentioned above, and former Amentum equity sponsors became entitled to receive the remainder of approximately 2.4 million shares. The finalization of the shares deemed owed to the former Amentum equity sponsors resulted in approximately $21.9 million in charges to Miscellaneous Expense in the Company's Consolidated Statement of Earnings in the second fiscal quarter of 2025. These shares were subsequently released to the respective parties during the current quarter.

Finally, on April 30, 2025, the Jacobs Board of Directors declared a dividend in kind to distribute the remaining 7.3 million shares of Amentum's stock to Jacobs' shareholders of record as of May 16, 2025, which were distributed on a pro rata basis on May 30, 2025, resulting in an impact on retained earnings as shown on the Company's Consolidated Statements of Shareholders' Equity for the twelve months ended September 26, 2025. Following the distribution, the Company no longer owns any shares of Amentum common stock.

The Company reported $(227.3) million and $186.9 million in fair value mark-to-market (losses) gains and other related charges associated with the investment in Amentum shares for the years ended September 26, 2025 and September 27, 2024, respectively, which were included in Miscellaneous (Expense) Income, net as reported in Other (Expense) Income in the Company's Consolidated Statements of Earnings.

Transition Services Agreement

Upon closing of the Separation Transaction, the Company entered into a Transition Services Agreement (the "TSA") with Amentum pursuant to which the Company, on an interim basis, provided various services to Amentum including corporate, information technology, and project services. The initial term of the TSA began immediately following the closing of the transaction on September 27, 2024. As of September 26, 2025, the TSA was substantially exited with certain agreed upon extensions which are expected to be completed by the end of calendar year 2025. Pursuant to the terms of the TSA, the Company will receive payments for the interim services. Since inception of the TSA agreement, the Company has recognized costs recorded in SG&A expense incurred to perform the TSA, offset by $40.5 million in TSA related income for such services that is reported in miscellaneous income (expense) for the year ended September 26, 2025. No services were provided under the TSA for the year ended September 27, 2024.

Sale of Energy, Chemicals and Resources ("ECR") Business

On April 26, 2019, Jacobs completed the sale of its Energy, Chemicals and Resources ("ECR") business to Worley Limited, a company incorporated in Australia ("Worley"), for a purchase price of $3.4 billion consisting of (i) $2.8 billion in cash plus (ii) 58.2 million ordinary shares of Worley, subject to adjustments for changes in working capital and certain other items (the "ECR sale"). For the years ended September 26, 2025, September 27, 2024 and September 29, 2023, $2.7 million, $(0.6) million and $(0.8) million, respectively, were reported in Net (Loss) Earnings Attributable to Jacobs from Discontinued Operations on the Consolidated Statement of Earnings related to ECR.

15.   PA Consulting Redeemable Noncontrolling Interests

In connection with the Company's strategic investment in PA Consulting, the Company recorded redeemable noncontrolling interests, including subsequent purchase accounting adjustments, representing the noncontrolling interest holders' equity interests in the form of preferred and common shares of PA Consulting, with substantially all of the value associated with these interests allocable to the preferred shares. PA Consulting is accounted for as a consolidated subsidiary and as a separate operating segment.

During fiscal 2025, 2024, and 2023, the Company repurchased certain shares of the redeemable noncontrolling interest holders for $10.4 million, $55.3 million, and $92.9 million respectively, in cash and issued certain shares of redeemable noncontrolling interest holders in fiscal 2024 and 2023 for $19.8 million, and $34.0 million, respectively. The difference between the cash purchase prices and the recorded book values of these repurchased and issued interests was recorded in the Company's consolidated retained earnings. The Company held 71% and 70% of the outstanding ownership of PA Consulting as of September 26, 2025 and September 27, 2024, respectively.

For the years ended, 2025 and 2024 there was a $0.0 and $0.10 charge to earnings per share, respectively, resulting from adjustments to the redeemable noncontrolling interests to reflect the excess of redemption values over fair values of the B common shares component of the redeemable noncontrolling interests. Additionally, for the years ended, 2025 and 2024 there was a $0.01 and $0.02 increase in earnings per share, respectively, resulting from redemption value adjustments associated with redeemable noncontrolling interests preference share repurchase and reissuance activities that were recorded.

The foregoing results had no impact on the Company's overall results of operations, financial position or cash flows. See Note 4– *Earnings Per Share and Certain Related Information*.

Changes in the Company's redeemable noncontrolling interests during the fiscal years ended September 26, 2025 and September 27, 2024 were as follows (in thousands):

	September 26, 2025	September 27, 2024
Redeemable noncontrolling interest at the beginning of the year	$ 820,182	$ 632,979
Accrued Preferred Dividend to Preference Shareholders	81,713	73,033
Attribution of Preferred Dividend to Common Shareholders	(81,713)	(73,033)
Net earnings attributable to redeemable noncontrolling interest to Common Shareholders	11,177	14,999
Redeemable Noncontrolling interests redemption value adjustment	199,763	171,142
Repurchase of redeemable noncontrolling interests	(13,999)	(62,867)
Issuance of redeemable noncontrolling interests	—	22,586
Cumulative translation adjustment and other	1,571	41,343
Redeemable noncontrolling interest at the end of the year	$ 1,018,694	$ 820,182

In addition, certain employees and nonemployees of PA Consulting are eligible to receive equity-based incentive grants since the March 2, 2021 original investment date. Under the terms of the applicable agreements, 40% of these grants are subject to time-based vesting and have reached fully vested status as of July 2025. The Company has accrued liabilities associated with the vested grants at fair value in the amounts of $103.8 million and $28.4 million reported in Other deferred liabilities in our Consolidated Balance Sheets as of September 26, 2025 and September 27, 2024, respectively. Also, during the years ended September 26, 2025 and September 27, 2024, the Company recorded approximately $75.3 million and $13.4 million, respectively, in expense associated with these agreements which is reflected in selling, general and administrative expenses in the consolidated statements of earnings. As of September 26, 2025, there was approximately $142.1 million of total unrecognized compensation cost related to the remaining 60% of fair value of such grants anticipated to vest upon a liquidity event, as defined in the applicable agreements. This cost is expected to be recognized in Selling, general and administrative expenses when such a liquidity event is considered probable, which could occur in 2026.

Restricted Cash

The Company, through its investment in PA Consulting, held $1.4 million and $2.1 million at September 26, 2025 and September 27, 2024, respectively, in cash that is restricted from general use and is included in prepaid expenses and other current assets on the Consolidated Balance Sheets.

16.   Restructuring and Other Charges

During fiscal 2023, the Company implemented restructuring and separation initiatives relating to the Separation Transaction which continued through fiscal years 2024 and 2025 and are expected to be substantially completed by the end of calendar year 2025. Restructuring initiatives were also implemented during fiscal 2023 relating to our investment in PA Consulting, which are substantially completed. While restructuring activities for each of these programs are comprised mainly of employee termination costs, the separation activities and costs are primarily related to the engagement of outside services, dedicated internal personnel and other related costs dedicated to the Separation Transaction.

Collectively, the above-mentioned restructuring activities are referred to as "Restructuring and other charges".

The following table summarizes the impacts of the Restructuring and other charges by operating segment for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

	September 26, 2025	September 27, 2024	September 29, 2023
Infrastructure & Advanced Facilities	$ 59,092	$ 128,529	$ 111,513
PA Consulting	2,224	6,382	14,706
Total	61,316	134,911	126,219
Amounts included in:			
Operating profit (mainly selling, general and administrative expenses ("SG&A") [1]	61,316	169,844	129,596
Other (Income), net [2]	—	(34,933)	(3,377)
	$ 61,316	$ 134,911	$ 126,219

(1)   The years ended September 26, 2025, September 27, 2024 and September 29, 2023 included approximately $58.8 million, $163.4 million and $61.1 million, respectively, in restructuring and other charges relating to the Separation Transaction (primarily professional services and employee separation costs) and $2.2 million, $6.4 million and $14.3 million, respectively in restructuring and other charges relating to the Company's investment in PA Consulting (primarily employee separation costs). The year ended September 29, 2023 also included $49.1 million in charges mainly associated with real estate impairments, the majority of which related to Infrastructure & Advanced Facilities.

(2)   The year ended September 27, 2024 included a $35.2 million realized gain on interest rate swaps settled during the fourth quarter of fiscal 2024. The year ended September 29, 2023 included gain of $3.4 million related to lease terminations.

The activity in the Company's accrual for the Restructuring and other charges including the program activities described above for the year ended September 26, 2025 is as follows (in thousands):

Balance at September 27, 2024	$ 44,935
Net Charges	61,316
Payments & Other	(91,735)
Balance at September 26, 2025	$ 14,516

The following table summarizes the Restructuring and other charges by major type of costs for the years ended September 26, 2025, September 27, 2024 and September 29, 2023 (in thousands):

	September 26, 2025	September 27, 2024	September 29, 2023
Lease Abandonments and Impairments	$ —	$ 49	$ 44,788
Voluntary and Involuntary Terminations	29,753	47,881	37,235
Outside Services [1]	24,651	100,593	35,099
Other [2]	6,912	(13,612)	9,097
Total	$ 61,316	$ 134,911	$ 126,219

(1) Amounts in the years ended September 26, 2025, September 27, 2024 and September 29, 2023 are mainly comprised of professional services relating to the Separation Transaction.

(2) Amounts in the years ended September 26, 2025, September 27, 2024 and September 29, 2023 are mainly comprised of activities associated with the Separation Transaction including a realized gain of $35.2 million on interest rate swaps settled during fourth quarter of fiscal 2024 and charges associated with the write off of fixed assets during fiscal 2023.

Cumulative amounts incurred to date for restructuring and other programs active at the end of fiscal 2025 by each major type of cost as of September 26, 2025 are as follows (in thousands):

Voluntary and Involuntary Terminations	$ 109,042
Outside Services	158,475
Other [1]	2,811
Total	$ 270,328

(1) Cumulative amount includes a $35.2 million realized gain on interest rate swaps settled during the fourth quarter of fiscal 2024.

17. Commitments and Contingencies and Derivative Financial Instruments

Derivative Financial Instruments

The Company is exposed to interest rate risk under its variable rate borrowings and additionally, due to the nature of the Company's international operations, we are at times exposed to foreign currency risk. As such, we sometimes enter into foreign exchange hedging contracts and interest rate hedging contracts in order to limit our exposure to fluctuating foreign currencies and interest rates.

During fiscal 2022, the Company entered into two treasury lock agreements with a total notional value of $500.0 million to manage its interest rate exposure to the anticipated issuance of fixed rate debt before December 2023. On February 13, 2023, the Company settled these treasury lock agreements and issued the 5.90% Bonds in the aggregate principal amount of $500.0 million, which resulted in the receipt of cash and a pre-tax gain of $37.4 million, which is being amortized to interest expense and recognized over the term of the 5.90% Bonds. See Note 9– *Borrowings* for further discussion relating to the terms of the 5.90% Bonds. The unrealized net gain on these instruments was $20.9 million and $23.6 million, net of tax, and is included in accumulated other comprehensive loss as of September 26, 2025 and September 27, 2024, respectively.

In fiscal 2020 we entered into interest rate swap agreements to manage the interest rate exposure on our variable rate loans. By entering into the swap agreements, the Company converted the variable rate based liabilities into fixed rate liabilities for a period of five to ten years. During the fiscal 2023 transition from LIBOR to SOFR, the terms of the swaps were amended accordingly and remained designated as cash-flow hedges in accordance with ASC 815, *Derivatives and Hedging*.

During the fourth quarter of fiscal 2024, in connection with the Separation Transaction, the Company terminated two interest rate swaps with an aggregate notional value of $554.7 million for a realized gain of $35.2 million. This realized gain previously recorded as a component of accumulated other comprehensive loss was recognized in miscellaneous income (expense) in the current period as the related interest payments are no longer expected to occur. As of September 26, 2025 and September 27, 2024, the Company has one ten-year outstanding instrument with a notional value of $200.0 million.

The fair value of the interest rate swap at September 26, 2025 and September 27, 2024 was $20.5 million and $23.0 million, respectively, included within miscellaneous other assets on the Consolidated Balance Sheet. The unrealized net gain on the interest rate swap as of September 26, 2025 and September 27, 2024 was $15.6 million and $17.4 million, respectively, net of tax, and was included in accumulated other comprehensive income.

Additionally, the Company held foreign exchange forward contracts in currencies that support our operations, including Australian Dollar, British Pound and other currencies, with notional values of $491.9 million at September 26, 2025 and $827.3 million at September 27, 2024. The length of these contracts currently ranges from one to three months. The fair value of the foreign exchange contracts at September 26, 2025 was $(0.3) million, of which $(2.3) million is included within current liabilities and $2.0 million is included within current assets on the Consolidated Balance Sheet as of September 26, 2025. The fair value of the contracts as of September 27, 2024 was $15.3 million, of which $15.8 million is included within current assets and $(0.5) million is included within current liabilities on the Consolidated Balance Sheet as of September 27, 2024. Associated income statement impacts are included in miscellaneous income (expense) in the Consolidated Statements of Earnings for both periods.

The fair value measurements of these derivatives are being made using Level 2 inputs under ASC 820, *Fair Value Measurement*, as the measurements are based on observable inputs other than quoted prices in active markets. We are exposed to risk from credit-related losses resulting from nonperformance by counterparties to our financial instruments. We perform credit evaluations of our counterparties under forward exchange and interest rate contracts and expect all counterparties to meet their obligations. We have not experienced credit losses from our counterparties.

Letters of Credit

At September 26, 2025 and September 27, 2024, the Company had issued and outstanding approximately $217.0 million and $306.2 million, respectively, in LOCs and $2.8 billion and $2.3 billion, respectively, in surety bonds. Of the outstanding LOC amount, $0.3 million has been issued under the Revolving Credit Facility and $216.7 million are issued under separate, committed and uncommitted letter-of-credit facilities.

18.   Contractual Guarantees, Litigation, Investigations and Insurance

In the normal course of business, we make contractual commitments (some of which are supported by separate guarantees) and on occasion we are a party in a litigation or arbitration proceeding, such as the Consolidated JV Matter (see Note 19- *Segment Information*). The litigation or arbitration in which we are involved primarily includes personal injury claims, professional liability claims and breach of contract claims. Where we provide a separate guarantee, it is strictly in support of the underlying contractual commitment. Guarantees take various forms including surety bonds required by law, or standby letters of credit ("LOC" and also referred to as "bank guarantees") or corporate guarantees given to induce a party to enter into a contract with a subsidiary. Standby LOCs are also used as security for advance payments or in various other transactions. The guarantees have various expiration dates ranging from an arbitrary date to completion of our work (e.g., engineering only) to completion of the overall project. We record in the Consolidated Balance Sheets amounts representing our estimated liability relating to such guarantees, litigation and insurance claims.

Guarantees are accounted for in accordance with ASC 460-10, *Guarantees*, at fair value at the inception of the guarantee. See Note 17- *Commitments and Contingencies and Derivative Financial Instruments* for more information surrounding LOCs and surety bonds.

We maintain insurance coverage for most insurable aspects of our business and operations. Our insurance programs have varying coverage limits depending upon the type of insurance and include certain conditions and exclusions which insurance companies may raise in response to any claim that is asserted by or against the Company. We have also elected to retain a portion of certain losses, claims and liabilities that occur through the use of various deductibles, limits, and retentions under our insurance programs and utilize a number of internal financing mechanisms for these self-insurance arrangements, including the operation of certain captive insurance entities. As a result, we may be subject to a future liability for which we are only partially insured or completely uninsured. We intend to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of the contracts which the Company enters with its clients. Our insurers are also subject to business risk and, as a result, one or more of them may be unable to fulfill their insurance obligations due to insolvency or otherwise.

Additionally, as a contractor providing services to the U.S. federal government, we are subject to many types of audits, investigations and claims by, or on behalf of, the government including with respect to contract performance, pricing, cost allocations, procurement practices, labor practices and socioeconomic obligations. Furthermore, our income, franchise and similar tax returns and filings are also subject to audit and investigation by the Internal Revenue Service, most states within the United States, as well as by various government agencies representing jurisdictions outside the United States.

Our Consolidated Balance Sheets include amounts representing our probable estimated liability relating to such claims, guarantees, litigation, audits and investigations. We perform an analysis to determine the level of reserves to establish for insurance-related claims that are known and have been asserted against us, as well as for insurance-related claims that are believed to have been incurred based on actuarial analysis but have not yet been reported to our claims administrators as of the respective balance sheet dates. We include any adjustments to such insurance reserves in our consolidated results of operations. Insurance recoveries are recorded as assets if recovery is probable and estimated liabilities are not reduced by expected insurance recoveries.

The Company believes, after consultation with counsel, that such guarantees, litigation, U.S. government contract-related audits, investigations and claims and income tax audits and investigations should not have a material adverse effect on our consolidated financial statements, beyond amounts currently accrued.

19. Segment Information

The Company's two operating segments are comprised of Infrastructure and Advanced Facilities ("I&AF"), and its majority investment in PA Consulting. Subsequent to the Separation Transaction, the SpinCo businesses are now presented as discontinued operations for all periods and therefore not reflected in the segment disclosures below. For further information, refer to Note 14- *Discontinued Operations*.

The Company's Chief Executive Officer is the Chief Decision Maker ("CODM") and evaluates the performance of and makes appropriate resource allocations to each of the segments. For purposes of the Company's goodwill impairment testing, it has been determined that the Company's operating segments are also its reporting units based on management's conclusion that the components comprising each of its operating segments share similar economic characteristics and meet the aggregation criteria for reporting units in accordance with ASC 350, *Intangibles-Goodwill and Other*.

Financial information for each segment is reviewed by the CODM to assess performance and make decisions regarding the allocation of resources. The CODM evaluates the operating performance of our operating segments primarily using segment operating profit. The Company incurs certain SG&A that relate to its business as a whole which are not allocated to the segments. The CODM does not review segment assets as a measure of segment performance.

The following tables present total revenues, direct cost of contracts, selling, general and administrative expenses and segment operating profit from continuing operations for each reportable segment (in thousands) and include a reconciliation of segment operating profit to total U.S. GAAP operating profit by including certain corporate-level expenses, Restructuring and other charges (as defined in Note 16- *Restructuring and Other Charges*) and transaction and integration costs (in thousands) for the years ended:

	September 26, 2025		
	Infrastructure & Advanced Facilities	PA Consulting	Total
Revenues from External Customers [1]	$ 10,764,206	$ 1,265,577	$ 12,029,783
Direct cost of contracts [2]	(8,228,935)	(815,914)	(9,044,849)
Selling, general and administrative expenses [2]	(1,631,723)	(171,164)	(1,802,887)
Segment Operating Profit [1]	$ 903,548	$ 278,499	$ 1,182,047
Restructuring, Transaction and Other Charges [3]			(162,896)
Amortization of Intangible Assets			(155,517)
Total U.S. GAAP Operating Profit			$ 863,634
Total Other (Expense) Income, net [4]			(320,157)
Earnings from Continuing Operations Before Taxes			$ 543,477

(1)   I&AF revenue and operating profit for the year ended September 26, 2025 were impacted by a reserve in connection with an unfavorable interim ruling against a consolidated joint venture in which the Company holds a 50% interest (the "Consolidated JV Matter"), with the noncontrolling partner's share included in noncontrolling interests in the Consolidated Statements of Earnings for the respective period.

(2)   Direct cost of contracts and SG&A are considered to be significant segment expense categories as amounts align with, or are easily computable from, the segment-level information regularly provided to the CODM.

(3)   The year ended September 26, 2025 included $58.8 million in restructuring and other charges related to the Separation Transaction (primarily professional services and employee separation costs), as well as $75.3 million in charges for certain subsidiary level compensation based agreements. The year ended September 26, 2025 included approximately $26.0 million in charges associated with the Company's TSA with Amentum.

(4)   The year ended September 26, 2025 included $227.3 million in mark-to-market losses and other related charges associated with our investment in Amentum stock in connection with the Separation Transaction, as well as $40.5 million in income associated with the Company's TSA with Amentum (see Note 14- *Discontinued Operations*). The year ended September 26, 2025 included $20.5 million in discounts and expenses associated with the Equity-for-Debt Transaction (see Note 9- *Borrowings* and Note 14- *Discontinued Operations*).

	September 27, 2024		
	Infrastructure & Advanced Facilities	PA Consulting	Total
Revenues from External Customers	$ 10,323,255	$ 1,177,686	$ 11,500,941
Direct cost of contracts [1]	(7,915,256)	(752,929)	(8,668,185)
Selling, general and administrative expenses [1]	(1,609,624)	(185,507)	(1,795,131)
Segment Operating Profit	$ 798,375	$ 239,250	$ 1,037,625
Restructuring, Transaction and Other Charges [2]			(192,522)
Amortization of Intangible Assets			(152,667)
Total U.S. GAAP Operating Profit			$ 692,436
Total Other (Expense) Income, net [3]			84,850
Earnings from Continuing Operations Before Taxes			$ 777,286

(1)   Direct cost of contracts and SG&A are considered to be significant segment expense categories as amounts align with, or are easily computable from, the segment-level information regularly provided to the CODM.

(2)   The year ended September 27, 2024 included $163.4 million in restructuring and other charges related to the Separation Transaction (primarily professional services and employee separation costs) and $6.4 million in restructuring and other charges related to the Company's investment in PA Consulting (primarily employee separation costs), as well as certain subsidiary level compensation based agreements.

(3)   The year ended September 27, 2024 included $186.9 million in mark-to-market gains associated with our investment in Amentum stock in connection with the Separation Transaction and a $35.2 million realized gain on interest rate swaps settled during the fourth quarter of fiscal 2024.

	September 29, 2023		
	Infrastructure & Advanced Facilities	PA Consulting	Total
Revenues from External Customers	$ 9,693,276	$ 1,158,144	$ 10,851,420
Direct cost of contracts [1]	(7,395,838)	(744,722)	(8,140,560)
Selling, general and administrative expenses [1] [2]	(1,563,836)	(176,419)	(1,740,255)
Segment Operating Profit	$ 733,602	$ 237,003	$ 970,605
Restructuring, Transaction and Other Charges [3]			(146,891)
Amortization of Intangible Assets			(147,230)
Total U.S. GAAP Operating Profit			$ 676,484
Total Other (Expense) Income, net			(155,509)
Earnings from Continuing Operations Before Taxes			$ 520,975

(1)   Direct cost of contracts and SG&A are considered to be significant segment expense categories as amounts align with, or are easily computable from, the segment-level information regularly provided to the CODM.

(2)   In fiscal 2023, I&AF SG&A included approximately $15.0 million in net favorable impacts from cost reductions compared to the prior year period, which were associated mainly with net favorable impacts during first quarter from changes in employee benefit programs of $41.0 million offset by approximately $26.0 million in higher spend in company technology platforms and other personnel and corporate cost increases.

(3)   The year ended September 29, 2023 included $61.1 million in restructuring and other charges related to the Separation Transaction (primarily professional services and employee separation costs) and $14.3 million, in restructuring and other charges related to the Company's investment in PA Consulting (primarily employee separation costs), as well as certain subsidiary level compensation based agreements. Additionally, in fiscal year 2023, there were $46.7 million in charges associated mainly with real estate impairments.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Jacobs Solutions Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jacobs Solutions Inc. and subsidiaries (the Company) as of September 26, 2025 and September 27, 2024, the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 26, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 26, 2025 and September 27, 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 26, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 26, 2025, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated November 20, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition for Certain Fixed-Price Contracts

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company recognizes contract revenue over time, as performance obligations are satisfied, using the percentage-of-completion method (an input method) based primarily on contract costs incurred to date compared to total estimated contract costs. Revenue recognition under this method is judgmental, as it requires the Company to prepare estimates of total contract revenue and total contract costs, including costs to complete in-process contracts.

Auditing the Company's estimates of total contract revenue and costs used to recognize revenue on certain fixed-price contracts which are larger in size involved significant auditor judgment, as it required the evaluation of subjective factors, such as assumptions related to estimated labor, material and subcontractor costs. These assumptions involved significant management judgment, which affects the measurement of revenue recognized by the Company.

How We Addressed the Matter in Our Audit

We tested the Company's controls over the estimation process that affect revenue recognized on fixed-price contracts. For example, we tested controls over management's monitoring and review of project cost estimates, including the Company's procedures to validate the completeness and accuracy of the data used to determine the estimates.

To test the Company's contract estimates related to revenues recognized on fixed-price projects, our audit procedures included selecting a sample of projects and, among other procedures, we obtained and inspected related contract agreements, amendments, and change orders to test the existence of customer arrangements and understand the scope and pricing of the related projects; observed selected project team status meetings at the Company and interviewed project team personnel to obtain an understanding of the status of operational performance and progress on the related projects; evaluated the reasonableness of the Company's estimated costs to complete by obtaining and analyzing supporting documentation for a sample of cost estimate components; and compared contract profitability estimates in the current year to historical estimates and actual performance for the same projects.

Redeemable Noncontrolling Interests

Description of the Matter

As of September 26, 2025, the balance of redeemable noncontrolling interests relating to the Company's PA Consulting subsidiary was $1,018.7 million. As discussed in Note 2 of the consolidated financial statements, the redeemable noncontrolling interests are subject to remeasurement as of the balance sheet date based on the greater of the redemption value or the historical value resulting from the original acquisition date fair value plus the impact of any earnings or loss attribution amounts, including dividends. The redemption value is based on the fair value of PA Consulting, which is determined using a combination of a discounted cash flow analysis based upon projected financial information and a multiple of earnings before interest, taxes, depreciation and amortization.

Auditing the Company's redeemable noncontrolling interests balance requires significant judgment, as the valuation of the redemption value includes subjective estimates and assumptions. In particular, the discounted cash flow analysis used in determining the redemption value is sensitive to significant assumptions such as projections of revenue and earnings before interest, taxes, depreciation and amortization. These assumptions are forward looking and could be affected by future economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's determination of the redemption value, including controls over management's review of the significant assumptions described above.
	To test the redemption value, our audit procedures included, among others, evaluating the Company's valuation methodologies, performing recalculations of the model, and testing the significant assumptions described above and the underlying data used by the Company. We compared the significant assumptions used by management to current industry trends and historical performance. We performed sensitivity analyses of significant assumptions to evaluate the change in the redemption value resulting from changes in the significant assumptions. We also involved our valuation specialists to assist in evaluating the valuation methodologies and certain assumptions used by the Company.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1987.

Dallas, Texas

November 20, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Jacobs Solutions Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Jacobs Solutions Inc. and subsidiaries' internal control over financial reporting as of September 26, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Jacobs Solutions Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of September 26, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 26, 2025 and September 27, 2024, the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 26, 2025, and the related notes and our report dated November 20, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Dallas, Texas

November 20, 2025

Jacobs

**Challenging today.
Reinventing tomorrow.**

2025 Annual Report

1999 Bryan Street, Suite 3500
Dallas, Texas 75201 USA

+1.214.638.0145 | jacobs.com

